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                                               Filed Pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-76480
PROSPECTUS

                            FLEMING COMPANIES, INC.

                               OFFER TO EXCHANGE
                 $400,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS
              10-5/8% SERIES D SENIOR SUBORDINATED NOTES DUE 2007,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
              FOR ANY AND ALL OF ITS OUTSTANDING 10-5/8% SERIES B
                       SENIOR SUBORDINATED NOTES DUE 2007
                                      AND
                ANY AND ALL OF ITS OUTSTANDING 10-5/8% SERIES C
                       SENIOR SUBORDINATED NOTES DUE 2007
                      MATERIAL TERMS OF THE EXCHANGE OFFER

- The exchange offer expires at 5:00 p.m., New York City time, on April 15, 2002, unless extended.

- We will exchange all outstanding Series B notes and Series C notes that are validly tendered and not validly withdrawn for an equal principal amount of Series D notes which are registered under the Securities Act.

- The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

- You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

- The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

- We will not receive any proceeds from the exchange offer.

- The terms of the new Series D notes are substantially identical to the outstanding Series B notes, and substantially identical to the outstanding Series C notes except for transfer restrictions and registration rights relating to the outstanding notes.

- You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

- Our affiliates may not participate in the exchange offer.

   PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR
A DESCRIPTION OF THE RISKS YOU SHOULD CONSIDER WHEN EVALUATING THIS INVESTMENT.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     We are not making this exchange offer in any state where it is not permitted.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                 The date of this prospectus is March 15, 2002.

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

     The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE A COPY OF ANY OF THIS INFORMATION, PLEASE SUBMIT YOUR REQUEST TO 1945 LAKEPOINTE DRIVE, BOX 299013, LEWISVILLE, TEXAS 75029, ATTENTION: LEGAL DEPARTMENT, OR CALL (972) 906-8000 AND ASK TO SPEAK TO SOMEONE IN OUR LEGAL DEPARTMENT. IN ADDITION, TO OBTAIN TIMELY DELIVERY OF ANY INFORMATION YOU REQUEST, YOU MUST SUBMIT YOUR REQUEST NO LATER THAN APRIL 8, 2002, WHICH IS FIVE BUSINESS DAYS BEFORE THE DATE THE EXCHANGE OFFER EXPIRES.

                             ---------------------

                               TABLE OF CONTENTS

Industry Data...............................................    ii
Disclosure Regarding Forward-Looking Statements.............    ii
Prospectus Summary..........................................     1
Risk Factors................................................    11
The Exchange Offer..........................................    20
Use of Proceeds.............................................    30
Capitalization..............................................    30
Selected Consolidated Financial Data........................    31
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    33
Quantitative and Qualitative Disclosures about Market
  Risk......................................................    40
Business....................................................    42
Management..................................................    52
Executive Compensation......................................    56
Certain Relationships and Related Transactions..............    65
Principal and Management Shareholders.......................    66
Description of Other Indebtedness...........................    68
Description of Notes........................................    70
Book-Entry; Delivery and Form...............................    98
Plan of Distribution........................................   100
Material United States Federal Income Tax Considerations....   101
Legal Matters...............................................   106
Independent Auditors........................................   106
Available Information.......................................   106
Incorporation by Reference..................................   107
Index to Consolidated Financial Statements..................   F-1

                                        i
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                                 INDUSTRY DATA

     In this prospectus, we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus regarding our future financial position, business strategy and our management's plans and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included and incorporated by reference in this prospectus. These forward-looking statements and our business and prospects are subject to a number of factors that could cause actual results to differ materially, including:

     - negative effects of Kmart Corporation's bankruptcy reorganization;

     - our ability to obtain capital or obtain it on acceptable terms;

     - unanticipated problems with product procurement;

     - adverse effects of the changing industry environment and increased competition;

     - sales declines and loss of customers;

     - exposure to litigation and other contingent losses;

     - failure to achieve the expected results of our growth plans;

     - the inability to integrate acquired companies and to achieve operating improvements at those companies;

     - increases in labor costs and disruptions in labor relations with union bargaining units representing our employees;

     - negative effects of our substantial indebtedness and the limitations imposed by restrictive covenants contained in our debt instruments; and

     - goodwill impairment due to changes in markets.

     All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date on the cover page of this prospectus.

                                        ii
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                               PROSPECTUS SUMMARY

     In this prospectus, the words "Fleming," "the Company," "ours," "us" and "we" refer to Fleming Companies, Inc., the issuer of the notes, and its subsidiaries. We will refer to the outstanding Series B notes and Series C notes as the "old notes," and will refer to the Series D notes as the "exchange notes." Unless indicated otherwise, the term "notes" refers to both the old notes and the exchange notes. The following summary contains basic information about us and this exchange offer. It likely does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents to which we have referred you.

                               THE EXCHANGE OFFER

The Old Notes.................   We issued our 10-5/8% Series A senior
                                 subordinated notes due 2007 to Bear, Stearns &
                                 Co. Inc., Chase Securities Inc., BancAmerica
                                 Securities, Inc. and Societe Generale
                                 Securities Corporation on July 25, 1997. These initial purchasers subsequently resold our
                                 Series A notes to "qualified institutional buyers" as defined under Rule 144A of the Securities Act. We subsequently completed an exchange offer in which we exchanged all of our outstanding Series A notes for our Series B notes. Our Series B notes are registered under the Securities Act of 1933, as amended.

                                 We issued our Series C notes to Deutsche Banc Alex. Brown Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc., First Union Securities, Inc. and UBS Warburg LLC on October 15, 2001. These initial purchasers subsequently resold our Series C notes to "qualified institutional buyers" as defined under Rule 144A of the Securities Act. The purchasers of our Series C notes agreed to comply with transfer restrictions and other conditions.

The Exchange Offer............   We are offering to exchange our exchange notes
                                 for our outstanding old notes that are properly tendered and accepted. The purpose of our offer to exchange both the Series B notes and the Series C notes is to create a single series of debt securities having a total outstanding principal amount that is the combination of the Series B notes and Series C notes. As of the date of this prospectus, $250,000,000 principal amount of Series B notes and $150,000,000 principal amount of Series C notes are outstanding.

                                 You may tender outstanding old notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on April 15, 2002, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange
Offer.........................   The exchange offer is not subject to any
                                 condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange.

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Procedures for Tendering Old
Notes.........................   If you wish to tender your old notes for
                                 exchange notes pursuant to the exchange offer you must transmit to Manufacturers and Traders
                                 Trust Company as exchange agent, on or before the expiration date, either:

                                 - a computer generated message transmitted
                                   through The Depository Trust Company's
                                   Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

                                 - a properly completed and duly executed letter
                                   of transmittal, which accompanies this
                                   prospectus, or a facsimile of the letter of transmittal, together with your old notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

                                 If you cannot satisfy either of these
                                 procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under "The Exchange
                                 Offer -- Procedures for Tendering."

Special Procedures for
Beneficial Owners.............   If you are a beneficial owner whose old notes
                                 are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the old notes in your name or (2) obtain a properly completed bond power from the registered holder, before completing and executing the letter of transmittal and delivering your old notes.

Guaranteed Delivery
Procedures....................   If you wish to tender your old notes and time
                                 will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange
                                 Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
Delivery of Exchange Notes....   Subject to the satisfaction or waiver of the
                                 conditions to the exchange offer, we will accept for exchange any and all old notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights.............   You may withdraw the tender of your old notes
                                 at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange
                                 Offer -- Withdrawal of Tenders."

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Material United States Federal
Income Tax Considerations.....   The exchange of notes will not be a taxable
                                 event for United States federal income tax purposes. For a discussion of the material federal income tax consequences relating to the exchange of notes, see "Material United States
                                 Federal Income Tax Considerations."

Exchange Agent................   Manufacturers and Traders Trust Company, the
                                 trustee under the indentures governing the old notes, is serving as the exchange agent.

Consequences of Failure to
Exchange Old Notes............   If you do not exchange your Series B notes for
                                 exchange notes, you will continue to hold
                                 Series B notes that have been registered under the Securities Act. However, your Series B notes would not be assigned a new CUSIP number identical to the CUSIP number assigned to the exchange notes, and the liquidity of, and the trading market for, such Series B notes may be greatly diminished upon completion of the exchange offer. See "Risk Factors -- If you do not exchange your Series B notes pursuant to this exchange offer, you may not be able to sell your Series B notes."

                                 If you do not exchange your Series C notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the Series C notes and in the indenture governing the Series C notes. In general, the Series C notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the Series C notes under the Securities Act. See "Risk
                                 Factors -- If you do not exchange your Series C notes pursuant to this exchange offer, you may not be able to sell your Series C notes.

Registration Rights
Agreement.....................   If you are a holder of Series C notes, you are
                                 entitled to exchange your Series C notes for exchange notes with substantially identical terms. The exchange offer satisfies this right.
                                 After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your Series
                                 C notes. We are also making the exchange offer available to holders of our Series B notes.

     WE EXPLAIN THE EXCHANGE OFFER IN GREATER DETAIL BEGINNING ON PAGE 20.

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                               THE EXCHANGE NOTES

     The form and terms of the exchange notes are the same as the form and terms of the old notes, except that, with respect to the Series C notes, the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the Series C notes. The exchange notes will evidence the same debt as the old notes. The indenture governing the exchange notes is the same indenture that governs our Series C notes and is substantially similar in all of its material terms to the indenture governing the Series B notes. We will sometimes collectively refer to the old notes and the exchange notes as the "notes."

Securities Offered............   $400,000,000 principal amount of 10-5/8% Series
                                 D senior subordinated notes due 2007.

Issuer........................   Fleming Companies, Inc.

Maturity Date.................   July 31, 2007.

Interest......................   The exchange notes will bear interest at the
                                 rate of 10-5/8% per year (calculated using a 360-day year), payable every six months on January 31 and July 31. Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes. Holders whose old notes are accepted for exchange will be deemed to have waived their right to receive any interest accrued on the old notes from the last interest payment date.

Ranking.......................   The notes are our general unsecured obligations
                                 subordinated in right of payment to all our existing and future Senior Indebtedness, including all our obligations under our credit agreement and our 10-1/8% senior notes due
                                 2008, rank equal with all of our existing and future senior subordinated indebtedness, including our 10-1/8% senior subordinated notes due 2004 and our 5-1/4% convertible senior subordinated notes due 2009, and senior to all our future subordinated indebtedness. As of December 29, 2001, we and our subsidiaries had a total of $1.8 billion of indebtedness, of which $1.0 billion was Senior Indebtedness, and were able to borrow an additional $347 million under our credit agreement.

Note Guarantees...............   The note guarantees are the general unsecured
                                 obligations of the Subsidiary Guarantors, subordinated in right of payment to all such Subsidiary Guarantors' existing and future
                                 Senior Indebtedness, rank equal in right of payment to all such Subsidiary Guarantors' existing and future senior subordinated indebtedness and senior to all future subordinated indebtedness of such Subsidiary
                                 Guarantors.

                                 If we create or acquire a new wholly-owned subsidiary or if any subsidiary guarantees certain other debt, it will guarantee the notes unless we designate the subsidiary as an "unrestricted subsidiary" under the indenture.

Optional Redemption...........   On and after July 31, 2002, we may redeem some
                                 or all of the notes at the redemption prices listed in the "Description of Notes" section under the heading "Optional Redemption," plus accrued interest.

Change of Control Offer.......   Upon the occurrence of a Change of Control
                                 Triggering Event, each holder of notes will have the right to require us to purchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest.

                                 We might not be able to pay you the required price for notes you present to us at the time of a Change of Control Triggering Event, because:

                                 - we might not have enough funds at that time;

                                 - the terms of our other senior debt may
                                   prevent us from paying; or

                                 - our bylaws may prevent us from paying.

Certain Indenture
Provisions....................   The indenture governing the exchange notes
                                 contains covenants limiting our (and most or all of our subsidiaries') ability to:

                                 - incur additional debt;

                                 - pay dividends or distributions on our capital
                                   stock or repurchase our capital stock;

                                 - issue stock of subsidiaries;

                                 - make certain investments;

                                 - create liens on our assets to secure debt;

                                 - enter into transactions with affiliates;

                                 - merge or consolidate with another company; or

                                 - transfer and sell assets.

                                 These covenants are subject to a number of important limitations and exceptions.

Form of Exchange Notes........   The exchange notes will be represented by one
                                 or more permanent global certificates, in fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, as depositary. You will not receive exchange notes in certificated form unless one of the events described in the section entitled "Book-Entry;
                                 Delivery and Form" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these notes will be effected only through, records maintained in book-entry form by The Depository Trust Company and its participants.

Use of Proceeds...............   We will not receive any cash proceeds in the
                                 exchange offer.

Risk Factors..................   Investing in the notes involves substantial
                                 risks. See the section entitled "Risk Factors" for a description of certain of the risks you should consider before investing in the notes.

     WE EXPLAIN THE EXCHANGE NOTES IN GREATER DETAIL BEGINNING ON PAGE 70.

                                  THE COMPANY

INTRODUCTION

     Fleming is an industry leader in the distribution of consumable goods, and also has a growing presence in operating "price impact" supermarkets. Through our distribution group, we distribute products to customers that operate approximately 3,000 supermarkets, 6,800 convenience stores and over 2,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. At December 29, 2001, our retail group operated 116 stores, predominantly supermarkets that focus on low prices and high quality perishables. In the fiscal years ended December 30, 2000 and December 29, 2001, we generated total net sales of $14.4 billion and $15.6 billion.

     Our distribution group net sales were $11.2 billion for 2000 and $13.3 billion for 2001, a 5.8% increase and an 18.9% increase over the prior periods. Distribution represented approximately 77% of total net sales in 2000 and approximately 85% of total net sales in 2001. To supply our customers, we have a network of 24 full-line distribution centers, six general merchandise/specialty foods and five convenience store distribution centers that have a total of approximately 21 million square feet of warehouse space.

     Our retail group net sales were $3.3 billion for 2000 and $2.3 billion for 2001, which represented approximately 23% and 15% of total net sales, respectively. In 2001, approximately $1.9 billion was attributable to continuing operations, which represents an increase of 1.1% over the prior period. As of December 29, 2001, we owned and operated 94 price impact supermarkets and five additional supermarkets that we are converting to the price impact format. Price impact supermarkets offer everyday low prices that are typically below the prices of market-leading conventional supermarkets. These stores typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operated 17 limited assortment stores under the yes!LESS(R) banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods, as well as general merchandise at deep-discount prices.

     In recent years, consumers have been shifting their purchases of food and other consumable goods away from conventional full-service grocery stores toward other retail channels, such as price impact supermarkets, discount stores, supercenters, convenience stores, drug stores and ethnic food stores. Since 1998, we have repositioned our distribution group to become a highly efficient supplier to these retail channels. As a result, our distribution group has experienced renewed sales growth. In addition, we believe price-sensitive consumers are underserved in the retail grocery market, and we have repositioned our retail group to expand our presence in the price impact format.

     Since 1998, in the course of implementing our strategic initiatives, we have, among other accomplishments:

     - closed or consolidated 12 distribution centers, which resulted in:

       -- increased sales per full-line distribution center on a weighted-average basis by more than 40% from $389 million in 1998 to $552 million in 2001, and

       -- increased sales per full-line distribution center employee on a weighted-average basis by 23% from 1998 to 2001;

     - currently centralized approximately 84% of our purchasing operations in our customer support center near Dallas, Texas;

     - centralized our accounting, human resources, information technology and other support services in our shared services center in Oklahoma City, Oklahoma;

     - sold or closed 238 conventional supermarkets through the end of 2001;

     - opened 40 additional price impact supermarkets; and

     - instituted a "culture of thrift" among our employees, in part through our Low Cost Pursuit Program.

     We believe these initiatives have lowered our cost structure, improved the economics we can offer our traditional retail customers and strengthened our appeal to new channel retailers. We believe these improvements have been the key to our ability to increase distribution group sales for the last eight consecutive quarters (year-over-year comparisons). We added approximately $1.6 billion (pro forma for acquisitions) in gross annualized distribution group sales from both new channel retailers and our traditional supermarket customers in 2001.

     In February 2001, we announced a ten-year distribution agreement under which we supply to Kmart substantially all of the food and consumable products in all current and future Kmart and Kmart supercenter stores in the United States and the Caribbean. This supply arrangement includes grocery, frozen, dairy, packaged meat and seafood, produce, bakery/deli, fresh meat, cigarettes, tobacco and candy. Shipments under this agreement began in April 2001, with full implementation in July 2001. As a result, Kmart continues to be our largest customer and accounted for 20% of our net sales in 2001. On January 22, 2002, Kmart and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. For more information about the possible effects of this bankruptcy, see "Risk Factors -- We may be materially adversely affected by the bankruptcy of Kmart Corporation."

COMPETITIVE STRENGTHS

     Low-Cost, High-Volume National Distribution System: We have consolidated our smaller distribution centers into high-volume distribution centers. We believe our distribution center volumes are among the highest in the consumable goods distribution industry. With high volume comes the opportunity to operate more efficiently by leveraging costs. Our efficient and highly productive operations have enhanced our ability to provide customers with lower-cost merchandise and services that improve customer acquisition and retention.

     Efficient Centralized Purchasing: Category management decisions and vendor negotiations for approximately 84% of our merchandise procurement are currently conducted in one location. We believe our customer support center is one of the largest volume-buying locations of consumable goods in the United States. Centralized purchasing generates economies of scale because it enables us in one location to purchase goods more efficiently by eliminating redundancy involved in purchasing through multiple locations, which we believe increases our leverage with vendors. We believe that our centralized purchasing capabilities are valuable to national retailers, as well as the smaller independent retailers that make up our traditional customer base, because we offer greater convenience and lower cost.

     Diverse Distribution Customer Base: We distribute to approximately 11,800 retail store locations under a wide variety of formats across the United States. Other than Kmart, no customer accounted for more than 2% of our fiscal 2001 net sales.

     Successful Price Impact Retail Format: Our price impact supermarkets offer name-brand and private label consumable goods at significantly lower prices than conventional supermarkets. We keep prices low by leveraging our existing distribution and procurement capabilities and maintaining a lower cost structure associated with operating these stores. We believe this format is profitable because we offer a reduced number of product selections, focus on high-turnover products and product categories, employ flow-through distribution methods that reduce product storage and handling expense, and minimize store operating costs.

BUSINESS STRATEGY

     Our business strategy is to use our competitive strengths to achieve sales and earnings growth in both our distribution group and retail group. As principal elements of our strategy, we intend to:

     Grow Sales to New Channel Retailers: We are rapidly moving beyond our historic market position and have targeted three key growth sectors. First, we are focusing on broad assortment/destination retailers, including supercenters and discount stores, and have demonstrated significant penetration in this market as evidenced by our distribution arrangements with Kmart and Target, Inc. Second, we are concentrating on precision assortment/neighborhood retailers such as convenience stores, drug stores and ethnic food stores. In

April 2001, we acquired Minter-Weisman Co., a wholesale distribution company serving over 800 convenience stores in Minnesota, Wisconsin and surrounding states. In September 2001, we acquired certain assets and inventory of Miller & Hartman South, LLC, a wholesale distributor serving over 1,800 convenience stores in Kentucky and surrounding states. Finally, we intend to focus on precision assortment/destination retailers typified by large-store formats such as cash-and-carries and price impact stores.

     Grow Sales to Traditional Format Customers: Despite being the largest distributor in the more than $100 billion wholesale grocery industry, we account for approximately 6% of this traditional core market, representing substantial room for additional growth. Many potential customers are currently served by local or regional wholesalers that do not have the efficiencies associated with our procurement scale. Our repositioned distribution group has already enabled us to increase sales to existing and new customers, and we expect to be able to continue this trend. During August 2001, we facilitated the third-party purchase of 36 stores located in New Mexico and Texas from Furrs Supermarkets, most of which were purchased by Fleming-supplied independent operators. We routinely conduct detailed market studies to identify potential new customers in areas contiguous to existing customers, as we have capacity in our high-volume distribution centers to serve additional local independent stores or chains.

     Expand Price Impact Format: We believe we have a substantial opportunity to grow our retail group's price impact supermarket operations. Because price impact stores cost less to build, maintain and operate than conventional supermarkets, we expect to be able to grow our price impact supermarket operations while incurring fewer capital expenditures than operators of conventional retail stores. In April 2001, we purchased seven Food 4 Less stores located in Central California from Whitco Foods, Inc. which we continue to operate as price impact stores under the Food 4 Less banner. In August 2001, we purchased five Smith's Food & Drug Stores located in New Mexico and Texas from Kroger Co. which we operate under the Rainbow Foods banner. We have completed the conversion of five of our Sentry Foods stores to the price impact format and have renamed the stores Rainbow Foods, and we intend to convert the remaining five in early 2002.

     Continue to Improve Working Capital Management and Reduce Costs: We intend to improve our working capital management primarily by improving inventory turns. To do this, we will continue to improve vendor inventory management practices, further develop our central procurement operations, improve ad forecasting with our customers, effectively manage alternative channels of product delivery to retail locations and invest in systems enhancements. In addition, to strengthen our position as a low-cost supplier to our customers and increase our profitability, we have instituted a "culture of thrift" among our employees and developed initiatives to reduce our expenses through our Low Cost Pursuit Program.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The table below includes summary historical consolidated financial information for our company. You should read the information set forth below together with the other financial information contained in this prospectus.

                                                               FISCAL YEAR ENDED(1)
                                             ---------------------------------------------------------
                                             DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,
                                               1998(2)        1999(3)        2000(4)        2001(5)
                                             ------------   ------------   ------------   ------------
                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales(6)...............................    $14,678        $14,272        $14,444        $15,628
Costs and expenses:
  Cost of sales(6).........................     13,228         12,835         13,097         14,437
  Selling and administrative...............      1,251          1,262          1,187            961
  Interest expense.........................        161            165            175            166
  Interest income..........................        (37)           (40)           (33)           (26)
  Equity investment results................         12             10              8              2
  Litigation charge (credit)...............          8             --             (2)            49
  Impairment/restructuring charge
     (credit)..............................        653            103            213            (24)
                                               -------        -------        -------        -------
     Total costs and expenses..............     15,276         14,335         14,645         15,565
                                               -------        -------        -------        -------
Earnings (loss) before taxes...............       (598)           (63)          (201)            63
Taxes on income (loss).....................        (87)           (18)           (79)            36
                                               -------        -------        -------        -------
Earnings (loss) before extraordinary
  charge...................................       (511)           (45)          (122)            27
Extraordinary charge from early retirement
  of debt (net of taxes)...................         --             --             --             (4)
                                               -------        -------        -------        -------
     Net earnings (loss)...................    $  (511)       $   (45)       $  (122)       $    23
                                               =======        =======        =======        =======
Diluted earnings (loss) per share..........    $(13.48)       $ (1.17)       $ (3.15)       $   .52
BALANCE SHEET DATA: (AT END OF PERIOD)
  Cash and cash equivalents................    $     6        $     7        $    30        $    17
  Total assets.............................      3,491          3,573          3,403          3,655
  Total debt (including current maturities
     and capital leases)...................      1,566          1,694          1,669          1,811
  Shareholders' equity.....................        570            561            427            498
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(7)................................    $  (237)       $   281        $   154        $   385
  Depreciation and amortization(8).........        180            158            169            166
  Capital expenditures.....................        200            166            151            238

---------------

(1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

(2) The results in 1998 reflect an impairment/restructuring charge with related costs totaling $668 million ($543 million after-tax) related to the strategic plan.

(3) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects one-time items ($31 million charge to close ten conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

(4) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects one-time items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

(5) The results in 2001 reflect an impairment/restructuring charge with related costs totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects one-time items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

(6) During the fourth quarter of 2000 we adopted EITF 99-19 and restated sales and cost of sales for all prior periods. The adoption had no effect on gross margins or earnings.

(7) EBITDA is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. EBITDA should not be considered as an alternative measure of our net income, operating performance, cash flow or liquidity. We provide it as additional information related to our ability to service debt; however, conditions may require conservation of funds for other uses. Although we believe EBITDA enhances your understanding of our financial condition, this measure, when viewed individually, is not necessarily a better indicator of any trend as compared to measures (e.g., net sales, net earnings, net cash flows, etc.) conventionally computed in accordance with GAAP. Amounts presented may not be comparable to similar measures disclosed by other companies.

(8) Depreciation and amortization expense includes goodwill amortization and excludes amortization of debt cost which is reflected in interest expense.

                                  RISK FACTORS

     You should read and carefully consider the risks described below, together with the other information contained in or incorporated by reference into this prospectus, before making a decision to tender your old notes in the exchange offer. The risk factors set forth below, other than the first risk factor set forth below, are generally applicable to the old notes as well as the exchange notes. If any of the following risks actually occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the notes.

IF YOU DO NOT EXCHANGE YOUR SERIES C NOTES PURSUANT TO THIS EXCHANGE OFFER, YOU MAY NOT BE ABLE TO SELL YOUR SERIES C NOTES.

     If you are a holder of Series C notes, it may be difficult for you to sell Series C notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or they are exempt from the registration requirements under the Securities Act and applicable state securities laws. The restrictions on transfer of your Series C notes arise because we issued the Series C notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register the Series C notes under the Securities Act.

     If you do not tender your Series C notes or if we do not accept some of your Series C notes, those notes will continue to be subject to the transfer and exchange restrictions in:

     - the indenture;

     - the legend on the Series C notes; and

     - the offering memorandum relating to the Series C notes.

     Moreover, to the extent Series C notes are tendered and accepted in the exchange offer, the trading market, if any, for the Series C notes would be adversely affected.

IF YOU DO NOT EXCHANGE YOUR SERIES B NOTES PURSUANT TO THIS EXCHANGE OFFER, YOU MAY NOT BE ABLE TO SELL YOUR SERIES B NOTES.

     The purpose of our offer to exchange both the Series B notes and the Series C notes is to create a single series of debt securities having a total outstanding principal amount that is the combination of the Series B notes and Series C notes. However, as Series B notes are exchanged in this exchange offer, the remaining amount of Series B notes outstanding will be equally reduced. Thus, holders of Series B notes who do not participate in the exchange offer may find it difficult to sell their Series B notes because the liquidity of, and trading market for, such Series B notes may be greatly diminished upon completion of the exchange offer.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT AND DEBT SERVICE OBLIGATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     We have a substantial amount of debt outstanding. The following chart shows certain important credit statistics as of December 29, 2001.

                                                              AS OF DECEMBER 29, 2001
                                                                    AS ADJUSTED
                                                              -----------------------
Total debt (including capital leases).......................      $1,811 million
Shareholders' equity........................................         498 million
Total capitalization........................................       2,309 million
Debt to capitalization......................................                 78%

     Our substantial amount of debt could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the notes;

     - require us to dedicate a substantial portion of our cash flow to payments on our debt;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. If we fail to comply with those covenants, it could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial condition.

     We and our subsidiaries may be able to incur substantial additional debt in the future, including secured debt. The terms of the indentures governing our outstanding debt do not fully prohibit us or our subsidiaries from doing so. As of December 29, 2001 our credit facility permitted additional borrowings of up to $347 million, all of which was senior to the notes. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     Our ability to make payments on and to refinance our debt will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our credit facility or the notes, on commercially reasonable terms or at all.

WE MAY BE MATERIALLY ADVERSELY AFFECTED BY THE BANKRUPTCY OF KMART CORPORATION.

     Kmart Corporation is our largest customer, accounting for 20% of our net sales in 2001. On January 22, 2002, Kmart and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Shortly thereafter, Kmart and Fleming entered into a critical vendor agreement under the terms of which Kmart paid us $76 million and we agreed to supply Kmart for two years. We will assert a prepetition claim in the bankruptcy proceeding for obligations under our ten-year distribution agreement. A material portion of this claim may not be paid by Kmart.

     The terms of our distribution agreement provide that Kmart can terminate if, among other things, the volume of Kmart's purchases decline by certain amounts, if we materially breach our obligations, including a failure to maintain specified service levels, or if we experience certain types of changes of control. Kmart can also elect to terminate the distribution agreement on 12-months written notice given after the fifth anniversary of its effective date, with the termination to take place at the end of a transition period of up to an additional 12 months at Kmart's discretion.

     Subject to the effect of the critical vendor agreement, Kmart has the right to assume or reject the distribution agreement with us. If Kmart rejects it, a breach by Kmart will result, effective immediately prior to the bankruptcy filing date, but we may still have to supply Kmart for a 12-month transition period. If Kmart assumes the distribution agreement, it would be required to cure all defaults, including payment of our prepetition claim. Because Kmart is a substantial portion of our business, negative information about Kmart's performance, financial condition, business prospects and progress through its bankruptcy may adversely affect the market and prices of our securities.

     We cannot predict at this date what affect this bankruptcy will have on us, but Kmart's announced plan to close 284 stores will cause a decrease in our sales and earnings. Further, a failure by Kmart to successfully reorganize or to continue as a going concern would have a material adverse effect on us. Also, although no material litigation is currently outstanding, we may be involved in litigation related to the Kmart bankruptcy, including litigation with vendors from whom we ordered product.

THE NOTES ARE SUBORDINATED TO ALL SENIOR INDEBTEDNESS.

     The notes and the guarantees of the notes by our subsidiaries are subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of the notes. The incurrence of additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. As of December 29, 2001, we and our subsidiaries had $1.8 billion of indebtedness, of which $1.0 billion was senior to the notes. We anticipate that from time to time we may incur additional indebtedness, including Senior Indebtedness.

THE INTERNAL REVENUE SERVICE MAY ASSERT THAT THE SERIES C NOTES (AND THEREFORE THE EXCHANGE NOTES RECEIVED FOR THE SERIES C NOTES EXCHANGED IN THE EXCHANGE OFFER) HAVE BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT BECAUSE OF A SPECIAL PAYMENT MADE TO INITIAL PURCHASERS OF THE SERIES C NOTES.

     We intend to take the position that the Series C notes were not issued with original issue discount for federal income tax purposes. We cannot assure you, however, that the Internal Revenue Service will not assert a contrary position. The IRS may take a position that the issue price of the Series C notes equals the offering price reduced by a special payment made to initial purchasers of the Series C notes to compensate such purchasers for agreeing to a delayed closing date for the initial purchase, and, accordingly, the Series C notes were issued with original issue discount. If this position were to prevail, the holders of the Series C notes and the holders of the exchange notes received for the Series C notes exchanged in the exchange offer would be required to include the amount of original issue discount in gross income over the term of such notes based on a constant yield method and therefore holders of such notes would be required to include amounts in gross income without a contemporaneous receipt of cash. Accordingly, the Series C notes and the exchange notes received for Series C notes exchanged in the exchange offer would not be fungible for federal income tax purposes with our outstanding Series B notes and the exchange notes received for Series B notes exchanged in the exchange offer. We have not obtained any ruling from the IRS or any opinion of counsel on this matter. Investors are strongly urged to consult their own advisors regarding the determination of the issue price of the Series C notes and the exchange notes received for the Series C notes exchanged in the exchange offer, and the federal, state, and foreign tax consequences of holding or disposing of a debt security issued with original issue discount.

NOT ALL OF OUR SUBSIDIARIES WILL GUARANTEE THE NOTES, AND YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED IF ANY OF OUR NON-GUARANTOR SUBSIDIARIES DECLARE BANKRUPTCY, LIQUIDATE OR REORGANIZE.

     Not all of our subsidiaries will guarantee the notes. In the event any of our non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from the assets of those subsidiaries before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries.

THE INDENTURES GOVERNING THE NOTES, OUR CREDIT FACILITY AND OUR OTHER EXISTING INDEBTEDNESS CONTAIN PROVISIONS THAT COULD MATERIALLY RESTRICT OUR BUSINESS.

     The indentures governing the notes, our credit facility and our other existing indebtedness contain a number of significant covenants that, among other things, restrict our ability to:

     - dispose of assets;

     - incur additional debt;

     - guarantee third-party obligations;

     - repay other debt or amend other debt instruments;

     - create liens on assets;

     - enter into capital leases;

     - make investments, loans or advances;

     - make acquisitions or engage in mergers or consolidations;

     - make capital expenditures; and

     - engage in certain transactions with our subsidiaries and affiliates.

     In addition, under our credit facility and indentures, we are required to meet a number of financial ratios and tests.

     Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility and the documents governing our other existing indebtedness, which would permit our lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. If we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

IF THE CUSTOMERS TO WHOM WE LEND MONEY OR FOR WHOM WE GUARANTEE STORE LEASE OBLIGATIONS FAIL TO REPAY US, IT COULD HARM OUR FINANCIAL CONDITION.

     We provide subleases, extend loans to and make investments in many of our retail store customers, often in conjunction with the establishment of long-term supply contracts. As of December 29, 2001, we had an aggregate of $118 million in outstanding loans to our customers. Our loans to our customers are generally not investment grade and are highly illiquid. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases.

     Although we have strict credit policies and apply cost/benefit analyses to these investment decisions, we face the risk that credit losses from existing or future investments or commitments could adversely affect our financial condition. Our credit loss expense from receivables as well as from investments in customers was $29 million in 2000 and $38 million in 2001 (including a $17 million charge relating to the Kmart bankruptcy).

VARIOUS CHANGES IN THE DISTRIBUTION AND RETAIL MARKETS IN WHICH WE OPERATE HAVE LED AND MAY CONTINUE TO LEAD TO REDUCED SALES AND MARGINS AND LOWER PROFITABILITY FOR OUR CUSTOMERS AND, CONSEQUENTLY, FOR US.

     The distribution and retail markets in which we operate are undergoing accelerated change as distributors and retailers seek to lower costs and provide additional services in an increasingly competitive environment. An example of this is the growing trend of large self-distributing chains consolidating to reduce costs and gain efficiencies. Eating away from home and alternative format food stores, such as warehouse stores and supercenters, have taken market share from traditional supermarket operators, including independent grocers, many of whom are our customers. Vendors, seeking to ensure that more of their promotional fees and allowances are used by retailers to increase sales volume, increasingly direct promotional dollars to large self-distributing chains. We believe that these changes have led to reduced sales, reduced margins and lower profitability among many of our customers and, consequently, for us. If the strategies we have developed in response to these changing market conditions are not successful, it could harm our financial condition and business prospects.

CONSUMABLE GOODS DISTRIBUTION IS A LOW-MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

     We derive most of our revenues from the consumable goods distribution industry. This industry is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. Consequently, our results of operations may be negatively impacted when consumable goods prices go down, even though our percentage markup may remain constant. The consumable goods industry is also sensitive to national and regional economic conditions, and the demand for our consumable goods has been adversely affected from time to time by economic downturns. Additionally, our distribution business is sensitive to increases in fuel and other transportation-related costs.

WE FACE INTENSE COMPETITION IN BOTH OUR DISTRIBUTION AND RETAIL MARKETS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THESE MARKETS, IT COULD HARM OUR BUSINESS.

     Our distribution group operates in a highly competitive market. We face competition from local, regional and national food distributors on the basis of price, quality and assortment, schedules and reliability of deliveries and the range and quality of services provided. We also compete with retail supermarket chains that self-distribute, purchasing directly from vendors and distributing products to their supermarkets for sale to the consumer. Consolidation of self-distributing chains may produce even stronger competition for our distribution group.

     Our retail group competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. Traditional mass merchandisers have gained a growing foothold in food marketing and distribution with alternative store formats, such as warehouse stores and supercenters, which depend on concentrated buying power and low-cost distribution technology. We expect that stores with alternative formats will continue to increase their market share in the future. Retail consolidations not only produce stronger competition for our retail group, but may also result in declining sales in our distribution group if our existing customers are acquired by self-distributing chains or if self-distributing chains are otherwise able to increase their market share.

     Some of our competitors have greater financial and other resources than we do. In addition, consolidation in the industry, heightened competition among our vendors, new entrants and trends toward vertical integration could create additional competitive pressures that reduce our margins and adversely affect our business. If we fail to successfully respond to these competitive pressures or to implement our strategies effectively, it could have a material adverse effect on our financial condition and business prospects.

BECAUSE WE OWN AND OPERATE REAL ESTATE, WE FACE THE RISK OF BEING HELD LIABLE FOR ENVIRONMENTAL DAMAGES THAT MAY OCCUR ON OUR PROPERTIES.

     Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. Although we have established reserves that we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements, we cannot assure you that these reserves will be sufficient.

     We and others have been designated by the U.S. Environmental Protection Agency and by similar state agencies as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws, as applicable, with respect to EPA-designated Superfund sites. While liability under CERCLA for remediation at these sites is generally joint and several with other responsible parties, we believe that, to the extent we are ultimately determined to be liable for the expense of remediation at any site, such liability will not result in a material adverse effect on our consolidated financial position or results of operations. We are committed to maintaining the environment and protecting natural resources and human health and to achieving full compliance with all applicable laws, regulations and orders.

WE ARE A PARTY TO OR THREATENED WITH VARIOUS LITIGATION AND CONTINGENT LOSS SITUATIONS ARISING IN THE ORDINARY COURSE OF OUR BUSINESS. IF ANY PROCEEDING IS RESOLVED AGAINST US, IT COULD HARM OUR FINANCIAL CONDITION AND BUSINESS PROSPECTS.

     We are a party to or threatened with various other litigation and contingent loss situations arising in the ordinary course of our business including:

     - disputes with customers and vendors;

     - disputes with owners or creditors of financially troubled or failed customers;

     - disputes with employees regarding labor conditions, wages, workers' compensation matters and alleged discriminatory practices;

     - disputes with insurance carriers;

     - disputes with landlords and lessees; and

     - disputes with tax authorities;

some of which may be for substantial amounts. We would incur the costs of defending any such litigation whether or not any claim had merit. We intend to vigorously defend against all lawsuits, but we cannot predict the outcome of any case. An unfavorable outcome in any case could harm our business and financial condition.

BECAUSE WE SELL FOOD AND OTHER PRODUCTS, WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Like any other seller of food and other products, we face the risk of exposure to product liability claims in the event that people who purchase products we sell become injured or experience illness as a result. We believe that we have sufficient primary and excess umbrella liability insurance to protect us against any product liability claims that may arise. However, this insurance may not continue to be available at a reasonable cost, or, even if it is available, it may not be adequate to cover our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying our products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the policy limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification to cover our liabilities, product liability claims relating to defective food and other products could materially reduce our earnings.

OUR CURRENT STRATEGY INVOLVES GROWTH THROUGH ACQUISITIONS, WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS AND POTENTIAL LIABILITIES FOR WHICH WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

     Part of our growth strategy for our retail group involves selective strategic acquisitions of stores operated by others. In addition, our distribution group intends to seek strategic acquisitions of other distribution centers on a limited basis. Since the beginning of 2000, we have acquired several businesses. In April 2001, we acquired Minter-Weisman Co., a wholesale distribution company serving over 800 convenience stores in Minnesota, Wisconsin and surrounding states. In April 2001, we also purchased seven Food 4 Less stores located in Central California from Whitco Foods, Inc. which we continue to operate as price impact stores under the Food 4 Less banner. During August 2001, we facilitated the third-party purchase of 36 stores located in New Mexico and Texas from Furrs Supermarkets, most of which were purchased by Fleming-supplied independent operators. In September 2001, we purchased five Smith's Food & Drug Stores located in New Mexico and Texas from Kroger Co. which we operate under our price impact format. Also in September 2001, we purchased certain assets and inventory of Miller & Hartman South, LLC, a wholesale distributor serving over 1,800 convenience stores in Kentucky and surrounding states.

     We cannot assure you that we will be able to continue to implement our growth strategy, or that this strategy will ultimately be successful. We regularly engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions, certain of which, if consummated, could be significant to us. Any potential acquisitions may result in significant transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results.

     Achieving the benefits of these acquisitions will depend in part on our ability to integrate those businesses with our business in an efficient manner. We cannot assure you that this will happen or that it will happen in an efficient manner. Our consolidation of operations following these acquisitions may require substantial attention from our management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on our ability to achieve expected net sales, operating expenses and operating results for these acquired businesses. We cannot assure you that we will realize any of the anticipated benefits of any acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

     Furthermore, we may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions.

WE OPERATE IN A COMPETITIVE LABOR MARKET, AND A SUBSTANTIAL NUMBER OF OUR EMPLOYEES ARE COVERED BY COLLECTIVE BARGAINING AGREEMENTS.

     Our continued success will depend on our ability to attract and retain qualified personnel in both our distribution and retail groups. We compete with other businesses in our markets with respect to attracting and retaining qualified employees. A shortage of qualified employees would require us to enhance our wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. In addition, about 42% of our employees are covered by collective bargaining agreements, most of which expire at various times over the course of the next five years. We cannot assure you that we will be able to renew our collective bargaining agreements, that our labor costs will not increase, that we will be able to recover any increases through increased prices charged to customers or that we will not suffer business interruptions as a result of strikes or other work stoppages. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices charged to our customers, it could harm our business.

UNDER CERTAIN CIRCUMSTANCES, FEDERAL AND STATE LAWS MAY ALLOW COURTS TO VOID THE NOTES AND THE GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS THEY RECEIVE FROM US.

     Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could void the notes and guarantees or subordinate claims in respect of the notes and guarantees to all of our other debts if, among other things, we or any of the Subsidiary Guarantors, at the time we incurred the indebtedness evidenced by the notes or guarantees:

     - received less than reasonably equivalent value or fair consideration for the incurrence of such notes or guarantees; and

     - were insolvent or rendered insolvent by reason of the incurrence; or

     - were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they became due.

     In addition, a court could void any payment by us or a guarantor or require a noteholder to return the payment to us or a guarantor, or to a fund for the benefit of our creditors.

     The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor would be considered insolvent if:

     - the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets; or

     - the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

     - we could not pay our debts as they become due.

     On the basis of our historical financial information, recent operating history and other factors, we believe that after giving effect to the issuance of the notes and the guarantees, neither we nor any of the Subsidiary Guarantors will be insolvent, have unreasonably small capital for the respective businesses in which we are engaged or have incurred debts beyond our respective abilities to pay debts as they mature. However, we cannot assure you that a court making these determinations would agree with our conclusions in this regard.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURES. IN ADDITION, OUR BYLAWS MAY NOT PERMIT US TO MAKE THE CHANGE OF CONTROL PAYMENT EVEN IF WE DO HAVE THE FUNDS.

     Upon the occurrence of a Change of Control Triggering Event of Fleming, we will be required to offer to repurchase all outstanding notes and other outstanding debt. If a Change of Control Triggering Event were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all the notes tendered by the holders. Our existing credit agreement and indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on our ability to repurchase notes or may provide that an occurrence of a change of control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a Change of Control Triggering Event occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our then existing lenders and note holders to the repurchase of the notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain such a consent or repay the borrowings, we would remain prohibited from repurchasing the notes. In that case, our failure to repurchase tendered notes would constitute an event of default under the Indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In addition, our bylaws contain a provision that prohibits us from adopting a shareholder rights plan or any other form of "poison pill" without the prior approval of holders of at least a majority of the shares of our outstanding capital stock. It is unclear whether this provision of our bylaws would prohibit us from repurchasing the notes in the event of a change of control. If a court concluded that the change of control provisions of the Indenture were inconsistent with or prohibited by our bylaws, we may not be able to repurchase the notes.

     For more details, see the section "Description of Notes" under the heading "Purchase of Notes Upon a Change of Control Triggering Event."

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE EXCHANGE NOTES.

     Before this exchange offer, there was no established trading market for the exchange notes. We have been informed by the initial purchasers of the old notes that they intend to make a market in the exchange notes. However, they may cease their market-making at any time. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

VOLATILE TRADING PRICES MAY REQUIRE YOU TO BEAR THE FINANCIAL RISK OF AN INVESTMENT IN THE NOTES FOR AN INDEFINITE PERIOD OF TIME.

     If a market develops for the notes, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions, and our financial condition, performance and business prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the notes may be subject to such disruptions, which could have an adverse effect on the price of the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

     In addition, because we depend on Kmart for a substantial portion of our business, negative information about Kmart's performance, financial condition and business prospects may adversely affect the market and prices of our securities, including the market and price of the notes.

TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS ON WHICH THE NOTES TRADE, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

     Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our sales.

     Also as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our sales, our supply chain, and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

     More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities and on the future price of our securities.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     We issued our 10-5/8% Series A senior subordinated notes due 2007 on July 25, 1997 to Bear, Stearns & Co. Inc., Chase Securities Inc., BancAmerica Securities, Inc. and Societe Generale Securities Corporation pursuant to a purchase agreement. These initial purchasers subsequently resold our Series A notes to "qualified institutional buyers" as defined under Rule 144A of the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. We subsequently completed an exchange offer in which we exchanged all of our outstanding Series A notes for our Series B notes. Our Series B notes are registered under the Securities Act.

     We issued the Series C notes on October 15, 2001 to Deutsche Banc Alex. Brown Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc., First Union Securities, Inc. and UBS Warburg LLC, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the Series C notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the Series C notes, we entered into a registration rights agreement with the initial purchasers on October 15, 2001. Pursuant to the registration rights agreement, we agreed that we would:

          (1) file a registration statement with the SEC with respect to the exchange notes on or before January 13, 2002;

          (2) use all reasonable efforts to cause the registration statement to be declared effective by the SEC on or before April 13, 2002;

          (3) use all reasonable efforts to keep the registration statement effective until the closing of the exchange offer;

          (4) use all reasonable efforts to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the Series C notes; and

          (5) use our best efforts to consummate the exchange offer on or before May 28, 2002.

     We filed a copy of the registration rights agreement as an exhibit to the registration statement.

     We are also making the exchange offer available to holders of our Series B notes. The purpose of our offer to exchange both the Series B notes and the Series C notes is to create a single series of debt securities having a total outstanding principal amount that is the combination of the Series B notes and Series C notes. As of the date of this prospectus, $250,000,000 principal amount of Series B notes and $150,000,000 principal amount of Series C notes are outstanding.

RESALE OF THE EXCHANGE NOTES

     Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange old notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of
Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are:

     - a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or

     - you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

     In addition, if:

     - you are a broker-dealer; or

     - you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes,

you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for old notes which the broker-dealer acquired as a result of market-making or other trading activities.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes surrendered pursuant to the exchange offer. You may tender old notes only in integral multiples of $1,000.

     The form and terms of the exchange notes are the same as the form and terms of the Series C notes except that:

     - we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

     - holders of the exchange notes will not be entitled to any of the rights of holders of Series C notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the old notes. The indenture governing the exchange notes is the same indenture that governs the Series C notes and is substantially similar in all of its material terms to the indenture governing the Series B notes.

     As of the date of this prospectus, $250,000,000 in aggregate principal amount of the Series B notes and $150,000,000 in aggregate principal amount of the Series C notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the old notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indentures, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer.

     You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

     We will be deemed to have accepted validly tendered old notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

     If you tender old notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term expiration date will mean 5:00 p.m., New York City time on April 15, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

     To extend the exchange offer, we will:

     - notify the exchange agent of any extension orally or in writing; and

     - mail to each registered holder an announcement that will include disclosure of the approximate number of old notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our reasonable discretion:

     - to delay accepting any old notes:

     - to extend the exchange offer; or

     - if any conditions listed below under "-- Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

     We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

     The exchange notes will bear interest at the same rate and on the same terms as the old notes. Consequently, the exchange notes will bear interest at a rate equal to 10-5/8% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each January 31 and July 31.

     You will receive interest on July 31, 2002 in an amount equal to the accrued interest on the old notes from the last interest payment date on which interest was paid on the old notes. We will deem the right to receive any interest on the old notes accrued from the last interest payment date waived by you if we accept your old notes for exchange.

PROCEDURES FOR TENDERING

     You may tender old notes in the exchange offer only if you are a registered holder of old notes. To tender in the exchange offer, you must:

     - complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

     - have the signatures guaranteed if required by the letter of transmittal; and

     - mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under "-- Exchange Agent" for receipt before the expiration date.

     In addition, either:

     - the exchange agent must receive certificates for the old notes along with the letter of transmittal into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date;

     - the exchange agent must receive a timely confirmation of a book-entry transfer of the old notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

     - you must comply with the guaranteed delivery procedures described below.

     Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

     If you are a beneficial owner of old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the old notes you must either:

     - make appropriate arrangements to register ownership of the old notes in your name; or

     - obtain a properly completed bond power from the registered holder.

     The transfer of registered ownership may take considerable time. Unless the old notes are tendered:

          (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

          (2) for the account of:

        - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

        - a commercial bank or trust company having an office or correspondent in the United States; or

        - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under "-- Withdrawal of Tenders."

     If the letter of transmittal is signed by a person other than the registered holder, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the old notes.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

     The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary's system may utilize the depositary's Automated Tender Offer Program to tender notes.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of old notes to have been made until you cure the defects or irregularities.

     While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "-- Conditions," and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

     If you wish to tender old notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

     - you are not an affiliate of ours;

     - you will acquire any exchange notes in the ordinary course of your business; and

     - at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the exchange notes.

     In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the old notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

RETURN OF NOTES

     If we do not accept any tendered old notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the old notes to an account maintained with the depositary as promptly as practicable.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary's systems may make book-entry delivery of old notes by causing the depositary to transfer the old notes into the exchange agent's account at the depositary in accordance with the depositary's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the depositary, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under "-- Exchange Agent" on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your old notes and (1) the notes are not immediately available or (2) you cannot deliver the old notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

          (a) the tender is made through an eligible guarantor institution;

          (b) before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that:

        - states your name and address, the certificate number(s) of the old notes and the principal amount of old notes tendered,

        - states that the tender is being made by that notice of guaranteed delivery, and

        - guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the old notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

          (c) within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered old notes in proper form for transfer and all other documents required by the letter of transmittal.

     Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the expiration date.

     To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

     - specify the name of the person who deposited the old notes to be withdrawn;

     - identify the old notes to be withdrawn, including the certificate number(s) and principal amount of the old notes; and

     - be signed in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees.

     We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn old notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those old notes, unless you validly retender the withdrawn old notes. You may retender properly withdrawn old notes by following one of the procedures described above under "-- Procedures for Tendering" at any time before the expiration date.

CONDITIONS

     Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

     If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

     - refuse to accept any old notes and return all tendered old notes to you;

     - extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes; or

     - waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

     If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

TERMINATION OF RIGHTS

     If you are a holder of Series C notes, all of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

     - to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

     - to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

SHELF REGISTRATION

     If (1) applicable law or SEC policy does not permit us to consummate the exchange offer, (2) we do not consummate the exchange offer on or before May 28, 2002 or (3) you notify us before the 60th day following the completion of the exchange offer that:

     - you are prohibited by law or SEC policy from participating in the exchange offer;

     - you may not resell the exchange notes acquired by you in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for resales by you; or

     - you are a broker-dealer and hold notes acquired directly from us,

we will file with the SEC a shelf registration statement to register for public resale the registrable notes held by you if you provide us with the necessary information for inclusion in the shelf registration statement.

     For the purposes of the registration rights agreement, "registrable notes" means each Series C note until the earliest date on which:

     - a registration statement covering the Series C note has been declared effective by the SEC and the note has been disposed of in accordance with such effective registration statement;

     - the Series C note has been exchanged pursuant to the exchange offer for an exchange note or exchange notes that may be resold without restriction under state and federal securities laws;

     - such Series C note ceases to be outstanding; or

     - the Series C note may be resold without restriction pursuant to Rule 144 under the Securities Act.

ADDITIONAL INTEREST ON SERIES C NOTES

     If:

          (1)(A) we do not file the registration statement with the SEC on or before January 13, 2002 or (B) we are obligated to file a shelf registration statement and we fail to file the shelf registration statement with the SEC on or before the 90th day after the obligation to file a shelf registration statement arises, then, commencing on the day after either required filing date, we agree to pay additional interest on the principal amount of the Series C notes at a rate of 0.50% per annum for the first 90 days immediately following the required filing date, with the additional interest increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (2)(A) the SEC does not declare the registration statement effective on or before April 13, 2002, or (B) we are obligated to file a shelf registration statement and the SEC does not declare the shelf registration statement effective on or before the 180th day after the obligation to file a shelf registration statement arises, then, commencing on the day after either required effective date, we agree to pay additional interest on the principal amount of the Series C notes at a rate of 0.50% per annum for the first 90 days immediately following the required effective date, with the additional interest increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (3)(A) we do not complete the exchange offer on or before the 45th day after the SEC declares the registration statement effective, or (B) if applicable, a shelf registration statement has been declared effective but thereafter ceases to be effective at any time prior to October 15, 2003 (unless all of the Series C notes have already been disposed of or all of the Series C notes are eligible to be sold pursuant to Rule 144(k)), then we agree to pay additional interest on the principal amount of the Series C notes at a rate of 0.50% per annum for the first 90 days commencing on (x) the 46th day after the effective date, in the case of (A) above, or (y) the day the shelf registration statement ceases to be effective, in the case of
     (B) above, with the additional interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period;

provided, however, that the additional interest rate on the Series C notes may not accrue under more than one of the foregoing clauses (1) through (3) at any one time and at no time will the aggregate amount of additional interest accruing exceed in the aggregate 1.00% per annum; provided, further, however,that when (i) we file the registration statement or the shelf registration statement (in the case of clause (1) above), (ii) the SEC declares the registration statement or the shelf registration statement (in the case of clause (2) above), or (iii) we complete the exchange offer (in the case of clause (3)(A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3)(B) above), additional interest on the Series C notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

     We agree to pay any amount of additional interest due pursuant to clause
(1), (2) or (3) above in cash on the same original interest payment dates as the Series C notes.

EXCHANGE AGENT

     We have appointed Manufacturers and Traders Trust Company as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

     By Registered or Certified Mail:                  By Hand Delivery:
 Manufacturers and Traders Trust Company    Manufacturers and Traders Trust Company
              One M&T Plaza                              One M&T Plaza
         Buffalo, New York 14203                    Buffalo, New York 14203
      Attention: Russell T. Whitley              Attention: Russell T. Whitley

          By Overnight Delivery:                         By Facsimile:
 Manufacturers and Traders Trust Company                 (716) 842-4474
              One M&T Plaza                         Attn: Russell T. Whitley
         Buffalo, New York 14203              Confirm by Telephone: (716) 842-5602
      Attention: Russell T. Whitley

     Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

     We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

     We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $250,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

     We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

CONSEQUENCE OF FAILURES TO EXCHANGE

     Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Series B notes that are not exchanged for exchange notes pursuant to the exchange offer will remain securities registered under the Securities Act. However, such Series B notes would not be assigned a new CUSIP number identical to the CUSIP number assigned to the exchange notes, and the liquidity of, and the trading market for, such Series B notes may be greatly diminished upon completion of the exchange offer. Series C notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those Series C notes may be resold only:

     - to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

     - in a transaction meeting the requirements of Rule 144 under the Securities Act;

     - outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

     - in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

     - to us; or

     - pursuant to an effective registration statement.

     In each case, the Series C notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the exchange offer. The exchange offer satisfies an obligation to Series C noteholders under the registration rights agreement. The net proceeds from the $150 million Series C notes offering, after deducting estimated fees and expenses, were approximately $142 million. We used the net proceeds from the Series C notes offering to repay a portion of indebtedness outstanding under the revolving portion of our credit facility.

                                 CAPITALIZATION

     The following table sets forth our current maturities of long-term debt and capital leases and our consolidated capitalization at December 29, 2001.

                                                               AT DECEMBER 29,
                                                                    2001
                                                              -----------------
                                                                   ACTUAL
                                                              -----------------
                                                               (IN THOUSANDS)
Current maturities of long-term debt and capital leases.....     $   51,275
Long-term debt:
  Revolving Credit Facility, average interest rate of 5.8%
     for 2001(1)............................................        200,000
  Term Loan Facility, average interest rate of 6.7% for
     2001...................................................         88,998
  Long-term obligations under capital leases................        331,836
  10- 1/8% Senior Notes due 2008............................        345,870
  10- 1/2% Senior Subordinated Notes due 2004...............        250,000
  10- 5/8% Series B Senior Subordinated Notes due 2007......        250,000
  10- 5/8% Series C Senior Subordinated Notes due 2007......        150,000
  5- 1/4% Convertible Senior Subordinated Notes due 2009....        150,000
  Other debt (including discounts)..........................         (6,939)
                                                                 ----------
     Total long-term debt (including current maturities)....      1,811,040
     Total shareholders' equity.............................        498,219
                                                                 ----------
     Total capitalization (including current maturities)....     $2,309,259
                                                                 ==========

---------------

(1) The Revolving Credit Facility provides for a total commitment of $600 million. On December 29, 2001, we could have borrowed an additional $347 million under the Revolving Credit Facility. As of December 29, 2001, we had $53 million of outstanding letters of credit under the Revolving Credit Facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The information presented below for, and as of the end of, each of the fiscal years in the five-year period ended December 29, 2001 is derived from our audited consolidated financial statements. The following information should be read in conjunction with the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                                                                     FISCAL YEAR ENDED(1)
                                           ------------------------------------------------------------------------
                                           DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,
                                             1997(2)        1998(3)        1999(4)        2000(5)        2001(6)
                                           ------------   ------------   ------------   ------------   ------------
                                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales(7).............................    $14,966        $14,678        $14,272        $14,444        $15,628
Costs and expenses:
  Cost of sales(7).......................     13,558         13,228         12,835         13,097         14,437
  Selling and administrative.............      1,172          1,251          1,262          1,187            961
  Interest expense.......................        163            161            165            175            166
  Interest income........................        (47)           (37)           (40)           (33)           (26)
  Equity investment results..............         17             12             10              8              2
  Litigation charge (credit).............         21              8             --             (2)            49
  Impairment/restructuring charge
    (credit).............................         --            653            103            213            (24)
                                             -------        -------        -------        -------        -------
    Total costs and expenses.............     14,884         15,276         14,335         14,645         15,565
                                             -------        -------        -------        -------        -------
Earnings(loss) before taxes..............         82           (598)           (63)          (201)            63
Taxes on income(loss)....................         44            (87)           (18)           (79)            36
                                             -------        -------        -------        -------        -------
Earnings(loss) before extraordinary
  charge.................................         38           (511)           (45)          (122)            27
Extraordinary charge from early
  retirement of debt(net of taxes).......        (13)            --             --             --             (4)
                                             -------        -------        -------        -------        -------
    Net earnings(loss)...................    $    25        $  (511)       $   (45)       $  (122)       $    23
                                             =======        =======        =======        =======        =======
Diluted earnings(loss) per share.........    $  0.67        $(13.48)       $ (1.17)       $ (3.15)       $   .52
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents..............    $    30        $     6        $     7        $    30        $    17
  Total assets...........................      3,924          3,491          3,573          3,403          3,655
  Total debt (including current
    maturities and capital leases).......      1,563          1,566          1,694          1,669          1,811
  Shareholders' equity...................      1,090            570            561            427            498
OTHER FINANCIAL AND OPERATING DATA:
  Cash flows from operating activities...    $   113        $   141        $   118        $   127        $   (32)
  Cash flows from investing activities...        (54)          (163)          (213)           (48)          (190)
  Cash flows from financing activities...        (92)            (2)            96            (55)           209
  EBITDA(8)..............................        441           (237)           281            154            385
  Depreciation and amortization(9).......        173            180            158            169            166
  Capital expenditures...................        129            200            166            151            238
  Ratio of earnings to fixed
    charges(10)..........................       1.41x            --             --             --          1.29x

---------------

 (1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

 (2) The results in 1997 reflect a charge of $19 million ($9 million after-tax) related to the settlement of a lawsuit against us. Such period also reflects an extraordinary charge of $22 million ($13 million after-tax) related to a recapitalization.

 (3) The results in 1998 reflect an impairment/restructuring charge with related costs totaling $668 million ($543 million after-tax) related to the strategic plan.

 (4) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects one-time items ($31 million charge to close 10 conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

 (5) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects one-time items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

 (6) The results in 2001 reflect an impairment/restructuring charge with related costs totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects one-time items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

 (7) During the fourth quarter of 2000 we adopted EITF 99-19 and restated sales and cost of sales for all prior periods. The adoption had no effect on gross margins or earnings.

 (8) EBITDA is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. EBITDA should not be considered as an alternative measure of our net income, operating performance, cash flow or liquidity. We provide it as additional information related to our ability to service debt; however, conditions may require conservation of funds for other uses. Although we believe EBITDA enhances your understanding of our financial condition, this measure, when viewed individually, is not necessarily a better indicator of any trend as compared to conventionally computed measures (e.g., net sales, net earnings, net cash flows, etc.). Amounts presented may not be comparable to similar measures disclosed by other companies.

 (9) Depreciation and amortization expense includes goodwill amortization and excludes amortization of debt cost which is reflected in interest expense.

(10) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist primarily of interest expense, including amortization of deferred debt issuance costs and one-third of rental expense (the portion considered representative of the interest factor). Earnings were insufficient to cover fixed charges by $598 million, $63 million and $202 million for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR 1999, 2000 AND 2001

     Set forth in the following table is information regarding our net sales and certain components of earnings expressed as a percent of sales which are referred to in the accompanying discussion:

                                                              1999     2000     2001
                                                             ------   ------   ------
Net sales..................................................  100.00%  100.00%  100.00%
Gross margin...............................................   10.07     9.33     7.61
Less:
  Selling and administrative...............................    8.84     8.22     6.14
  Interest expense.........................................    1.16     1.21     1.06
  Interest income..........................................    (.28)    (.23)    (.16)
  Equity investment results................................     .07      .06      .01
  Impairment/restructuring charge (credit).................     .72     1.47     (.15)
  Litigation charge (credit)...............................      --     (.01)     .31
                                                             ------   ------   ------
Total expenses.............................................   10.51    10.72     7.21
                                                             ------   ------   ------
Income (loss) before taxes and extraordinary charge........    (.44)   (1.39)     .40
Taxes on income (loss).....................................    (.13)    (.54)     .23
                                                             ------   ------   ------
Income (loss) before extraordinary charge..................    (.31)%   (.85)%    .17%
                                                             ======   ======   ======

     Included in amounts reported under generally accepted accounting principles
(GAAP) are charges (credits) related to our strategic plan and certain other unusual items that affect the year-to-year comparisons of operating results. The following tables show which income statement caption these items affected and reconcile our reported GAAP amounts to adjusted amounts for 1999, 2000 and 2001. The adjusted amounts are not presentations made in accordance with GAAP and are not a better indicator of our operating performance. We believe the ability to compare GAAP amounts and adjusted amounts on a year-to-year basis is important to understand the impact of these items and the changes in our operations.

                                                     STRATEGIC   UNUSUAL
1999                                      GAAP        PLAN(1)    ITEMS(2)    ADJUSTED
----                                   -----------   ---------   --------   -----------
Net sales............................  $14,272,036   $      94   $ (5,600)  $14,266,530
Costs and expenses:
  Cost of sales......................   12,834,869     (17,806)        --    12,817,063
  Selling and administrative.........    1,261,631     (15,124)    (8,966)    1,237,541
  Interest expense...................      165,180          --         --       165,180
  Interest income....................      (40,318)         --      9,157       (31,161)
  Equity investment results..........       10,243        (832)        --         9,411
  Impairment/restructuring charge....      103,012    (103,012)        --            --
                                       -----------   ---------   --------   -----------
     Total costs and expenses........   14,334,617    (136,774)       191    14,198,034
                                       -----------   ---------   --------   -----------
Income (loss) before taxes...........  $   (62,581)  $ 136,868   $ (5,791)  $    68,496
                                       ===========   =========   ========   ===========

                                                     STRATEGIC   UNUSUAL
2000                                      GAAP        PLAN(1)    ITEMS(3)    ADJUSTED
----                                   -----------   ---------   --------   -----------
Net sales............................  $14,443,815   $   2,181   $ (8,636)  $14,437,360
Costs and expenses:
  Cost of sales......................   13,096,915     (56,990)              13,039,925
  Selling and administrative.........    1,186,919     (36,550)   (10,426)    1,139,943
  Interest expense...................      174,569          --         --       174,569
  Interest income....................      (32,662)         --         --       (32,662)
  Equity investment results..........        8,034        (315)        --         7,719
  Impairment/restructuring charge....      212,845    (212,845)        --            --
  Litigation credit..................       (1,916)         --      1,916            --
                                       -----------   ---------   --------   -----------
     Total costs and expenses........   14,644,704    (306,700)    (8,510)   14,329,494
                                       -----------   ---------   --------   -----------
Income (loss) before taxes...........  $  (200,889)  $ 308,881   $   (126)  $   107,866
                                       ===========   =========   ========   ===========

                                                         ADJUSTMENTS
                                                     --------------------
                                                     STRATEGIC   UNUSUAL
2001                                      GAAP        PLAN(1)    ITEMS(4)    ADJUSTED
----                                   -----------   ---------   --------   -----------
                                                        (IN THOUSANDS)
Net sales............................  $15,627,744   $  (2,740)  $     --   $15,625,004
Costs and expenses:
  Cost of sales......................   14,437,841     (32,781)    (2,500)   14,402,560
  Selling and administrative.........      960,590     (17,501)   (17,300)      925,789
  Interest expense...................      165,534          --     (2,833)      162,701
  Interest income....................      (25,586)         --      1,102       (24,484)
  Equity investment results..........        1,533          --         --         1,533
  Impairment/restructuring credit....      (23,595)     23,595         --            --
  Litigation charge..................       48,628          --    (48,628)           --
                                       -----------   ---------   --------   -----------
     Total costs and expenses........   15,564,945     (26,687)   (70,159)   15,468,099
                                       -----------   ---------   --------   -----------
Income before taxes..................  $    62,799   $  23,947   $ 70,159   $   156,905
                                       ===========   =========   ========   ===========

---------------

(1) See the Impairment/Restructuring Charge (Credit) and Related Costs footnote in the notes to the consolidated financial statements.

(2) Includes income of $5.6 million in gains from the sale of distribution facilities (in net sales), $31.0 million in charges to close certain retail stores and income of $22.0 million from extinguishing a portion of the self-insured workers' compensation liability (both netted in selling and administrative) and interest income of $9.2 million related to refunds of federal income taxes from prior years (in interest income).

(3) Includes $8.6 million in gains from the sale of distribution facilities (in net sales), $10.4 million in charges related to retail stores (in selling and administrative) and income of $1.9 million relating to litigation settlements (in litigation credit).

(4) Includes $19.8 million in charges related to the Kmart bankruptcy reorganization ($2.5 million in cost of sales and $17.3 million in selling and administrative), net additional interest expense of $1.7 million due to early retirement of debt ($2.8 million in interest expense and $1.1 million in interest income) and $48.6 million in charges from litigation settlements (in litigation charge).

  NET SALES

     Our net sales increased by over 8% to $15.63 billion in 2001, following a 1% increase to $14.44 billion in 2000 from $14.27 billion in 1999. 2001 and 1999 were 52-week years; 2000 was a 53-week year.

     Distribution segment net sales increased 19% in 2001 and 6% in 2000. The net growth in 2001 was a result of several factors including increased activity with Kmart, acquisitions of certain assets of Miller & Hartman South and the stock of Minter-Weisman Co. (combined annualized sales of approximately $850 million) and growth in distribution sales from a wide variety of new-channel and conventional customers, offset by customer closings and the consolidation of self-distributing chains. New-channel customers, including convenience stores, supercenters, limited assortment stores, drug stores and self-distributing chains, are an important part of our strategic growth plan. Sales to customers other than Kmart increased over 4% in 2001 compared to 2000 (over 6% on a 52-week comparable basis). In 2000, the increase in sales was primarily due to new business added from independent retailers, convenience stores, e-tailers, and supercenter customers, including Super Target stores. This increase was partially offset by a loss of previously announced sales from Randall's (in
1999) and United (in 2000). In 1999, sales to Randall's and United accounted for less than 4% of our total sales. We expect sales to customers other than Kmart to increase at least 5% in 2002, factoring in known losses due to bankruptcies, customer closings and the consolidation of self-distributing chains.

     Kmart Corporation, our largest customer, accounted for 10% and 20% of our total net sales in 2000 and 2001, respectively. In 2001, we became the sole supplier of food and consumable products to Kmart Corporation's more than 2,100 stores and supercenters. We began shipments under the new ten-year agreement in April 2001, with full implementation in July 2001. Sales to Kmart increased to approximately $3.1 billion in 2001 from $1.4 billion in 2000. In January 2002, Kmart filed voluntary petitions for Chapter 11 bankruptcy. On March 8, 2002, Kmart announced its plan to close 284 stores in connection with its bankruptcy reorganization. Closure of these stores will cause a decrease in our sales and earnings.

     Retail segment sales decreased 28% in 2001, following a 12% decrease in 2000. The primary reasons for the decreases in both 2001 and 2000 relate to the divestiture of under-performing and non-strategic conventional retail stores to increase focus on our price impact retail stores partially offset by store acquisitions. We operated 242, 187 and 116 retail stores at the end of 1999, 2000 and 2001, respectively. Sales in our price impact retail stores increased over 14% in 2001 with the number of stores increasing from 74 at the beginning of 2001 to 99 at the end of 2001. Same store sales in 2001 increased 1.1% over 2000.

  GROSS MARGIN

     Gross margin as a percentage of net sales, decreased to 7.61% in 2001 from 9.33% in 2000 and 10.07% for 1999. The decrease was primarily due to a change in mix between the distribution and retail segments. The sales of the distribution segment represent a larger portion of total company sales in 2001 compared to 2000 and in 2000 compared to 1999 due to the continual increase in distribution sales as well as the divestiture of non-strategic retail. The distribution segment has lower margins as a percentage of sales versus the retail segment.

     Distribution segment gross margin as a percentage of sales increased to 4.81% in 2001 from 4.70% in 2000 and decreased in 2000 from 4.93% in 1999.
Adjusted gross margin as a percentage of sales decreased to 4.88% in 2001 from 4.93% in 2000 and 4.97% in 1999. The decrease in 2001 was primarily due to increased Kmart business that is at a lower margin, and the decrease in 2000 was due primarily to increased transportation costs due to the consolidation of distribution centers. Both years' decreases were partially offset by the centralization of procurement to support services.

     Retail segment gross margin as a percentage of sales decreased to 21.58% in 2001 from 23.05% in 2000 and increased in 2000 from 22.26% in 1999. Adjusted gross margin as a percentage of sales decreased to 22.50% in 2001 from 23.37% in 2000 but increased in 2000 from 22.47% in 1999. The decreasing margin in 2001 reflects our transition out of conventional retail and into price impact retail, which has lower shelf prices and gross margins. Improvements in 2000 compared to 1999 were primarily due to the divesting or closing of under-performing stores.

  SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses decreased as a percentage of net sales to 6.14% in 2001 from 8.22% in 2000 and 8.84% in 1999. The decreases were due to asset rationalization, our low cost pursuit program, and centralizing administrative functions, but also due to a reduction in the volume of the retail segment. The distribution segment has lower selling and administrative expenses as a percentage of sales versus the retail segment.

     Distribution segment selling and administrative expenses as a percentage of sales decreased to 1.77% in 2001 from 1.88% in 2000 and 2.12% in 1999. Adjusted selling and administrative expenses as a percentage of sales decreased to 1.61% in 2001 from 1.74% in 2000 and 2.05% in 1999. The primary reasons for the decreases during these years are due to leveraging the effect of sales growth and low cost pursuit initiatives along with centralizing administrative functions to support services.

     Retail segment selling and administrative expenses as a percentage of sales decreased to 21.13% in 2001 from 23.18% in 2000 and 33.01% in 1999. Adjusted selling and administrative expenses as a percentage of sales decreased to 20.78% in 2001 from 22.68% in 2000 and 23.17% in 1999. The decrease is primarily attributed to our shift in focus from conventional retail to price impact retail, a format that has lower operating expense levels than conventional retail.

  OPERATING EARNINGS

     For distribution and retail segments, we measure operating earnings as sales less cost of sales less selling and administrative expenses. The change in operating earnings is a combination of the explanations included in sales, gross margin and selling and administrative expenses described above.

     Operating earnings as a percentage of net sales for 2001 were 1.47%, up from 1.11% in 2000 and down in 2000 from 1.23% in 1999. Adjusted operating earnings as a percentage of net sales increased to 1.90% in 2001 from 1.78% in 2000 and 1.49% in 1999.

     Distribution segment operating earnings as a percentage of net sales for 2001 were 2.98%, up from 2.66% in 2000 and down in 2000 from 2.75% in 1999.
Adjusted operating earnings as a percentage of net sales increased to 3.23% in 2001 from 3.10% in 2000 and 2.86% in 1999.

     Retail segment operating earnings as a percentage of sales for 2001 were 2.40%, up from 1.89% in 2000 and a loss of .04% in 1999. Adjusted operating earnings as a percentage of net sales increased to 3.67% in 2001 from 2.72% in 2000 and 1.14% for 1999.

  INTEREST EXPENSE

     Interest expense in 2001 was $166 million, down from $175 million in 2000 and 2000 was up from $166 million in 1999. The decrease in 2001 was due primarily to lower average debt balances for revolver loans and capitalized lease obligations along with lower average interest rates for revolver and term loans. The increase in 2000 related to both higher average balances and interest rates. The $166 million in 2001 included $3 million of interest expense related to the early retirement of debt in the first quarter of 2001.

     For 2001, interest rate hedge agreements resulted in a $2.5 million reduction of net interest expense compared to additional expense of $0.9 million in 2000 and $4.8 million in 1999. The company enters into interest rate swap transactions to manage our debt portfolio and interest rate risks. See the Long-Term Debt footnote in the notes to the consolidated financial statements for further discussion of these transactions.

  INTEREST INCOME

     Interest income of $26 million in 2001 decreased from $33 million in 2000 and $40 million in 1999 due to reduced customer and other interest-bearing receivable balances, lower interest rates and an unusual item in

1999 related to interest on refunds of federal income taxes from prior years. The $26 million in 2001 included $1 million of interest income related to the early retirement of debt in the first quarter of 2001.

  EQUITY INVESTMENT RESULTS

     Equity investment results improved to a loss of $1.5 million for 2001 compared to losses of $8.0 million for 2000 and $10.2 million for 1999. The improvement is due to the liquidation of investments resulting in a smaller portfolio.

  IMPAIRMENT/RESTRUCTURING CHARGE (CREDIT)

     The pre-tax charge for our strategic plan totaled $137 million for 1999, $309 million for 2000 and $24 million for 2001. Of these totals, a recovery of $24 million in 2001 and charges of $213 million and $103 million in 2000 and 1999, respectively, were reflected in the impairment/restructuring charge (credit) line with the balance of the charges reflected in other financial statement lines. See the Impairment/ Restructuring Charge (Credit) and Related Costs footnote in the notes to the consolidated financial statements for further discussion of these charges.

  LITIGATION CHARGE (CREDIT)

     In 2001, we recorded litigation settlements and other related pre-tax expenses totaling $49 million related to the settlement of the Storehouse Markets, Inc., et al., Don's United Super, et. al., Coddington Enterprises, Inc., et. al, J&A Foods, Inc. et. al., R&D Foods, Inc. et. al., and Robandee United Super, Inc., et. al., and other cases. In 2000, we recorded a $2 million pre-tax gain in settlements relating to other cases. See Item 3. Legal Proceedings and the Contingencies footnote in the notes to the consolidated financial statements for further discussion regarding these litigation charges.

  TAXES ON INCOME (LOSS)

     The effective tax rates used for 1999, 2000 and 2001 were 28.5%, 39.2% and 57.4%, respectively, with 1999 and 2000 representing a tax benefit. These are blended rates taking into account operations activity, strategic plan activity, impact of non-deductible goodwill and the timing of these transactions during the year. The effective tax rate for 2001 was high due to the impact of goodwill permanent differences from the sale of certain retail stores.

  EXTRAORDINARY CHARGE

     We reflected an extraordinary after-tax charge of $3 million ($6 million pre-tax) in 2001 due to the early retirement of debt. See the Long-Term Debt footnote in the notes to the consolidated financial statements for further discussion regarding the debt retirement.

  CERTAIN ACCOUNTING MATTERS

     The Financial Accounting Standards Board (FASB) issued SFAS No.
142 -- Goodwill and Other Intangible Assets. One of the provisions of this standard is to require use of a non-amortization approach to account for purchased goodwill and other indefinite intangibles. Under that approach, goodwill and intangible assets with indefinite lives would not be amortized to earnings over a period of time. Instead, these amounts would be reviewed for impairment and expensed against earnings only in the periods in which the recorded values are more than implied fair value. We are currently testing for impairment and expect to have such testing defined by the end of the first quarter of 2002; the tests will be performed by the end of the second quarter of 2002. Goodwill amortization in 2001 was $21.2 million. Our estimate of the impact that goodwill amortization had on the diluted per share amount for 2001, excluding the strategic plan charges, litigation charges, Kmart credit loss and net additional interest expense due to the early retirement of debt, was $0.43 per share.

     The FASB Emerging Issues Task Force (EITF) reached a consensus on EITF 00-25 -- Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products and EITF 01-9 -- Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). EITF 00-25 and EITF 01-9 provide guidance on income statement classification on consideration paid to a reseller of a vendor's products. They will be implemented in the first quarter of 2002, as required, and will provide for certain reclassifications of revenues and cost of sales within our financial statements totaling approximately $70 million for 2001 with no effect on gross margin or earnings.

     The FASB issued SFAS No. 143 -- Accounting for Asset Retirement Obligations. We are studying the impact that SFAS 143 has on our financial statements and planning to implement it in fiscal year 2003, as required. The FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. We will implement SFAS 144 as of the beginning of fiscal year 2002, as required. In December 2001, the AICPA's Accounting Standards Executive Committee issued Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The SOP is effective for our 2002 fiscal year. This SOP provides guidance on the accounting for and disclosure of amounts due to us from customers included in our accounts and notes receivable. We do not expect the adoption of these new standards to have a significant effect on our results of operations or financial position.

  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to, customer receivables, inventories, assets held for sale, fixed asset lives, intangible assets, income taxes, self-insurance reserves, retirement benefits, and contingencies and litigation. We have also chosen certain accounting policies when options are available, including:

     - the last-in, first-out (LIFO) method to value a majority of our inventories; and

     - the intrinsic value method, or APB Opinion No. 25, to account for our common stock incentive awards.

     These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results of using LIFO and APB Opinion No. 25 is included in the footnotes to our consolidated financial statements.

     We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements, although not inclusive.

     - We record estimates for certain health and welfare and workers' compensation and casualty insurance costs that are self-insured programs. Should a greater amount of claims occur compared to what was estimated or costs of the medical profession increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

     - We record allowance for credit losses based on estimates of customers' ability to pay and the fair value of collateral. If the financial condition of our customers or the fair value of the collateral were to deteriorate, additional allowances may be required.

     - We record reserves for closed stores based on future lease commitments, anticipated future subleases of properties and current risk-free interest rates. If interest rates or the real estate leasing markets change, additional reserves may be required.

LIQUIDITY AND CAPITAL RESOURCES

     In the fiscal year ended December 29, 2001, our principal sources of cash were cash flows from operating activities, the sale of certain assets and investments and debt offerings. During this period, sources of long-term capital, excluding shareholders' equity, were borrowings under our credit facility, lessors of equipment and retail locations, and the issuance of bonds in the capital market. On December 29, 2001, we had

$347 million available under the revolving portion of our credit facility and $475 million of net working capital (including $17 million of cash and cash equivalents).

  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

     Net cash used in operating activities was $32 million for the year ended December 29, 2001, compared to cash provided by operating activities of $127 million for the same period in 2000. The use of cash in 2001 can be attributed to an increase in inventories and trade receivables as a result of growth in our distribution business. The growth can be attributed to a long-term supply agreement with Kmart Corporation and other new customers added during the year. The Kmart contract alone required approximately $150 million of additional working capital investment.

     The use of cash in 2001 was partially offset by lower cash payments for strategic plan expenditures of $68 million compared to $118 million in 2000. Although the strategic plan has been completed, cash requirements for recorded liabilities will continue for the next few years as closed-store leases and multi-employer pension obligations are paid.

  NET CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities totaled $190 million in fiscal 2001 compared to $48 million for 2000. Included in the 2001 net investment expenditures were $238 million for capital expenditures and $121 million for acquisitions of businesses. Offsetting these expenditures in part were $146 million in proceeds from the sale of property and equipment and conventional retail stores.

     For fiscal 2002, capital expenditures are expected to be approximately $200 million to maintain our distribution system, grow our price impact retail operations, and further upgrade our information technology systems. Acquisitions of supermarket groups or chains or distribution operations will be made only on a selective basis and are not necessarily included in the $200 million estimate above.

  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

     For fiscal 2001, net cash provided by financing activities was $209 million compared to a use of $55 million in 2000. Included in 2001 was a net increase in long-term debt of $187 million. In March of 2001, we issued $355 million of 10 1/8% senior notes that mature April 1, 2008 and $150 million of 5 1/4% convertible senior subordinated notes that mature March 15, 2009. The proceeds were used to redeem all of the 10 5/8% notes due December 2001 and to pay down outstanding revolver loans. Also in March 2001, we sold $50 million of common stock in a private placement. In October 2001, we sold an additional $150 million of our existing 10 5/8% senior subordinated notes due 2007 and the proceeds were used to pay down outstanding revolver loans. The net increase in debt can primarily be attributed to various new Kmart business from the long-term supply agreement and acquisitions in 2001. Also in 2001, capital lease obligations decreased $46 million as a result of lease terminations and payments to lessors.

  CONTINGENCIES

     From time to time we face litigation or other contingent loss situations resulting from owning and operating our assets, conducting our business or complying (or allegedly failing to comply) with federal, state and local laws, rules and regulations which may subject us to material contingent liabilities. In accordance with applicable accounting standards, we record as a liability amounts reflecting such exposure when a material loss is deemed by management to be both "probable" and "quantifiable" or "reasonably estimable." Furthermore, we disclose material loss contingencies in the notes to our financial statements when the likelihood of a material loss has been determined to be greater than "remote" but less than "probable." Such contingent matters are discussed in the notes to the consolidated financial statements. An adverse outcome experienced in one or more of such matters, or an increase in the likelihood of such an outcome, could have a material adverse effect on the company.

  CONTRACTUAL OBLIGATIONS AND COMMITMENTS.

     We enter into certain obligations in the normal course of business with contractual future cash payments as summarized below:

     Payments due in:

                                                    FISCAL   FISCAL   FISCAL   FISCAL   FISCAL
                                                     2002     2003     2004     2005     2006    THEREAFTER   TOTAL
                                                    ------   ------   ------   ------   ------   ----------   ------
                                                                             (IN MILLIONS)
Long-term debt(1).................................   $30      $240     $299    $  --    $  --       $889      $1,458
Capital lease obligations(2)......................    62        61       60       59       55        187         484
Operating leases(2)...............................    85        75       69       59       50        144         482
Closed store reserves.............................    17        17        9        5        5         20          73
Pension withdrawals(3)............................    10         4       --       --       --         --          14
Litigation settlement payout......................    11        11       --       --       --         --          22

---------------

(1) See Long-Term Debt in the notes to the consolidated financial statements.

(2) See Lease Agreements in the notes to the consolidated financial statements.

(3) See Impairment/Restructuring Charge (Credit) and Related Costs in the notes to the consolidated financial statements. Includes contingency reserves with payments estimated.

     We are also contingently committed to certain off balance sheet obligations in the normal course of business with future expirations as summarized below:

     Commitments expire in:

                                                      FISCAL   FISCAL   FISCAL   FISCAL   FISCAL
                                                       2002     2003     2004     2005     2006    THEREAFTER   TOTAL
                                                      ------   ------   ------   ------   ------   ----------   -----
                                                                               (IN MILLIONS)
Letters of credit*..................................    $1     $  --    $  --    $  --    $  --       $52        $53
Loan guarantees.....................................     2        --       --       --       --        --          2
Lease guarantees....................................     4         3        2        1        2         5         17

---------------

* Most of our letters of credit guarantee self-insurance reserves.

     To the extent a change of control would occur, we could be required to pay significant amounts to current management in connection with change in control agreements.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure in the financial markets consists of changes in interest rates related to our investment in notes receivable, the balance of debt obligations outstanding, and derivatives employed from time to time to hedge long term fixed interest rates as well as changes on variable interest rate debt. We do not use foreign currency exchange rate forward contracts or commodity contracts and do not have any material foreign currency exposure. We do not use financial instruments or derivatives for any trading purposes. From time to time, we may use simple derivative transactions, such as interest rate swap transactions. At fiscal year-end 2001, we had contracts for $210 million of fixed-to-floating interest rate swaps in place (see the Long-Term Debt footnote in the notes to the consolidated financial statements for more detail regarding our interest rate swaps).

     To help maintain liquidity and finance business operations, we obtained a long-term credit commitment from banks and other financial institutional lenders under which term loans and revolving loans are made. Such loans carry variable interest rates based on the London interbank offered interest rate (LIBOR) plus a borrowing margin for different interest periods, such as one week, one month, and other periods up to one year. To assist in managing our debt maturities and diversify our sources of debt capital, we also use long-term debt which carries fixed interest rates.

     Changes in interest rates in the credit and capital markets may have a material impact on our interest expense and interest income, as well as on the fair values for our investment in notes receivable, our outstanding debt obligations and any financial derivatives used. The table below presents a summary of the categories of our financial instruments according to their respective interest rate profiles. For notes receivable, the table shows the principal amount of cash we expect to collect each year according to the scheduled maturities, as well as the average interest rates applicable to such maturities. For debt obligations, the table shows the principal amount of cash we expect to pay each year according to the scheduled maturities, as well as the average interest rates applicable to such maturities. For derivatives, the table shows when the notional principal contracts terminate.

  SUMMARY OF FINANCIAL INSTRUMENTS

                                                                  MATURITIES OF PRINCIPAL BY FISCAL YEAR
                                 FAIR VALUE    FAIR VALUE    ------------------------------------------------
                                 AT 12/30/00   AT 12/29/01   2002   2003   2004    2005    2006    THEREAFTER
                                 -----------   -----------   ----   ----   -----   -----   -----   ----------
                                                         (IN MILLIONS, EXCEPT RATES)
Notes Receivable With Variable
  Interest Rates
  Principal receivable.........     $  97           103       14     21       19      16      13        21
  Average variable rate
    receivable.................      12.1%        11.18%     Based on the referenced Prime Rate plus a margin
Notes Receivable With Fixed
  Interest Rates
  Principal receivable.........     $  19            19        5      4        2       2       2         4
  Average fixed rate
    receivable.................       9.8%         9.87%     9.91%  9.95%  10.01%  10.16%  10.50%    10.50%
Debt With Variable Interest
  Rates
  Principal payable............     $ 427           318       30    240       49      --      --        --
  Average variable rate
    payable....................       8.1%          4.0%                         Based on LIBOR plus a margin
Debt With Fixed Interest Rates
  Principal payable............     $ 668         1,124       --     --      250      --      --       905
  Average fixed rate payable...      10.6%          9.7%     6.5%   5.1%    10.5%    0.0%    0.0%      9.5%
Fixed-To-Floating Rate Swaps
  Amount payable...............      None             9
  Notional amount..............                                                                        210
  Average variable rate
    payable....................      None           7.1%                         Based on LIBOR plus a margin
  Average fixed rate
    receivable.................      None          10.1%

                                    BUSINESS

     Fleming is an industry leader in the distribution of consumable goods, and also has a growing presence in operating "price impact" supermarkets. Through our distribution group, we distribute products to customers that operate approximately 3,000 supermarkets, 6,800 convenience stores and over 2,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. At December 29, 2001, our retail group operated 116 stores, predominantly supermarkets that focus on low prices and high quality perishables. In the fiscal years ended December 30, 2000 and December 29, 2001, we generated total net sales of $14.4 billion and $15.6 billion.

     Our distribution group net sales were $11.2 billion for 2000 and $13.3 billion for 2001, a 5.8% increase and an 18.9% increase over the prior periods. Distribution represented approximately 77% of total net sales in 2000 and approximately 85% of total net sales in 2001. To supply our customers, we have a network of 24 full-line distribution centers, six general merchandise/specialty foods and five convenience store distribution centers that have a total of approximately 21 million square feet of warehouse space.

     Our retail group net sales were $3.3 billion for 2000 and $2.3 billion for 2001, which represented approximately 23% and 15% of total net sales, respectively. In 2001, approximately $1.9 billion was attributable to continuing operations, which represents an increase of 1.1% over the prior period. As of December 29, 2001, we owned and operated 94 price impact supermarkets and five additional supermarkets that we are converting to the price impact format. Price impact supermarkets offer everyday low prices that are typically below the prices of market-leading conventional supermarkets. These stores typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operated 17 limited assortment stores under the yes!LESS banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods, as well as general merchandise at deep-discount prices.

     In recent years, consumers have been shifting their purchases of food and other consumable goods away from conventional full-service grocery stores toward other retail channels, such as price impact supermarkets, discount stores, supercenters, convenience stores, drug stores and ethnic food stores. Since 1998, we have repositioned our distribution group to become a highly efficient supplier to these retail channels. As a result, our distribution group has experienced renewed sales growth. In addition, we believe price-sensitive consumers are underserved in the retail grocery market, and we have repositioned our retail group to expand our presence in the price impact format.

     Since 1998, in the course of implementing our strategic initiatives, we have, among other accomplishments:

     - closed or consolidated 12 distribution centers, which resulted in:

      -- increased sales per full-line distribution center on a weighted-average basis by more than 40% from $389 million in 1998 to $552 million in 2001, and

      -- increased sales per full-line distribution center employee on a weighted-average basis by 23% from 1998 to 2001;

     - currently centralized approximately 84% of our purchasing operations in our customer support center near Dallas, Texas;

     - centralized our accounting, human resources, information technology and other support services in our shared services center in Oklahoma City, Oklahoma;

     - sold or closed 238 conventional supermarkets through the end of 2001;

     - opened 40 additional price impact supermarkets; and

     - instituted a "culture of thrift" among our employees, in part through our Low Cost Pursuit Program.

     We believe these initiatives have lowered our cost structure, improved the economics we can offer our traditional retail customers and strengthened our appeal to new channel retailers. We believe these improvements have been the key to our ability to increase distribution group sales for the last eight consecutive quarters (year-over-year comparisons). We added approximately $1.6 billion (pro forma for acquisitions) in gross annualized distribution group sales from both new channel retailers and our traditional supermarket customers in 2001.

     In February 2001, we announced a ten-year distribution agreement under which we supply to Kmart substantially all of the food and consumable products in all current and future Kmart and Kmart supercenter stores in the United States and the Caribbean. This supply arrangement includes grocery, frozen, dairy, packaged meat and seafood, produce, bakery/deli, fresh meat, cigarettes, tobacco and candy. Shipments under this agreement began in April 2001, with full implementation in July 2001. As a result, Kmart continues to be our largest customer and accounted for 20% of net sales in 2001. On January 22, 2002, Kmart and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. For more information about the possible effects of this bankruptcy, see "Risk Factors -- We may be materially adversely affected by the bankruptcy of Kmart Corporation."

COMPETITIVE STRENGTHS

     Low-Cost, High-Volume National Distribution System: We have consolidated our smaller distribution centers into high-volume distribution centers. We believe our distribution center volumes are among the highest in the consumable goods distribution industry. With high volume comes the opportunity to operate more efficiently by leveraging costs. Our efficient and highly productive operations have enhanced our ability to provide customers with lower-cost merchandise and services that improve customer acquisition and retention.

     Efficient Centralized Purchasing: Category management decisions and vendor negotiations for approximately 84% of our merchandise procurement are currently conducted in one location. We believe our customer support center is one of the largest volume-buying locations of consumable goods in the United States. Centralized purchasing generates economies of scale because it enables us in one location to purchase goods more efficiently by eliminating redundancy involved in purchasing through multiple locations, which we believe increases our leverage with vendors. We believe that our centralized purchasing capabilities are valuable to national retailers as well as the smaller independent retailers that make up our traditional customer base, because we offer greater convenience and lower cost.

     Diverse Distribution Customer Base: We distribute to approximately 11,800 retail store locations under a wide variety of formats across the United States. Other than Kmart, no customer accounted for more than 2% of our fiscal 2001 net sales.

     Successful Price Impact Retail Format: Our price impact supermarkets offer name-brand and private label consumable goods at significantly lower prices than conventional supermarkets. We keep prices low by leveraging our existing distribution and procurement capabilities and maintaining a lower cost structure associated with operating these stores. We believe this format is profitable because we offer a reduced number of product selections, focus on high-turnover products and product categories, employ flow-through distribution methods that reduce product storage and handling expense, and minimize store operating costs.

BUSINESS STRATEGY

     Our business strategy is to use our competitive strengths to achieve sales and earnings growth in both our distribution group and retail group. As principal elements of our strategy, we intend to:

     Grow Sales to New Channel Retailers: We are rapidly moving beyond our historic market position and have targeted three key growth sectors. First, we are focusing on broad assortment/destination retailers, including supercenters and discount stores, and have demonstrated significant penetration in this market as evidenced by our distribution arrangements with Kmart and Target, Inc. Second, we are concentrating on precision assortment/neighborhood retailers such as convenience stores, drug stores and ethnic food stores. In April 2001, we acquired Minter-Weisman Co., a wholesale distribution company serving over 800 convenience stores in Minnesota, Wisconsin and surrounding states. In September 2001, we acquired certain assets and inventory of Miller & Hartman South, LLC, a wholesale distributor serving over 1,800 convenience stores in

Kentucky and surrounding states. Finally, we intend to focus on precision assortment/destination retailers typified by large-store formats such as cash-and-carries and price impact stores.

     Grow Sales to Traditional Format Customers: Despite being the largest distributor in the more than $100 billion wholesale grocery industry, we account for approximately 6% of this traditional core market, representing substantial room for additional growth. Many potential customers are currently served by local or regional wholesalers that do not have the efficiencies associated with our procurement scale. Our repositioned distribution group has already enabled us to increase sales to existing and new customers, and we expect to be able to continue this trend. During August 2001, we facilitated the third-party purchase of 36 stores located in New Mexico and Texas from Furrs Supermarkets, most of which were purchased by Fleming-supplied independent operators. We routinely conduct detailed market studies to identify potential new customers in areas contiguous to existing customers, as we have capacity in our high-volume distribution centers to serve additional local independent stores or chains.

     Expand Price Impact Format: We believe we have a substantial opportunity to grow our retail group's price impact supermarket operations. Because price impact stores cost less to build, maintain and operate than conventional supermarkets, we expect to be able to grow our price impact supermarket operations while incurring fewer capital expenditures than operators of conventional retail stores. In April 2001, we purchased seven Food 4 Less stores located in Central California from Whitco Foods, Inc. which we continue to operate as price impact stores under the Food 4 Less banner. In August 2001, we purchased five Smith's Food & Drug Stores located in New Mexico and Texas from Kroger Co. which we operate under the Rainbow Foods banner. We have completed the conversion of five of our Sentry Foods stores to the price impact format and have renamed the stores Rainbow Foods, and we intend to convert the remaining five in early 2002.

     Continue to Improve Working Capital Management and Reduce Costs: We intend to improve our working capital management primarily by improving inventory turns. To do this, we will continue to improve vendor inventory management practices, further develop our central procurement operations, improve ad forecasting with our customers, effectively manage alternative channels of product delivery to retail locations and invest in systems enhancements. In addition, to strengthen our position as a low-cost supplier to our customers and increase our profitability, we have instituted a "culture of thrift" among our employees and developed initiatives to reduce our expenses through our Low Cost Pursuit Program.

OUR DISTRIBUTION GROUP

     Our distribution group sells food and non-food products to supermarkets, convenience stores, supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. Net sales for our distribution segment were $11.2 billion for fiscal 2000 and $13.3 billion for fiscal 2001, excluding sales to our own retail stores. Sales to our own retail stores totaled $1.8 billion during fiscal 2000 and $1.2 billion during fiscal 2001.

     Customers Served. Our distribution group serves a wide variety of retail operations located in all 50 states, the Caribbean and the South Pacific. The group serves customers operating as conventional supermarkets (averaging approximately 23,000 total square feet), superstores (supermarkets of 30,000 square feet or more), supercenters (a combination of discount store and supermarket encompassing 110,000 square feet or more), warehouse stores ("no-frills" operations of various large sizes), combination stores (which have a high percentage of non-food offerings) and convenience stores (generally under 4,000 square feet and offering only a limited assortment of products).

     Our top ten customers accounted for approximately 17% of our total net sales during 2000 and approximately 27% of our total net sales during 2001. Kmart Corporation, our largest customer, represented approximately 10% of our total net sales in 2000 and approximately 20% of our total net sales in 2001. No other single customer represented more than 2% of our fiscal 2000 or 2001 net sales.

     Pricing. The distribution group uses market research and cost analyses as a basis for pricing its products and services. The retail services we offer in connection with our distribution business are individually and competitively priced. We have three basic marketing programs for our distribution business: FlexMate, FlexPro and FlexStar.

     The FlexMate marketing program prices product to customers at a quoted sell price, a selling price established by us that might include a mark-up. The FlexMate marketing program is available as an option for grocery, frozen and dairy products. We generally use a quoted sell price method for meat, produce, bakery goods, delicatessen products, tobacco supplies, general merchandise and health and beauty care products. A distribution fee is usually added to the quoted sell price based upon the product category. Under some marketing programs, we also add freight charges to offset in whole or in part our cost of delivery services provided. The distribution group may retain any cash discounts, allowances, and service income earned from vendors. We generally refer to this practice as the "traditional pricing" method.

     Under FlexPro, grocery, frozen and dairy products are priced at their net acquisition value which is generally comparable to the net cash price paid by the distribution group. Vendor allowances and service income are passed through to the customer. Service charges are established using the principles of activity-based pricing modified by marketing considerations. Activity-based pricing attempts to identify our costs of providing certain services in connection with the sale of products such as transportation, storage and handling. Based on these identified costs, and with a view to market responses, we establish charges for these activities designed to recover our cost and provide us with a reasonable profit. These charges are then added to the net product price. We also charge a fee for administrative services provided to arrange and manage allowances and service income offered by vendors and earned by the distribution group and its customers.

     FlexStar uses the same product pricing as FlexPro, but generally uses a less complex presentation for distribution service charges. FlexStar averages the charges across items and orders and provides the customer a more consistent percentage base charge by department.

     Kmart product pricing for grocery, frozen, dairy, produce, packaged meat, bakery and deli products follows the FlexPro/FlexStar pricing methodology, using net acquisition value and passing through vendor allowances. Random weight meat and deli products are priced at our last received cost. Certain other items are priced at net acquisition value plus a negotiated fee. In addition, Kmart pays us a logistics fee equal to a percentage of purchases based on volume, and a negotiated fixed annual procurement fee.

     Private Labels. Fleming's private label brands are Fleming-owned brands that we offer exclusively to our customers. Our predominant brand is BestYet, and we also market a small number of products under the Exceptional Value and Comida Sabrosa brands. Private label lines are designed to offer quality products that are equal or superior in quality to comparable nationally advertised brands and value brand products at more competitive prices. As part of our recent Kmart strategic alliance, Kmart has adopted our BestYet private label program in its Kmart and Kmart supercenter stores and pay fees to us based on brand management. We believe our private label brands generate higher margins for us and for our customers than nationally advertised brands and other value brand products because we are able to acquire them at lower costs.

     Controlled labels are offered only in stores operating under specific banners (which may or may not be controlled by us). Controlled labels are products to which we have exclusive distribution rights to a particular customer or in a specific region. We offer two controlled labels, IGA and Piggly Wiggly brands, which are national quality brands.

     Procurement. We have currently centralized approximately 84% of our merchandise procurement in our customer support center near Dallas, Texas. This makes more efficient use of our procurement staff, improves buying efficiency and reduces the cost of goods. We believe our customer support center near Dallas is one of the largest buying locations of consumable goods in the United States. We believe that our centralized purchasing capabilities and the volume discount pricing we have achieved are valuable to national retailers as well as the smaller, independent retailers that make up our traditional customer base. We make a small percentage of our procurement decisions at the distribution center level where local market needs and trends can best be addressed, such as decisions regarding ethnic products, and where transportation costs may be minimized.

     Retail Services. Retail services are marketed, priced and delivered separately from other distribution operations. Our retail services marketing and sales personnel look for opportunities to cross-sell additional retail services as well as other distribution group products to their customers. Through our retail account executive, or RAE, programs, we become closely involved in the strategic planning and long-term success of our customers. Incentive compensation for our RAEs is based on the performance of the customers they serve.

     Facilities and Transportation. Our distribution group operates 24 full-line distribution centers which are responsible for the distribution of national brands and private label Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of related food and non-food items. Six general merchandise and specialty food operating units distribute health and beauty care items and other items of general merchandise and specialty foods. Five warehouse facilities serve convenience stores. All facilities are equipped with modern material handling equipment for receiving, storing and shipping large quantities of merchandise. Our distribution centers comprise approximately 21 million square feet of warehouse space. Additionally, the distribution group rents, on a short-term basis, approximately 904,000 square feet of off-site temporary storage space.

     Transportation arrangements and operations vary by distribution center and may vary by customer. Some customers prefer to handle product delivery themselves, others prefer us to deliver products, and still others ask us to coordinate delivery with a third party. Accordingly, many of our distribution centers maintain a truck fleet to deliver products to customers, and several of our distribution centers also engage dedicated contract carriers to deliver products. We increase the utilization of our truck fleet by back-hauling products from suppliers and others, thereby reducing the number of empty miles traveled. To further increase our fleet utilization, we have made our truck fleet available to other firms on a for-hire carriage basis.

     Capital Invested in Customers. As part of our services to retailers, we provide capital to certain customers by extending credit for inventory purchases, by becoming primarily or secondarily liable for store leases, by leasing equipment to retailers and by making secured loans to customers:

     - Extension of Credit for Inventory Purchases. Customary trade credit terms are usually the day following statement date for customers on FlexPro or FlexStar and up to seven days for other marketing plan customers. Convenience store trade credit terms average approximately 14 days.

     - Store and Equipment Leases. We lease stores for sublease to certain customers. At December 29, 2001, we were the primary lessee of approximately 600 retail store locations subleased to and operated by customers. We also lease a substantial amount of equipment to retailers.

     - Secured Loans and Lease Guarantees. We selectively make loans to customers primarily for store expansions or improvements. These loans are typically secured by inventory and store fixtures, have personal guarantees, bear interest at rates above the prime rate, and are for terms of five to seven years. Loans are approved by our business development committee following written approval standards. We believe our loans to customers are illiquid and would not be investment grade if rated. From time to time, we also guarantee the lease obligations of certain of our customers.

     In making credit and investment decisions, we consider many factors, including estimated return on capital, assumed risks and benefits (including our ability to secure long-term supply contracts with these customers).

     At December 29, 2001, we had loans outstanding to customers totaling $118 million. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases. Our credit loss expense from receivables as well as from investments in customers was $29 million in 2000 and $38 million in 2001 (including a $17 million charge related to Kmart's bankruptcy).

     Franchising. We also license from third parties for our own use or grant franchises to retailers to use certain registered trade names such as Piggly Wiggly, Food 4 Less (a registered servicemark and trademark that we are authorized to use pursuant to a restricted license granted by Ralph's Grocery Company, a subsidiary of Kroger Co.), Sentry, Super 1 Foods, Festival Foods, Jubilee Foods, Jamboree Foods,

MEGAMARKET, Shop 'N Kart, American Family, Big Star, Big T, Buy for Less, County Pride Markets, Red Fox, Shop N Bag, Super Duper, Super Foods, Super Thrift, Thriftway and Value King.

     We encourage independents and small chains to join one of the Fleming Banner Groups to receive many of the same marketing and procurement efficiencies available to larger chains. The Fleming Banner Groups are retail stores operating under one of a number of banners representing either a conventional or price impact retail format.

     Cost-Reduction Initiatives. To strengthen our position as a low-cost supplier to our retail customers and increase our profitability, we instituted a "culture of thrift" among our employees and developed initiatives to reduce our expenses through our Low Cost Pursuit Program. This program focuses on five areas: merchandising and procurement, logistics and distribution, shared services and finance, retail operations, and customer relations. In the merchandising and procurement functions, we have lowered cost of goods and administrative costs by centralizing most of our procurement functions, which were conducted in individual distribution centers, into one national procurement center near Dallas, which is one of the largest buyer locations of consumable goods in the United States. The logistics and distribution functions have removed costs associated with back-haul, in-bound transportation and other logistics functions. In addition, we established a new shared services center in Oklahoma City where we have centralized the management of our accounting, human resources, information technology and other support services. Retail operations have implemented best demonstrated practices to reduce labor costs and reduce store operating costs, and certain administrative functions have also been centralized for retail operations. Finally, customer relations has established a single point of contact for each customer to eliminate many paper-based processes and improve customer communications.

OUR RETAIL GROUP

     As of December 29, 2001, our retail group operated 116 supermarkets, including 99 price impact supermarkets primarily under the Food 4 Less and Rainbow Foods banners. Price impact supermarkets offer deep-discount, everyday low prices. In addition, we operated 17 limited assortment stores under the yes!LESS banner, 11 of which we opened in 2001. Our limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods, as well as general merchandise.

     As part of our strategic plan, we sold or closed 238 of our conventional format supermarkets in order to focus resources on growing our price impact stores and improving financial results. The following chart illustrates the number of supermarkets and limited assortment stores we operated as of the dates indicated:

                                     DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,
                                         1998           1999           2000           2001
                                     ------------   ------------   ------------   ------------
CONTINUING STORES
Price Impact(1)....................       57             71             74             99
Limited Assortment(1)..............       --             --              6             17
                                         ---            ---            ---            ---
  Subtotal.........................       57             71             80            116
Non-Strategic Stores...............      228            171            107             --
                                         ---            ---            ---            ---
  TOTAL............................      285            242            187            116
                                         ===            ===            ===            ===

---------------

(1) The number of price impact stores at December 29, 2001 includes five Sentry Foods stores that we are converting to the price impact format in early 2002.

     Price Impact Supermarkets. As of December 29, 2001, our retail group owned and operated 94 price impact supermarkets, of which 42 are located in Minnesota, 26 in Northern California, eight in Wisconsin, seven in the Salt Lake City, Utah area, six in Texas, four in the Phoenix, Arizona area, and one in Las Cruces, New Mexico. We also owned and operated five Sentry Food Stores in Wisconsin two of which have been converted to the price-impact format since year-end and three that we are converting in the next few months. These stores average approximately 45,000 square feet and offer deep-discount, everyday low prices well below those offered by conventional supermarkets and carry prices for grocery products that are also generally lower than supercenters. Our price impact supermarkets are also known for their quality meat and produce offerings. Our price impact supermarkets that have been open at least one year generated average weekly sales of approximately $450,000 per store for the year ended December 29, 2001.

     Our price impact supermarkets serve price-sensitive middle-income consumers who may have larger-than-average families. These stores have a wider trade area than conventional supermarkets yet are generally more convenient to shop than supercenters. Our price impact supermarkets offer name-brand food and consumable goods at significantly lower prices than conventional format retail store operators because of the many low-cost features of our stores. These features include: offering a reduced number of product selections, focusing on popular, name-brand products and product categories; employing flow-through distribution methods which reduce product storage and handling expense; and minimizing store operating costs.

     These stores do not cost as much as conventional stores to construct and maintain, as price impact stores typically feature cement floors, cinder block walls, exposed ceiling and walk-in freezers and coolers which combine the typically separate storage and display areas. In addition, price impact stores produce lower operating expenses, primarily as a result of less labor content due to pallet or case-loading display racks, fewer product categories offered due to focusing on the more popular items, self bagging, and elimination of staffed service departments.

     We believe price-sensitive consumers are underserved on a nationwide basis. Because price impact stores cost less to build and maintain than conventional supermarkets, we expect to be able to grow our price impact supermarket operations while incurring lower capital expenditures. We believe the success of our price impact stores is based on an underserved trade area and does not require significant market share. As a result, we spend less on advertising and marketing for these stores compared to conventional format stores.

     Limited Assortment Stores. In 2000, we began to develop our limited assortment retail concept operating under the yes!LESS trade name, operating stores averaging 12,000 to 15,000 square feet of selling space. Our yes!LESS concept is designed to appeal to a needs-based consumer, primarily with low price private label food and other consumables and an attractive selection of general merchandise products at opening price points. With 11 stores opened in 2001, as of December 29, 2001, there were 17 yes!LESS retail stores open, 16 in Texas and one in Louisiana.

PRODUCTS

     We supply a full line of national brands and Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of general merchandise, health and beauty care and other related items. During 2001, the average number of stock keeping units, or SKUs, carried in full-line distribution centers was approximately 16,000. General merchandise and specialty food operating units carried an average of approximately 20,000 SKUs. SKUs carried by our distribution centers that primarily distribute to convenience stores was approximately 6,000. During 2001, our product mix as a percentage of sales was approximately 61% groceries, 33% perishables and 6% general merchandise.

SUPPLIERS

     We purchase our products from numerous vendors and growers. As a large customer with centralized procurement, we are able to secure favorable terms and volume discounts on many of our purchases, leading to lower unit costs. We purchase products from a diverse group of suppliers and believe we have adequate sources of supply for substantially all of our products.

COMPETITION

     Our distribution group operates in a competitive market. Our primary competitors are national, regional and local food distributors and national chains that perform their own distribution. The principal factors on which we compete include price, quality and assortment of product lines, schedules and reliability of delivery and the range and quality of customer services.

     The primary competitors of our retail group supermarkets are national, regional and local grocery chains, as well as supercenters, independent supermarkets, convenience stores, drug stores, restaurants and fast food outlets. Principal competitive factors include price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal.

INTELLECTUAL PROPERTY

     We or our subsidiaries use many trade names registered either by us or by third parties from whom we license the rights to use such trade names at either the federal or state level or a combination of both, such as Piggly Wiggly, PWPETRO, Piggly Wiggly xpress, Super 1 Foods, Festival Foods, Jubilee Foods, Jamboree Foods, MEGAMARKET, Shop 'N Kart, ABCO Desert Market, American Family, Big Star, Big T, Big Bear, Big Dollar, Buy for Less, County Pride Markets, Rainbow Foods, Red Fox, Sentry, Shop N Bag, Super Duper, Super Foods, Super Thrift, Thriftway and Value King.

     We license the Food 4 Less service mark and trade name from Ralph's Grocery Company, a subsidiary of Kroger Co., and have the exclusive right to use and sublicense the name in certain areas of California. We also have the exclusive license to use and sublicense the name in all other states, excluding certain areas of Southern California and certain areas in various other states previously licensed to others by Ralph's or its predecessors. Additionally, should the rights to such a previously licensed area terminate, we would automatically obtain the exclusive license for that area. The Food 4 Less license agreement generally provides for protected trade area status for five years after the date that we, our franchisees or Ralph's commit to entering a new market area under the Food 4 Less banner. However, we are not prohibited by the licensing agreement from opening stores under a different trade name in any of these areas.

EMPLOYEES

     At December 29, 2001, we had approximately 23,000 full-time and part-time employees, with 11,000 employed by the distribution group, 10,000 by the retail group and 2,000 employed in shared services, customer support and other functions.

     Approximately 42% of our employees are covered by collective bargaining agreements with the International Brotherhood of Teamsters; Chauffeurs, Warehousemen and Helpers of America; the United Food and Commercial Workers; the International Longshoremen's and Warehousemen's Union; the Retail, Wholesale and Department Store Union; and the International Union of Operating Engineers. Most of these agreements expire at various times throughout the next five years. We consider our employee relations in general to be satisfactory.

PROPERTIES

     The following table sets forth facilities information with respect to our distribution group.

                                                           APPROXIMATE
LOCATION                                                   SQUARE FEET   OWNED OR LEASED
--------                                                   -----------   ---------------
FULL-LINE FOOD DISTRIBUTION CENTERS:
Ewa Beach, HI............................................     361,000       Leased
Ft. Wayne, IN............................................   1,043,000       Leased
Fresno, CA...............................................     828,000    Owned/Leased
Garland, TX..............................................   1,175,000        Owned
Geneva, AL...............................................     793,000       Leased
Kansas City, KS..........................................     937,000       Leased
LaCrosse, WI.............................................     907,000        Owned
Lafayette, LA............................................     443,000        Owned
Lincoln, NE..............................................     516,000       Leased
Lubbock, TX..............................................     762,000    Owned/Leased

                                                           APPROXIMATE
LOCATION                                                   SQUARE FEET   OWNED OR LEASED
--------                                                   -----------   ---------------
Massillon, OH............................................     874,000        Owned
Memphis, TN..............................................   1,071,000    Owned/Leased
Miami, FL................................................     764,000        Owned
Milwaukee, WI............................................     600,000        Owned
Minneapolis, MN..........................................     480,000        Owned
Nashville, TN............................................     941,000       Leased
North East, MD...........................................     591,000    Owned/Leased
Oklahoma City, OK........................................     671,000       Leased
Phoenix, AZ..............................................   1,033,000    Owned/Leased
Sacramento, CA...........................................     787,000    Owned/Leased
Salt Lake City, UT.......................................     555,000    Owned/Leased
South Brunswick, NJ......................................     526,000       Leased
Superior, WI.............................................     371,000        Owned
Warsaw, NC...............................................     672,000    Owned/Leased
                                                           ----------
  Total..................................................  17,701,000
GENERAL MERCHANDISE DISTRIBUTION CENTERS:
Dallas, TX...............................................     262,000    Owned/Leased
King of Prussia, PA......................................     377,000       Leased
LaCrosse, WI.............................................     163,000        Owned
Memphis, TN..............................................     495,000    Owned/Leased
Sacramento, CA...........................................     439,000       Leased
Topeka, KS...............................................     223,000       Leased
                                                           ----------
  Total..................................................   1,959,000
CONVENIENCE STORE DISTRIBUTION CENTERS:
Altoona, PA..............................................     172,000        Owned
Leitchfield, KY..........................................     169,000    Owned/Leased
Marshfield, WI...........................................     157,000        Owned
Plymouth, MN.............................................     239,000       Leased
Romeoville, IL...........................................     125,000       Leased
                                                           ----------
  Total..................................................     862,000
OUTSIDE STORAGE FACILITIES:
Outside storage facilities -- Typically rented on a
  short-term basis.......................................     904,000       Leased
                                                           ----------
  Total Distribution Centers.............................  21,426,000
                                                           ==========

     In addition, we have five closed facilities in various states and we are actively marketing them.

     As of December 29, 2001, our retail group operated 116 supermarkets in a variety of formats in Arizona, California, Minnesota, New Mexico, Louisiana, Texas, Utah and Wisconsin. Our continuing chains included 94 price impact supermarkets, five supermarkets which we are converting to the price impact format in early 2002, and 17 limited assortment stores. For more information, see the subsection "Our Retail Group."

     Our shared service center office is located in Oklahoma City, Oklahoma. The shared service center occupies leased office space totaling approximately 229,000 square feet. Our customer support center near Dallas, Texas occupies leased office space totaling approximately 153,000 square feet.

     We own and lease other significant assets, such as inventories, fixtures and equipment and capital leases.

LEGAL PROCEEDINGS

     Class Action Suits. In 1996, we and certain of our present and former officers and directors were named as defendants in nine purported class action suits filed by certain stockholders. All cases were filed in the United States District Court for the Western District of Oklahoma and in 1997 were consolidated. The plaintiffs in the consolidated cases sought undetermined but significant damages, and asserted liability for our alleged "deceptive business practices," and our alleged failure to properly account for and disclose the contingent liability created by the David's Supermarkets case, a lawsuit we settled in April 1997 in which David's sued us for allegedly overcharging for products. The plaintiffs claimed that these alleged practices led to the David's case and to other material contingent liabilities, caused us to change our manner of doing business at great cost and loss of profit, and materially inflated the trading price of our common stock.

     During 1999, the court dismissed the consolidated stockholder case without prejudice but gave the plaintiffs the opportunity to restate their claims, and they did so in amended complaints. We again filed motions to dismiss all claims. On February 4, 2000, the court dismissed the amended complaint with prejudice. The plaintiffs filed a notice of appeal and on September 7, 2001 the Tenth Circuit affirmed the district court decision. On September 21, 2001, the plaintiffs filed a petition for a full bench rehearing with the Tenth Circuit and such petition was denied by the court in October. Since the plaintiffs did not request a review of the judgment of the lower courts to the United States Supreme Court, all appeals by plaintiffs are exhausted and the judgment of the courts, as outlined above, will stand unchanged.

     Welsh. In April 2000, the operators of two grocery stores in Texas filed an amended complaint in the United States District Court for the Western District of Texas, Pecos Division (Welsh v. Fleming Foods of Texas, L.P.). The amended complaint alleges product overcharges, breach of contract, fraud, conversion, breach of fiduciary duty, negligent misrepresentation and breach of the Texas Deceptive Trade Practices Act. The amended complaint seeks unspecified actual damages, punitive damages, attorneys' fees and pre-judgment and post-judgment interest. On December 31, 2001, the parties executed a settlement agreement that resolved all claims related to the case. We are not required to pay any amounts to the plaintiffs pursuant to this settlement.

     Other. Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. We have established reserves that we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements.

     We and others have been designated by the U.S. Environmental Protection Agency and by similar state agencies as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws, as applicable, with respect to EPA-designated Superfund sites. While liability under CERCLA for remediation at these sites is generally joint and several with other responsible parties, we believe that, to the extent we are ultimately determined to be liable for the expense of remediation at any site, such liability will not result in a material adverse effect on our consolidated financial position or results of operations. We are committed to maintaining the environment and protecting natural resources and human health and to achieving full compliance with all applicable laws, regulations and orders.

     We are a party to or threatened with various other litigation and contingent loss situations arising in the ordinary course of our business including disputes with the following parties: customers and vendors; owners or creditors of financially troubled or failed customers; suppliers; landlords; employees regarding labor conditions, wages, workers' compensation matters and alleged discriminatory practices; insurance carriers; and tax authorities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                   AGE                  PRESENT POSITION
----                                   ---                  ----------------
EXECUTIVE OFFICERS:
Mark S. Hansen.......................  47    Chairman and Chief Executive Officer
J.R. Campbell........................  57    Executive Vice President, Merchandising and
                                             Supply
Thomas G. Dahlen.....................  47    Executive Vice President and President, Retail
                                             and Corporate Marketing
E. Stephen Davis.....................  61    Executive Vice President and President,
                                             Wholesale
Ron Griffin..........................  48    Executive Vice President and Chief Information
                                               Officer
William H. Marquard..................  42    Executive Vice President, Business Development
                                             and Chief Knowledge Officer
Scott M. Northcutt...................  40    Executive Vice President, Human Resources
Neal J. Rider........................  40    Executive Vice President and Chief Financial
                                             Officer
Michael J. Carey.....................  55    Senior Vice President, Western Operations
Charles L. Hall......................  51    Senior Vice President, Real Estate and Store
                                               Development
Carlos M. Hernandez..................  47    Senior Vice President, General Counsel and
                                             Secretary
Matthew H. Hildreth..................  36    Senior Vice President, Finance and Treasurer
Leonard Kaye.........................  63    Senior Vice President, Eastern Operations
Timothy R. LaBeau....................  47    Senior Vice President, Operations
William A. Merrigan..................  56    Senior Vice President, Logistics
Philip B. Murphy.....................  53    Senior Vice President, Procurement
Mark D. Shapiro......................  42    Senior Vice President, Finance and Operations
                                             Control
Thomas A. Zatina.....................  50    Senior Vice President, Northern Operations

DIRECTORS:
Mark S. Hansen.......................  47    Chairman and Chief Executive Officer
Herbert M. Baum......................  65    Director
Kenneth M. Duberstein................  57    Director
Archie R. Dykes......................  71    Director
Carol B. Hallett.....................  64    Director
Robert S. Hamada.....................  65    Director
Edward C. Joullian III...............  72    Director
Guy A. Osborn........................  66    Director
Alice M. Peterson....................  49    Director

  EXECUTIVE OFFICERS

     Mark S. Hansen joined us as Chairman and Chief Executive Officer in November 1998. Prior to joining us, Mr. Hansen served as President and Chief Executive Officer of SAM'S Club, a division of Wal-Mart Stores, Inc., from 1997 through 1998. Prior to joining Wal-Mart, Mr. Hansen served in multiple capacities at PETsMART, Inc., a retailer of pet food, pet supplies and related products, including as President and Chief Executive Officer from 1989 to 1997. Prior to 1989, Mr. Hansen served in various management capacities in the supermarket industry. He serves as an executive advisory board member of Swander Pace Capital and is a director of Applebee's Restaurants and Amazon.com.

     J.R. Campbell joined us as our Executive Vice President, Merchandising and Supply in January 2002. Prior to joining us, Mr. Campbell served for over 20 years in various capacities at Wal-Mart Stores, Inc., including Senior Vice President and General Merchandise Manager of Wal-Mart Stores, Senior Vice President of Merchandising for Sam's Club, and most recently as President, Global Sourcing Division of Wal-Mart Stores.

     Thomas G. Dahlen joined us as our Executive Vice President and President, Retail and Corporate Marketing in April 2001. From 1999 until joining us, Mr. Dahlen served as President and Chief Executive Officer of Furrs Supermarkets, Inc. Mr. Dahlen was President and Chief Executive Officer of Furrs Supermarkets, Inc. when it filed for Chapter 11 bankruptcy protection in February 2001. From 1994 until 1999, Mr. Dahlen served in multiple capacities at Ralph's Supermarkets Division of the Yucaipa Companies, including Executive Vice President from 1998 to 1999, and Senior Vice President, Sales and Marketing from 1994 to 1998.

     E. Stephen Davis joined us in 1960 and has served as our Executive Vice President and President, Wholesale since February 2000. Prior to that, Mr. Davis has served us in various positions, including Executive Vice President, Food Distribution from 1998 to February 2000, Executive Vice President, Operations from 1997 to 1998, Executive Vice President, Food Operations from 1996 to 1997 and Executive Vice President, Distribution from 1995 to 1996.

     Ron Griffin joined us as Executive Vice President and Chief Information Officer in January 2002. Prior to joining us, Mr. Griffin served for over 10 years in various capacities at The Home Depot, Inc., including most recently as Senior Vice President and Chief Information Officer.

     William H. Marquard joined us as Executive Vice President, Business Development and Chief Knowledge Officer in June 1999. From 1991 until joining us, Mr. Marquard was a partner in the consulting practice of Ernst & Young.

     Scott M. Northcutt joined us as Senior Vice President, Human Resources in January 1999 and he became Executive Vice President, Human Resources in February 2000. From 1997 until joining us, Mr. Northcutt was Vice President-People Group at SAM's Club, a division of Wal-Mart Stores, Inc. From 1988 to 1995, he served as Vice President-Human Resources and from 1995 to 1996, he served as Vice President-Store Operations at Dollar General Corporation.

     Neal J. Rider joined us as Executive Vice President and Chief Financial Officer in January 2000. From 1999 until joining us, Mr. Rider was Executive Vice President and Chief Financial Officer at Regal Cinemas, Inc. From 1980 to 1999, Mr. Rider served in multiple capacities at American Stores Company, including Treasurer and Controller responsibilities from 1994 to 1997 before becoming Chief Financial Officer in 1998.

     Michael J. Carey joined us in 1983 and has served as our Senior Vice President, Western Operations since June 2000. Prior to that, Mr. Carey served as our Operating Group President from 1998 to June 2000, our President, LaCrosse Division from 1996 to 1998, and our Director of IGA Marketing from 1994 to 1996.

     Charles L. Hall joined us as Senior Vice President, Real Estate and Store Development in June 1999. From 1998 until joining us, he was Senior Vice President-Real Estate and Store Development at Eagle Hardware and Garden, Inc. From 1992 to 1998, he served as Vice President of Real Estate Development at PETsMART, Inc.

     Carlos M. Hernandez joined us in March 2000 as Associate General Counsel and Assistant Secretary and has served as our Senior Vice President, General Counsel and Secretary since February 2001. Prior to joining us, Mr. Hernandez was employed in various capacities at Armco Inc. from 1981 to 1999, and then as an attorney at AK Steel Holding Corporation from October to December 1999.

     Matthew H. Hildreth joined us as Senior Vice President, Finance and Treasurer in May 2001. Prior to joining us, Mr. Hildreth served in various positions at JPMorgan since 1989, including most recently as Vice President and Sector Head of North American Trucking for JPMorgan's Transportation and Logistics Group.

     Leonard Kaye joined us in 1963 and has served as our Senior Vice President, Eastern Operations since June 2000. Prior to that, Mr. Kaye served us in various positions, including Operating Group President, President, Memphis Division and Operations Manager.

     Timothy R. LaBeau joined us in January 2002 as Senior Vice President of Operations. Prior to joining us, Mr. LaBeau served as President and Chief Executive Officer of American Sales Company, a subsidiary of Royal Ahold, from 1998 to December 2001. Prior to that, Mr. LaBeau served as Executive Vice President of Merchandising and Procurement for Ahold USA from 1994 to 1998.

     William A. Merrigan joined us in November 2000 and has served as our Senior Vice President, Logistics since May 2001. Prior to joining us, Mr. Merrigan served as Senior Vice President of Logistics at Nash Finch Company from 1998 to November 2000. Prior to that, Mr. Merrigan served in various senior positions at Wakefern Food Corporation from 1986 to 1998, including most recently as Vice President of Logistics and Transportation.

     Philip B. Murphy joined us in October 2000 as Vice President of Grocery, and has served as our Senior Vice President, Procurement since May 2001. Prior to that, Mr. Murphy served as Senior Vice President and General Manager of Services at PETsMART, Inc. from 1995 to 2000.

     Mark D. Shapiro joined us in June 2001 as Senior Vice President, Finance. Prior to joining us, Mr. Shapiro served in various positions at Big Lots, Inc. since 1992, including most recently as Senior Vice President and Chief Financial Officer.

     Thomas A. Zatina joined us in June 2001 as Senior Vice President, Northern Operations. Prior to joining us, Mr. Zatina served in various positions at Bozzuto's, Inc., a Connecticut-based wholesale distributor, since 1986, including most recently as Executive Vice President and Chief Operating Officer.

  DIRECTORS

     Herbert M. Baum joined us as a director in 1998. He is Chairman, president and chief executive officer of The Dial Corporation (a consumer products company). Prior to joining The Dial Corporation in August 2000, Mr. Baum served as president and chief operating officer of Hasbro, Inc. from January 1999. From 1993 to 1998, Mr. Baum served as chairman and chief executive officer of Quaker State Corporation. From 1978 to 1993, Mr. Baum served in a variety of positions for Campbell Soup Company where his last position held was President Campbell North and South America. Mr. Baum is a director of Grocery Manufacturers of America, The Dial Corporation, Midas, Inc., Meredith Corporation, PepsiAmerica, Inc. (formerly Whitman Corporation), and Action Performance Companies, Inc.

     Kenneth M. Duberstein joined us as a director in May 2001. He is chairman and Chief Executive Officer of The Duberstein Group, Inc., an independent strategic planning and consulting company. Prior to that, Mr. Duberstein served President Reagan in various capacities, including Chief of Staff from 1988 to 1989, Deputy Chief of Staff from 1987 to 1988 and Assistant and Deputy Assistant to the President for Legislative Affairs from 1981 to 1983. Mr. Duberstein is a director of The Boeing Company, Conoco, Inc., Fannie Mae, GVG, The St. Paul Companies, Inc., and serves on the Board of Governors for the American Stock Exchange and the National Association of Securities Dealers. He also serves as Vice Chairman of the Kennedy Center for Performing Arts, Chairman of Ethics Oversight Committee for the U.S. Olympics Committee, Trustee of Franklin & Marshall College and Johns Hopkins University, and serves on the Council on Foreign Relations, the Institute of Politics at the John F. Kennedy School of Government at Harvard University and the National Alliance to End Homelessness.

     Archie R. Dykes joined us as a director in 1981. He is chairman and chief executive officer of Capital City Holdings, Inc. (a venture capital organization). He is senior chairman and a director of PepsiAmerica, Inc. (formerly Whitman Corporation), Midas, Inc. and the Employment Corporation. A former chancellor of the University of Kansas and of the University of Tennessee, Mr. Dykes also serves as a trustee of the Kansas University Endowment Association and of the William Allen White Foundation.

     Carol B. Hallett joined us as a director in 1993. She is president and chief executive officer of the Air Transport Association of America, Washington, D.C. (the nation's oldest and largest airline trade organization). Prior to joining the Air Transport Association in April 1995, Mrs. Hallett served as senior government relations advisor with Collier, Shannon, Rill & Scott from February 1993 to March 1995. From November 1989 through January 1993, Mrs. Hallett served as the Commissioner of the United States Customs Service. From September 1986 to May 1989, she served as the U.S. Ambassador to The Commonwealth of the Bahamas. From July 1983 to August 1986, Mrs. Hallett served as the national vice chairman and field director of Citizens for America. Mrs. Hallett also served three terms in the California legislature and as minority leader in the State Assembly. Mrs. Hallett is a director of Mutual of Omaha Insurance Company. She is a trustee for the Junior Statesmen of America. Mrs. Hallett also serves on the President's Cabinet of California Polytechnic State University.

     Robert S. Hamada joined us as a director in February 2001. He has been the Chief Executive Officer of Merchant's Exchange since July 2001. An internationally known authority in finance, Mr. Hamada was a member of the faculty of the University of Chicago from 1966 until 2001, during which time he served as Dean from 1993 to June 2001, as the Edward Eagle Brown Distinguished Service Professor of Finance at the Graduate School of Business, as director of the Center for International Business and Research from 1992 to 1993, as deputy dean for the faculty at the Graduate School of Business from 1985 to 1990, and as director of the Center for Research in Security Prices from 1980 to 1985. Mr. Hamada is a director of Northern Trust Corporation, A.M. Castle & Co., Flying Food Fare, Window to the World Communications, Inc., Merchant's Exchange, Terra Foundation for the Arts, and the National Bureau of Economic Research.

     Edward C. Joullian III joined us as a director in 1984. He has been chairman of Mustang Fuel Corp. (energy development and services) since 1964. He also served as chief executive officer of that company until his retirement in 1998. Mr. Joullian also served Fleming as interim chairman of the board of directors from July 18, 1998 until November 30, 1998. He is a director of The LTV Corp.

     Guy A. Osborn joined us as a director in 1992. He retired as chairman of Universal Foods Corp. in April 1997. He joined that company in 1971, became president in 1984 and chairman in 1990. He serves on the boards of Boys and Girls Club of Greater Milwaukee and Alverno College and is a trustee of Northwestern Mutual Life Insurance Company.

     Alice M. Peterson joined us as a director in 1998. She is the President of Loretto Group, a finance strategy and consulting firm. She served as President of RIM Finance, LLC (a wholly-owned subsidiary of the Canadian company, Research In Motion Limited, the maker of BlackBerry wireless handheld devices), from December 2000 to September 2001. From April 2000 to September 2000, Ms. Peterson served as Chief Executive Officer of GuidanceResources.com (an Internet-based service that employers provide as a value-added benefit to enhance employee productivity). From October 1998 to February 2000, Ms. Peterson served as vice president and general manager of Sears Online, the unit of Sears, Roebuck and Co. where all business-to-consumer Internet activities are conducted, including interactive marketing. Ms. Peterson was vice president and treasurer of Sears, Roebuck and Co. from 1993 to 1998. She joined that company in 1989 as corporate director of finance, became managing director -- corporate finance in 1992, and vice president -- treasurer in 1993. Prior to joining Sears, Ms. Peterson served as assistant treasurer of Kraft, Inc. from 1988 to 1989. From 1984 to 1988, Ms. Peterson served in a variety of financial positions for PepsiCo, Inc. where her last position held was director of capital markets. Ms. Peterson is a director of RIM Finance, LLC and she serves on the Ravinia Festival Board of Trustees.

                             EXECUTIVE COMPENSATION

DIRECTORS COMPENSATION

     Directors who are also associates of Fleming do not receive compensation for serving on the board of directors or its committees other than their normal salaries. Directors who are not associates of Fleming received the following in 2001:

  STOCK BASED COMPENSATION

     - 3,500 shares of restricted stock

      -- Prior to vesting, shares have voting and dividend rights.

      -- Shares will vest one year from March 15, 2001 if adjusted net earnings from operations for the 13 four-week accounting periods preceding the date of such determination exceed adjusted net earnings from operations for the fiscal year prior to the date of the award by at least 5%.

      -- Shares are held in escrow by Fleming's corporate secretary, pending vesting.

      -- Shares that do not vest or are not otherwise accelerated will be forfeited.

      -- If, on a date prior to the end of the first year vesting period, a director ceases to be a member of the board, under certain conditions, vesting can be accelerated.

  CASH COMPENSATION

     - annual retainer of $10,000 to be paid quarterly

     - $1,000 for each board or committee meeting attended*

     - $5,000 annual retainer for chairing a committee to be paid quarterly

     - reimbursement of travel expenses for attending meetings
---------------

* No fees are paid for telephone board meetings unless they are longer than thirty minutes and are meetings for which an agenda has been set.

  STOCK OWNERSHIP REQUIREMENTS

     In February 2001, the board adopted stock ownership requirements for directors. Directors who are not also associates of Fleming must own $100,000 of Fleming common stock within four years of initially being elected.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                ------------------------------------------   ----------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                             ------------------------   -------
                                                                             RESTRICTED    SECURITIES
                                                              OTHER ANNUAL     STOCK       UNDERLYING    LTIP      ALL OTHER
NAME AND PRINCIPAL                     (SALARY)     BONUS     COMPENSATION     AWARDS       OPTIONS     PAYOUTS   COMPENSATION
POSITION                        YEAR     ($)       ($)(1)        ($)(2)        ($)(3)         (#)       ($)(4)       ($)(5)
------------------              ----   --------   ---------   ------------   ----------    ----------   -------   ------------
Mark S. Hansen................  2001   850,179    2,618,000        90               --      200,000     850,000      157,989
  Chairman and Chief            2000   847,115    1,700,000        90        4,481,250           --          --       65,335
  Executive Officer             1999   750,000      980,813        --               --           --          --       90,818
Thomas G. Dahlen..............  2001   365,384    1,220,871        --          629,375      434,000     500,000    1,129,483
  Executive Vice President --   2000        --           --        --               --           --          --           --
  President of Retail and       1999        --           --        --               --           --          --           --
  Corporate Marketing
E. Stephen Davis..............  2001   481,562    1,650,000       396               --      134,000          --       52,337
  Executive Vice President --   2000   393,654      600,000       396               --           --          --        6,029
  President of Wholesale        1999   330,858      342,104       570          690,000       25,000          --           --
William H. Marquard...........  2001   420,313    1,109,194        60               --      100,000     425,000      117,930
  Executive Vice President --   2000   407,692      600,000        60               --       25,000(6)       --      156,082
  Chief Knowledge Officer       1999   229,231      261,550        --          418,750      200,000(7)       --      415,562
Neal J. Rider.................  2001   490,456    1,150,000        36               --      134,000     500,000       34,811
  Executive Vice President --   2000   516,735      675,000        36          223,438      350,000          --      670,411
  Chief Financial Officer       1999        --           --        --               --           --          --           --

---------------

(1) Mr. Hansen's bonus includes $850,000 earned under the Key Executive Performance Plan. Mr. Dahlen's bonus includes $500,000 earned under the Key Executive Performance Plan. Mr. Marquard's bonus includes $425,000 earned under the Key Executive Performance Plan. Mr. Rider's bonus includes $500,000 earned under the Key Executive Performance Plan. Mr. Davis' bonus includes $1,000,000 which is contingent upon his continuous employment with the company through June 30, 2002.

(2) The company provides term life insurance to all associates. There is no imputed income to the associate with respect to the first $50,000 of coverage except for highly compensated associates. Accordingly, the company is required to impute income to the named individuals with respect to the first $50,000 of coverage and reimburses them for its tax effect. The amounts shown in this column reflect such tax reimbursement amounts.

(3) The following officers received restricted stock awards in connection with their employment with Fleming which vest as follows based on their continuous employment through the applicable vesting dates:

Hansen..................  300,000 shares on     300,000 shares vested on February 28,
                          February 29, 2000     2002
Dahlen..................  25,000 shares on      8,334 shares will vest on April 8, 2002;
                          April 8, 2001         8,333 shares will vest on April 8, 2003;
                                                8,333 shares will vest on April 8, 2004
Davis...................  60,000 shares on      60,000 shares vested on September 14,
                          July 20, 1999         2001
Marquard................  20,000 shares on      10,000 shares vested on June 1, 2000;
                          June 1, 1999          10,000 shares vested on June 1, 2001
                          20,000 shares on      10,000 shares vested on December 21,
                          December 21, 1999     2000; 10,000 shares vested on December
                                                21, 2001
Rider...................  25,000 shares on      12,500 shares vested on January 18,
                          January 18, 2000      2001; 12,500 shares vested on January
                                                18, 2002

     All shares of restricted stock will vest upon the occurrence of a change of control and upon termination of the executive's employment due to death or disability, without cause or by the executive for good reason. As of December 29, 2001, Fleming's Secretary held in escrow the following shares of restricted stock for each officer with the following values (based on the market price per share of $19.11 on December 28, 2001):

Hansen...................................................  300,000 shares   $5,733,000
Dahlen...................................................   25,000 shares   $  477,750
Davis....................................................  108,000 shares   $2,063,880
Rider....................................................   12,500 shares   $  238,875

(4) Amounts earned under the Key Executive Performance Plan are subject to a 3-year vesting schedule. See Long-Term Incentive Plans -- Awards in Last Fiscal Year.

(5) Included in this column are the following amounts:

Mr. Hansen......................    For 2001: $84,708 attributable to personal
                                    use of the company plane (includes
                                    reimbursement for his tax liability
                                    associated with such amount). $73,281 for relocation expenses. For 2000: $64,200 attributable to personal use of the company plane (includes reimbursement for his tax liability associated with such amount) and $1,135 for moving expenses. For 1999:
                                    $52,145 attributable to personal use of the company plane (includes reimbursement for his tax liability associated with such amount) and $38,673 for relocation expenses.

Mr. Dahlen......................    For 2001: $27,850 attributable to personal
                                    use of the company plane (includes
                                    reimbursement for his tax liability
                                    associated with such amount), $33,991 for relocation expenses and $1,067,642 for reimbursement for taxes incurred in connection with an 83(b) election.

Mr. Davis.......................    For 2001: $35,101 attributable to personal
                                    use of the company plane for commuting
                                    (includes reimbursement for his tax
                                    liability associated with such amount) and $17,236 for temporary living expenses. For
                                    2000: $1,029 for moving expenses and $5,000 for loss of company car.

Mr. Marquard....................    For 2001: $68,460 attributable to personal
                                    use of the company plane for commuting
                                    (includes reimbursement for his tax
                                    liability associated with such amount),
                                    $12,815 for transportation allowance and
                                    $36,655 for temporary living expenses. For
                                    2000: $39,208 attributable to personal use of the company plane (includes reimbursement for his tax liability associated with such amount), $36,850 for temporary living expenses, $67,210 for reimbursement for taxes incurred in connection with an 83(b) election and $12,814 for transportation allowance. For 1999: $387,314 reimbursement for his tax liability associated with restricted stock awards, $28,248 for temporary living expenses and $7,475 for transportation allowance.

Mr. Rider.......................    For 2001: $34,811 attributable to personal
                                    use of the company plane (includes
                                    reimbursement for his tax liability
                                    associated with such amount). For 2000:
                                    $26,938 attributable to personal use of the company plane (includes reimbursement for his tax liability asso-ciated with such amount), $11,226 for expenses incurred in connection with the sale of his home, $253,219 for moving expenses and $379,028 for reimbursement for taxes incurred in connection with an 83(b) election.

(6) Includes 12,500 securities underlying options as to which Mr. Marquard can only exercise upon instructions from a third party for shares that Mr. Marquard will not beneficially own upon exercise.

(7) Includes 100,000 securities underlying options as to which Mr. Marquard can only exercise upon instructions from a third party for shares that Mr. Marquard will not beneficially own upon exercise.

STOCK OPTION INFORMATION

  OPTION GRANTS

     This table sets forth information concerning the grant of stock options to the named executive officers during the fiscal year ended December 29, 2001.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                         % OF TOTAL
                                                          OPTIONS
                                           NUMBER OF      GRANTED
                                          SECURITIES         TO       EXERCISE
                                          UNDERLYING     EMPLOYEES    OR BASE                 GRANT DATE
                                            OPTIONS      IN FISCAL     PRICE     EXPIRATION    PRESENT
NAME                                     GRANTED(#)(4)      YEAR       ($/SH)       DATE      VALUE$(5)
----                                     -------------   ----------   --------   ----------   ----------
Mark S. Hansen(1)......................     100,000         4.67%       24.30     11/1/11     1,316,665
Mark S. Hansen(2)......................     100,000         4.67%       24.30     11/1/11     1,251,936
Thomas G. Dahlen(1)....................      67,000         3.13%       23.85     11/1/11       865,126
Thomas G. Dahlen(2)....................      67,000         3.13%       24.30     11/1/11       838,797
Thomas G. Dahlen(3)....................     300,000        14.02%      25.175      4/7/11     3,889,175
E. Stephen Davis(1)....................      67,000         3.13%       23.85     11/1/11       865,126
E. Stephen Davis(2)....................      67,000         3.13%       24.30     11/1/11       838,797
William H. Marquard(1).................      50,000         2.34%       24.30     11/1/11       658,332
William H. Marquard(2).................      50,000         2.34%       24.30     11/1/11       625,968
Neal J. Rider(1).......................      67,000         3.13%       24.30     11/1/11       882,165
Neal J. Rider(2).......................      67,000         3.13%       24.30     11/1/11       838,797

---------------

(1) The listed options vest in full and are exercisable on February 27, 2002.

(2) The listed options vest in full and are exercisable on February 27, 2003.

(3) The listed options are exercisable in four twenty-five percent (25%) increments beginning April 8, 2002.

(4) The vesting of all options accelerates in the case of a change of control of the company. In the case of Messrs. Hansen and Marquard, if their employment is terminated within one year following a change of control of the company, they will each have three years from such termination date to exercise their stock options. All executives have three years following retirement to exercise any options which have vested as of their retirement date.

(5) Based on Black-Scholes option pricing model adapted for use in valuing executive stock options. The estimated values under the model are based on assumptions as to variables such as risk free interest rate, stock price volatility and future dividend yield as follows: the options are assumed to be exercised at the end of a ten year term; yield volatility of 42.81%; annual dividend yield ranging from .22% to .70% and a risk free rate of return ranging from 3.71% to 5.09%.

  OPTION EXERCISES

     This table sets forth information regarding the value as of the fiscal year ended December 29, 2001 of any unexercised options held by the named executive officers who retained their positions with the company as of such date. No stock options were exercised by any of the named executive officers for their benefit during the fiscal year ended December 29, 2001.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                                     NUMBER OF
                                                                    SECURITIES
                                                                    UNDERLYING        VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS
                                SHARES ACQUIRED                    AT FY-END(#)         AT FY-END($)(1)
                                  ON EXERCISE        VALUE         EXERCISABLE/           EXERCISABLE/
NAME                                  (#)         REALIZED($)      UNEXERCISABLE         UNEXERCISABLE
----                            ---------------   -----------   -------------------   --------------------
Mark S. Hansen................         --              --         599,999/400,001     5,608,934/1,869,658
Thomas G. Dahlen..............         --              --               0/434,000                     0/0
E. Stephen Davis..............         --              --          58,500/160,500         185,759/144,734
William H. Marquard...........         (2)             --          56,250/218,750(3)      472,203/970,484(4)
Neal J. Rider.................         --              --          87,500/396,500       888,138/2,664,413

---------------

(1) The market price of the company's common stock at 2001 fiscal year-end was $19.11 per share.

(2) Mr. Marquard exercised options to purchase 25,000 shares upon the instructions of a third party. Mr. Marquard did not acquire beneficial ownership of the shares upon exercise of the options.

(3) Includes 3,125/59,375 securities underlying options as to which Mr. Marquard can only exercise upon instruction from a third party that Mr. Marquard will not beneficially own upon exercise.

(4) Includes $13,039/485,242 applicable to options which Mr. Marquard can only exercise upon instruction from a third party and which Mr. Marquard will not beneficially own upon such exercise.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                                PERFORMANCE
                                                                 OR OTHER     ESTIMATED FUTURE PAYOUTS UNDER
                                                                  PERIOD        NON-STOCK PRICE-BASED PLANS
                                            NUMBER OF SHARES,      UNTIL      -------------------------------
                                             UNITS OR OTHER     MATURATION    THRESHOLD    TARGET    MAXIMUM
NAME                                            RIGHTS(#)        OR PAYOUT    ($ OR #)    ($ OR #)   ($ OR #)
----                                        -----------------   -----------   ---------   --------   --------
Mark S. Hansen(1)........................        100,000          2/27/04           --          --         --
Mark S. Hansen(2)........................             --               --     $850,000    $850,000   $850,000
Thomas G. Dahlen(1)......................         66,000          4/08/04           --          --         --
Thomas G. Dahlen(2)......................             --               --     $500,000    $500,000   $500,000
E. Stephen Davis(1)......................         66,000          2/27/04           --          --         --
William H. Marquard(1)...................         50,000          2/27/04           --          --         --
William H. Marquard(2)...................             --               --     $425,000    $425,000   $425,000
Neil J. Rider(1).........................         66,000          2/27/04           --          --         --
Neil J. Rider(2).........................             --               --     $500,000    $500,000   $500,000

---------------

(1) Executives granted stock units under the 2001 Corporate Officer Long-Term Incentive Plan receive the opportunity to earn a cash payment equal to the excess of the fair market value of the company's stock on the date of exercise over the base amount. The base amount is the fair market value of the stock on the date of the stock units are granted. Stock units may only be exercised after time vesting and performance targets established by the committee have been met.

(2) Executives selected to participate in the Key Executive Performance Plan are eligible to participate over a 5-year award period. During the first three years of the award period, participants are eligible to receive an "annual award" of two times their base salary if the performance of the company is at least 5% greater than the prior year's earnings per share. If the performance target is met, one-half of the annual award is payable while the balance, as disclosed in this table, is subject to a vesting schedule and accrues interest at an annual rate of prime plus 1%.

    In years four and five of a participant's award period, the participant is eligible to receive a thrift award of 33% of the participant's prior year account balance if the performance of the company is at least 5% greater than the prior year's earnings per share.

                                  PENSION PLAN

                                                          YEARS OF SERVICE
ANNUAL FINAL      -------------------------------------------------------------------------------------------------
COMPENSATION(1)      10         15          20           25           30           35           40           45
---------------   --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
  $  500,000      $ 83,350   $125,025   $  166,700   $  208,375   $  250,050   $  275,050   $  300,050   $  325,050
     750,000       125,025    187,538      250,050      312,563      375,075      412,575      450,075      487,575
   1,000,000       166,700    250,050      333,400      416,750      500,100      550,100      600,100      650,100
   1,250,000       208,375    312,563      416,750      520,938      625,125      687,625      750,125      812,625
   1,500,000       250,050    375,075      500,100      625,125      750,150      825,150      900,150      975,150
   1,750,000       291,725    437,588      583,450      729,313      875,175      962,675    1,050,175    1,137,675
   2,000,000       333,400    500,100      666,800      833,500    1,000,200    1,100,200    1,200,200    1,300,200
   2,250,000       375,075    562,613      750,150      937,688    1,125,225    1,237,725    1,350,225    1,462,725
   2,500,000       416,750    625,125      833,500    1,041,875    1,250,250    1,375,250    1,500,250    1,625,250
   2,750,000       458,425    687,638      916,850    1,146,063    1,375,275    1,512,775    1,650,275    1,787,775
   3,000,000       500,100    750,150    1,000,200    1,250,250    1,500,300    1,650,300    1,800,300    1,950,300

     This table shows the estimated annual retirement benefits payable on a straight-life annuity basis to covered participants, including the named executive officers, assuming retirement at age 65 under Fleming's qualified Pension Plan as well as non-qualified supplemental benefits under the Executive Deferred Compensation Plan, based on final average earnings formulas and years of service.
---------------

(1) Under the Executive Deferred Compensation Plan, Annual Final Compensation is average total compensation earned for the three consecutive calendar years of employment prior to retirement.

    As of December 29, 2001, Messrs. Hansen, Dahlen, Davis, Marquard and Rider each had 3,1, 41, 2, and 2 years, respectively, of credited service under the Pension Plan. All named executive officers participated in the Executive Deferred Compensation Plan during 2001. Amounts shown in the table are subject to offset for Social Security. Benefits under the Executive Deferred Compensation Plan are subject to offset for amounts payable under the Pension Plan. As of December 29, 2001, Annual Final Compensation was $1,658,629 for Mr. Hansen, $1,015,384 for Mr. Dahlen, $753,842 for Mr.
    Davis, $742,709 for Mr. Marquard and $862,626 for Mr. Rider.

     EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL
                                   AGREEMENTS

  EMPLOYMENT AGREEMENTS

     Our named executive officers, except for Mr. Davis, have five-year employment agreements. Below is a summary of the basic terms of the agreements followed by a summary of the specific terms for each named executive officer as of their date of employment. Base salaries and bonus targets are reviewed annually by the corporation and organization committee and could increase over the five-year term of the employment agreement.

     If Fleming terminates employment without cause or the executive resigns for good reason, the executive receives:

     - Base salary and accrued vacation through termination date;

     - Base salary for the next 24 months; and

     - Continued coverage under all medical and life insurance programs for the next 24 months.

     If Fleming terminates employment with cause or executive resigns without good reason, the executive receives:

     - Base salary and accrued vacation through the termination date.

     If Fleming terminates employment due to disability, the executive receives

     - Base salary through date of termination;

     - Disability benefits under the company's disability program; and

     - Accrued vacation through termination date.

     Upon death of the executive, his beneficiary receives his base salary through date of death.

     The executive has also agreed not to compete with Fleming for two years following termination of employment, unless the executive has been terminated without cause or resigns for good reason.

  HANSEN AGREEMENT

     - Agreement term is from November 30, 1998 to November 29, 2003

     - Annual base salary of $750,000, subject to increase but not decrease

     - Bonus target of 100% of base salary with a maximum annual of 200% of base salary subject to annual adjustment by the compensation and organization committee

     - 32,000 shares of restricted stock (vests at 50% per year) plus $299,105 to reimburse him for his tax liability associated with the award

     - 800,000 nonqualified stock options which vest at 25% per year on the first four anniversary dates of the award

  DAHLEN AGREEMENT

     - Agreement term is from April 8, 2001 to April 7, 2006

     - Annual base salary of $500,000 subject to increase but not decrease

     - Bonus target of 75% of base salary with a maximum annual of 150% of base salary subject to annual adjustment by the compensation and organization committee

     - 25,000 shares of restricted stock (vests at 33% per year) plus $438,267.07 to reimburse him for his tax liability associated with the award

     - 300,000 nonqualified stock options which vest at 25% per year on the first four anniversary dates of the award

     - Key Executive Performance Award of two times base salary for each of the first three years of employment and a Thrift Award for the next two years subject to achievements of performance goals and vesting schedule

     - 200,000 Stock Equivalent Units which vest at 33?% per year on the first three anniversary dates subject to achievement of performance goals

  MARQUARD AGREEMENT

     - Agreement term is from June 1, 1999 to May 31, 2004

     - Annual base salary of $400,000, subject to increase but not decrease

     - Bonus target of 65% of base salary with a maximum annual of 130% of base salary subject to annual adjustment by the compensation and organization committee

     - 20,000 shares of restricted stock (vests at 50% per year) plus $196,547 to reimburse him for his tax liability associated with the award

     - 200,000 nonqualified stock options which vest at 25% per year on the first four anniversary dates of the award

  RIDER AGREEMENT

     - Agreement term is from January 18, 2000 to January 17, 2005

     - Annual base salary of $450,000, subject to increase but not decrease

     - Bonus target of 65% of base salary with a maximum annual of 130% of base salary subject to annual adjustment by the compensation and organization committee

     - 25,000 shares of restricted stock (vests at 50% per year) plus $379,082 to reimburse him for his tax liability associated with the award

     - 350,000 nonqualified stock options which vest at 25% per year on the first four anniversary dates of the award

  CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

     Since 1995, we have entered into change of control employment agreements with our senior executives. The purpose of these agreements is to assure objective judgment and to keep the loyalties of key executives if Fleming is ever faced with a potential change of control by providing for a continuation of salary, bonus, health and other benefits for a maximum period of three years. If Mr. Dahlen, Mr. Marquard or Mr. Rider is terminated during the three years following the change of control or in anticipation of the change of control for other than cause, death, disability, or he terminates for good reason, then he will receive a lump sum payment comprised of:

     - Base salary through the date of termination at the annual rate in effect on the date of termination or, if higher, at the highest annual rate paid or payable during the three out of the five years preceding the change of control date which yield the highest base salary (the "Highest Base Salary");

     - The pro-rated portion of his annual bonus or, if higher, an amount equal to the middle target level bonus payable, regardless of whether specified targets are met, under the company's incentive compensation plan applicable to the executive for his position on the date his employment is terminated (the "Highest Bonus");

     - The product obtained by multiplying 2.99 times the sum of the Highest Base Salary and the Highest Bonus; and

     - Any amounts previously deferred by the executive (plus any accrued interest thereon) and any accrued vacation pay.

     In addition, there are provisions for the "gross up" of certain payments to cover certain taxes on these termination payments and for extension of indemnification and insurance coverage for five years following the termination date. For a period of 30 days following the first year after a change of control, the executive can terminate his employment for any reason and receive all the benefits of the agreement as if he had terminated for good reason.

     If Mr. Hansen or Mr. Davis is terminated during the three years following the change of control or in anticipation of the change of control for other than cause, death, disability, or he terminates for good reason, then he will receive a lump sum payment comprised of:

     - Base salary through the date of termination at the annual rate in effect on the date of termination or, if higher, at the highest annual rate paid or payable during the three out of the five years preceding the change of control date which yield the Highest Base Salary;

     - The product of his annual bonus for the last fiscal year or, if higher, his annual bonus for the last full fiscal year prior to the change of control and a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination and the denominator of which is 365 (the "Recent Bonus");

     - The product obtained by multiplying 2.99 times the sum of the Highest Base Salary and Recent Bonus; and

     - Any amounts previously deferred by Mr. Davis (plus any accrued interest thereon) and any accrued vacation pay.

     In addition, there are provisions for the "gross up" of certain payments to cover certain taxes on these termination payments and for extension of indemnification and insurance coverage for five years following the termination date. For a period of 30 days following the first year after a change of control, the executive can terminate his employment for any reason and receive all the benefits of the agreement as if he had terminated for good reason.

  OTHER CHANGE OF CONTROL ARRANGEMENTS

     SUPPLEMENTAL TRUSTS. Fleming has two trust agreements to provide for the payment of its obligations under the Change of Control Employment Agreements, severance and employment agreements available to certain associates who are not named executive officers, to former associates receiving benefits under the company's former supplemental retirement income plan and to participants in the Past Service Plan and the Executive Deferred Compensation Plan. These trusts include provisions which require full funding in the event of a change of control.

     KEY EXECUTIVE PERFORMANCE PLAN. Fleming adopted the Key Executive Performance Plan (formerly known as the Key Executive Retention Plan) to improve earnings, encourage certain key executives to remain with the company, provide a concrete linkage between performance, rewards and share value creation for the company stockholders, and encourage team work. The performance plan is designed to provide additional bonus opportunity if the executives remain in the employ of the company for a required period of time and certain performance goals are met. If the executive is involuntarily terminated without cause or for "good reason" as defined in the change of control agreements after the occurrence of a change of control, the executive will be fully vested in his benefit calculated as if he remained in the continuous employ of the company for the entire five-year award period based upon current base pay, and assuming that all applicable targets have been met. The executive will be credited earnings for the entire award period. Payment will be made in a single lump sum within 30 days following termination of employment. This amount will include a "gross up" payment equal to the executive's liability for income, excise and employment taxes attributable to the account.

     2001 CORPORATE OFFICER LONG-TERM INCENTIVE PLAN. Benefits under the Long-Term Incentive Plan are based in future company stock appreciation above the fair market value of the company's stock as of a date of award. The committee has discretion to provide that awards will be fully earned, vested and exercisable upon the occurrence of a change of control, and the award agreements provide for such acceleration to automatically occur.

     EXECUTIVE MEDICAL CONTINUATION SAVINGS PLAN. The company's Executive Medical Savings Plan is designed to provide a source of future funding for post-termination medical insurance benefits under the Fleming Companies, Inc. Executive Medical Continuation Plan for certain eligible executives. Upon termination of employment, the company will pay to the eligible executive a monthly amount to assist the executive with the cost of the premium for such healthcare coverage. The cost will be determined on a reasonable actuarial basis and may be adjusted from time to time. Coverage will continue until the executive and/or his spouse attain age 65 or the executive becomes employed by another employer and is eligible for medical coverage from such employer. Employment with a public sector employer, an educational institution or a not-for-profit entity exempt from federal income taxation will not result in loss of coverage under the plan. Upon a change of control and termination of employment, the company will continue to assist the executive with the cost of the premium to continue coverage for both the executive and his then current spouse until age 65 under the Health Continuation Plan and the limitation on the executive's subsequent employment and health care coverage is not applicable.

     RETENTION AGREEMENT. The company has a Retention Agreement with Mr. Davis, designed to encourage Mr. Davis to remain with the company. If Mr. Davis remains continuously employed with the company through June 30, 2002 and the company's earnings per share for the company's fiscal year ended 2001 exceeds the company's earnings per share for the fiscal year 2000 by at least 5% (the "Earnings Target"), then Mr. Davis will receive a bonus of two times his base salary. Upon a change of control and a termination of employment, without cause or for "good reason" as defined in Mr. Davis' change of control employment agreement, Mr. Davis will be fully vested in his award as if he remained continuously employed by the company through June 30, 2002 and the Earnings Target was met.

     EXECUTIVE DEFERRED COMPENSATION PLAN. Under the company's Executive Deferred Compensation Plan, which supplements retirement benefits under the Pension Plan, each participant will be fully vested in his benefit upon a change of control. Benefits will be paid by the Executive Deferred Compensation Plan immediately following termination of employment and no reduction will be made for any early retirement adjustment factors.

     OTHER ARRANGEMENTS. Provisions of Fleming's stock option and stock incentive plans permit the committee administering the plan to provide in award agreements for the acceleration of vesting upon a change of control. The vesting of all stock options held by the named executive officers will accelerate upon a change of control. All shares of restricted stock awarded to directors and the named executive officers will become fully vested and nonforfeitable in the event of a change of control.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have a loan program which provides full recourse loans to executive officers in order to assist them in meeting their required stock ownership levels. The loans bear interest at an annual rate of 7%, but such accrued interest is forgiven so long as the executive remains employed by us. None of the named executive officers participated in our loan program during 2001. However, Mr. Rider participated in the loan program in 2000, obtaining a loan of $150,153.94 from us to purchase shares of our common stock on March 3, 2000. As of February 25, 2002, the entire amount of this loan remained outstanding.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

     This table indicates how much of our common stock and stock equivalent units were beneficially owned as of February 25, 2002 by the directors and each of the named executive officers listed in the Summary Compensation Table who retained his position as of February 25, 2002 and by beneficial owners of more than 5% as of the dates indicated in the footnotes. Beneficial ownership of directors and executive officers as a group (26 persons) represents 4.54% of the total outstanding shares. No director or executive officer owns in excess of 1% of the outstanding shares except for Mr. Hansen. As of February 25, 2002, 44,477,743 shares of our common stock were issued and outstanding.

                                      SHARES OF                              EXECUTIVE
                                     COMMON STOCK      DIRECTORS' STOCK   OFFICERS' STOCK
                                     BENEFICIALLY         EQUIVALENT         EQUIVALENT      PERCENT
NAME                                   OWNED(1)            UNITS(2)           UNITS(3)       OF CLASS
----                              ------------------   ----------------   ----------------   --------
Mark S. Hansen(4)(5)............        775,999                 --            100,000          1.72%
Herbert M. Baum(5)(6)...........          6,250              1,631                 --            --
Archie R. Dykes(6)..............         14,980              5,314                 --            --
Kenneth M. Duberstein(5)........             --                 --                 --            --
Carol B. Hallett(5)(6)..........          8,439              5,389                 --            --
Robert S. Hamada(5).............          4,000                191                 --
Edward C. Joullian(6)(7)........         29,105             14,337                 --            --
Guy A. Osborn(5)(6)(7)..........         48,450              6,088                 --            --
Alice M. Peterson(6)............         13,750              2,250                 --            --
Thomas G. Dahlen(4)(5)..........        144,993                 --             66,000            --
E. Stephen Davis(4)(5)(6)(7)....        198,593                 --             66,000            --
William H. Marquard(4)..........        156,000                 --             50,000            --
Neal J. Rider(4)(7).............        289,217                 --             66,000            --
All directors and executive
  officers as a
  group(4)(5)(6)(7).............      2,093,927             35,200            918,000          4.54%
FMR Corp.(8)
  82 Devonshire Street
  Boston, Massachusetts 02109...      3,386,909                 --                 --          7.61%
Mellon Financial Corporation(9)
  One Mellon Center
  Pittsburgh, Pennsylvania
     15258......................      6,222,897                 --                 --         13.99%
Southeastern Asset Management,
  Inc.(10)
  6410 Poplar Avenue, Suite 900
  Memphis, Tennessee 38119......      5,150,200                 --                 --         11.58%

---------------

 (1) This column includes Fleming common stock held by directors and officers or by certain members of their families (for which the directors and executive officers have sole or shared voting or investment power), Fleming common stock which the officers have the right to acquire within 60 days of February 25, 2002 under Fleming's stock option and stock incentive plans and shares of Fleming restricted common stock, subject to forfeiture, awarded under Fleming's stock incentive plans.

 (2) These stock equivalent units are payable in cash only when a director ceases to be a member of the board.

 (3) In November of 2001, Fleming converted the following stock equivalent units to stock options:

    Hansen.............................................   200,000 stock equivalent units
    Dahlen.............................................   134,000 stock equivalent units
    Davis..............................................   134,000 stock equivalent units
    Marquard...........................................   100,000 stock equivalent units
    Rider..............................................   134,000 stock equivalent units

    All officers as a group (including those named above): 992,000 stock equivalent units converted into stock options

 (4) The amounts shown include shares which the following persons have the right to acquire within 60 days of February 25, 2002 under the company's stock option and stock incentive plans:

    Hansen......................................................    699,999 shares
    Dahlen......................................................    142,000 shares
    Davis.......................................................    131,750 shares
    Marquard....................................................    112,500 shares*
    Rider.......................................................    242,000 shares

    All directors and officers as a group (including those named above):
    1,668,849

    *Includes 6,250 securities underlying options as to which Mr. Marquard can only exercise upon instructions from a third party for shares that Mr. Marquard will not benefically own upon exercise.

 (5) The following shares have been excluded from the share totals for individuals named in the table and all directors and officers as a group as they do not have voting or investment power with respect to such shares:

    Hansen...........................................   300,000 shares of restricted stock
    Baum.............................................     3,500 shares of restricted stock
    Duberstein.......................................     3,500 shares of restricted stock
    Hallett..........................................     3,500 shares of restricted stock
    Hamada...........................................     3,500 shares of restricted stock
    Osborn...........................................     3,500 shares of restricted stock
    Dahlen...........................................    25,000 shares of restricted stock
    Davis............................................   100,000 shares of restricted stock

    All directors and officers as a group (including those named above): 501,666 shares of restricted stock

 (6) The individuals and group named in the table have sole voting power with respect to the following shares of restricted stock:

    Baum........................................................   5,250 shares
    Dykes.......................................................   8,750 shares
    Hallett.....................................................   5,250 shares
    Joullian....................................................   8,750 shares
    Osborn......................................................   5,250 shares
    Peterson....................................................   8,750 shares
    Davis.......................................................   8,000 shares

    All directors and officers as a group (including those named above): 54,800 shares

 (7) The individuals and group named in the table have shared voting and investment power with respect to the following shares of common stock:

    Joullian....................................................   20,355 shares
    Osborn......................................................   25,000 shares
    Davis.......................................................    9,000 shares
    Rider.......................................................   20,000 shares

    All directors and officers as a group (including those named above): 110,611 shares

 (8) In a Schedule 13G filed February 14, 2002, FMR Corp. disclosed that it held 3,386,909 shares of Fleming common stock, had sole power to vote or direct the vote of none of the shares and had sole power to dispose of, or direct the disposition of, all shares.

 (9) In a Schedule 13G dated January 8, 2002, Mellon Financial Corporation disclosed that it held 6,222,897 shares of Fleming common stock and that it shared voting power with respect to 385,400 shares with The Boston Company, Inc. and The Boston Company Asset Management L.L.C. and shared dispositive power with respect to 9,700 shares with The Boston Company, Inc. In the same Schedule 13G, Mellon Financial Corporation disclosed that it had sole voting power with respect to 5,202,597 shares and sole dispositive power with respect to 6,196,622 shares.

(10) In a Schedule 13G dated February 12, 2002, Southeastern Asset Management, Inc. disclosed that it held 5,150,200 shares of Fleming common stock and that it shared voting and investment power with respect to 3,911,300 of the held shares with Longleaf Partners Small-Cap Fund. In the same Schedule 13G, Southeastern Asset Management disclosed that it had sole power to vote 622,900 shares, had sole power to dispose of 1,238,900 shares, and had no voting power with regard to 616,000 shares. The Schedule 13G identifies Mr.
     O. Mason Hawkins as Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, but Mr. Hawkins does not claim any voting or dispositive power with regard to the shares of Fleming common stock held by Southeastern.

                       DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR SECURED CREDIT FACILITY

     Our senior secured credit facility consists of a $600 million revolving credit facility, with a final maturity of July 25, 2003, and an amortizing term loan with a maturity of July 25, 2004. The term loan was originally $250 million but has been paid down to $119 million at December 29, 2001. Up to $300 million of the revolver may be used for issuing letters of credit. Borrowings and letters of credit issued under this credit facility may be used for general corporate purposes and are secured by a first priority security interest in our accounts receivable and inventories and those of our subsidiaries, and in the capital stock or other equity interests owned by us or our subsidiaries. In addition, this credit facility is guaranteed by substantially all of our subsidiaries. The stated interest rate on borrowings under our credit facility is equal to a referenced index interest rate, normally the London interbank offered interest rate, or LIBOR, plus a margin. The level of the margin is dependent upon credit ratings on our senior secured bank debt.

     Our credit facility contains customary covenants associated with similar facilities. Our credit facility currently contains the following more significant financial covenants:

     - maintenance of a fixed charge coverage ratio of at least 1.7 to 1, based on adjusted earnings (as defined in the credit facility agreement) before interest, taxes, depreciation and amortization and net rent expense;

     - maintenance of a ratio of inventory-plus-accounts receivable to funded bank debt (including letters of credit) of at least 1.4 to 1;

     - a limitation on restricted payments, including dividends, based on a formula tied to net earnings and equity issuances; and

     - a limitation on incurrence of indebtedness.

We are in compliance with all financial covenants under our credit facility.

     Our credit facility may be terminated in the event of a defined change of control.

     At December 29, 2001, borrowings under the credit facility totaled $119 million in term loans and $200 million of revolver borrowings, and $53 million of letters of credit had been issued. Letters of credit are needed primarily for insurance reserves associated with our normal risk management activities. To the extent that any of these letters of credit would be drawn, payments would be financed by borrowings under our credit facility.

10-1/8% SENIOR NOTES DUE 2008

     Our $355 million of 10-1/8% senior notes due 2008 are general unsecured obligations, equal in right of payment to all of our existing and future Senior Indebtedness and are guaranteed on a senior unsecured basis by each guarantor of the Notes. The indenture governing the Senior Notes contains various covenants, including, without limitation, limitations on the incurrence of indebtedness, the granting of certain liens, the making of certain dividends and investments and the transfer and sale of certain assets.

10-1/2% SENIOR SUBORDINATED NOTES DUE 2004

     Our $250 million of 10-1/2% senior subordinated notes due 2004 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each of the same subsidiaries that guarantee the notes. These 10-1/2% senior subordinated notes due 2004 are governed by an indenture and contain negative covenants substantially similar to those that govern the notes.

5-1/4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2009

     Our $150 million of 5-1/4% convertible senior subordinated notes due 2009 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the notes.

                              DESCRIPTION OF NOTES

     We issued the Series C notes, and will issue the exchange notes, under an indenture dated October 15, 2001 (the "Indenture"), among Fleming, as issuer, each of the Subsidiary Guarantors, as guarantors, and Manufacturers and Traders Trust Company, as trustee (the "Trustee"). The form and terms of the exchange notes are the same as the form and terms of the Series C notes except that:

     - the exchange notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act") and therefore will not bear restrictive legends restricting their transfer pursuant to the Securities Act; and

     - holders of exchange notes will not be entitled to rights of holders of the Series C notes under the registration rights agreement which terminate upon completion of the exchange offer.

     We issued the Series B notes under an indenture dated July 25, 1997 and amended as of September 20, 2001, among us, each of the Subsidiary Guarantors and Manufacturers and Traders Trust Company that is substantially similar in all material respects with the Indenture. The form and terms of the exchange notes are the same as the form and terms of the Series B notes in all material respects.

     The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the Indenture may be obtained from the Company. You can find definitions of certain capitalized terms used in this description under "-- Certain Definitions." For purposes of this section, references to the "Company" include only Fleming Companies, Inc. and not its subsidiaries.

GENERAL

     Principal of, premium, if any, and interest on the notes and Additional Interest, if any, is payable, and the notes are exchangeable and transferable, at the office or agency of the Paying Agent maintained for such purposes (which initially is the office of the Trustee maintained at One M&T Plaza, 7th Floor, Corporate Trust Department, Buffalo, New York 14203); provided, however, that payment of interest may be made, at the option of the Company, by check mailed to the Person entitled thereto as shown on the security register. The notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes or, except in certain circumstances, for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL

     The notes will mature on July 31, 2007, and are unsecured senior subordinated obligations of the Company. Additional Series D notes may be issued under the Indenture from time to time, subject to the limitations set forth under "-- Certain Covenants -- Limitation on Indebtedness." Any additional Series D notes will be part of the same series as the exchange notes offered hereby and will vote on all matters with the exchange notes offered in this exchange offer. The notes will bear interest at an annual rate of 10-5/8% from October 15, 2001 or from the most recent interest payment date to which interest has been paid on the old notes, payable semiannually on January 31 and July 31 of each year, to the Person in whose name the notes were registered at the close of business on January 15 or July 15 next preceding such interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

     The notes may be redeemed at the option of the Company, in whole or in part, at any time on or after July 31, 2002, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12-month period beginning on July 31 of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):

YEAR
----
2002........................................................  105.313%
2003........................................................  103.542%
2004........................................................  101.771%
2005 and thereafter.........................................  100.000%

SELECTION AND NOTICE

     In the event that less than all of the notes are to be redeemed at any time, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided, however, that no note of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On or after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption and accepted for payment.

SINKING FUND

     The notes are not entitled to the benefit of any sinking fund.

GUARANTEES

     Payment of the principal of, premium, if any, interest on and any Additional Interest in respect of the notes, when and as the same become due and payable (whether at Stated Maturity or on a redemption date, or pursuant to a Change of Control Purchase Offer or an Asset Sale Offer, and whether by declaration of acceleration, call for redemption, purchase or otherwise), is guaranteed, jointly and severally, on a senior subordinated basis by all of the Wholly Owned Restricted Subsidiaries of the Company (the "Subsidiary Guarantors").

     Upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor or all or substantially all of its assets to an entity which is not a Subsidiary Guarantor (and a Restricted Subsidiary) or the designation of a Restricted Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of "-- Certain Covenants -- Limitation on Sale of Assets" and "-- Limitation on Issuances and Sales of Capital Stock of Subsidiaries"), such Subsidiary Guarantor will be deemed released from its obligations under its Note Guarantee; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Company or any other Restricted Subsidiary shall also terminate upon such release, sale or transfer. In addition, any Subsidiary Guarantor shall automatically be released from and relieved of its obligations under its Note Guarantee upon the sale or transfer of the Capital Stock of such Subsidiary Guarantor pursuant to or in lieu of foreclosure of any lien on the Capital Stock of such Subsidiary Guarantor existing in favor of any holder of Senior Indebtedness and, upon the request of any holder of Senior Indebtedness (or of any purchaser or transferee pursuant to or in lieu of such foreclosure), the Trustee shall execute any documents reasonably required to evidence the release of such Subsidiary Guarantor.

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

SUBORDINATION

     The payment (by set-off or otherwise) of principal of, premium, if any, interest and Additional Interest, if any, on the notes (including with respect to any repurchases of the notes) will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or, at the option of the holders of Senior Indebtedness, in Temporary Cash Investments, of all obligations in respect of Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company or any Subsidiary Guarantor upon any total or partial liquidation, dissolution or winding up of the Company or such Subsidiary Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or such Subsidiary Guarantor or its property, whether voluntary or involuntary, an assignment for the benefit of creditors or any marshalling of the Company's or such Subsidiary Guarantor's assets and liabilities, the holders of Senior Indebtedness of the Company or such Subsidiary Guarantor will be entitled to receive payment in full in cash, or at the option of the holders of such Senior Indebtedness, in Temporary Cash Investments, of all Obligations due or to become due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of notes will be entitled to receive any payment of any kind or character with respect to the notes, and until all obligations with respect to such Senior Indebtedness are paid in full in cash, or at the option of the holders of such Senior Indebtedness, in Temporary Cash Investments, any distribution of any kind or character to which the holders of notes would be entitled shall be made to the holders of such Senior Indebtedness (except that holders of notes may receive Permitted Junior Securities and payments made from the trust described under "-- Defeasance or Covenant Defeasance of Indenture").

     Neither the Company nor any Subsidiary Guarantor shall make, directly or indirectly, (x) any payment upon or in respect of the notes (except in Permitted Junior Securities or from the trust described under "-- Defeasance or Covenant Defeasance of Indenture") or (y) acquire any of the notes for cash or property or otherwise or make any other distribution with respect to the notes if (i) any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any amount of any Designated Senior Indebtedness (a "Payment Default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (a "Non-Payment Default") that permits holders of, or the trustee or agent on behalf of the holders of, the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the trustee or agent on behalf of holders of any Designated Senior Indebtedness. Payments on the notes may and shall be resumed (a) in the case of a Payment Default, upon the date on which such default is cured or waived and (b) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless a Payment Default has occurred and is continuing, including as a result of the acceleration of the maturity of any Designated Senior Indebtedness. After a Payment Blockage Notice is given for a Non-Payment Default, no new period of payment blockage for a Non-Payment Default may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest and Additional Interest, if any, on the notes that have come due have been paid in full in cash. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such Non-Payment Default shall have been cured or waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of any Payment Blockage Notice which, in either case, would give rise to a default pursuant to any provision under which a default previously existed or was continuing shall constitute a new default for this purpose). Each holder by its acceptance of a note irrevocably agrees that if any payment or payments shall be made pursuant to the Indenture by the Company or a Subsidiary Guarantor and the amount or total amount of such payment or payments exceeds the amount, if any, that such holder would be entitled to receive upon the proper application of the subordination provisions of the Indenture, the payment of such excess amount shall be deemed null and void, and the holder agrees that it will be obligated to return the amount of the excess payment to the Trustee, as instructed in a written notice of such excess payment, within ten days of receiving such notice.

     The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness. The principal amount of consolidated Senior Indebtedness outstanding at December 29, 2001 was approximately $1.0 billion (excluding $53 million of obligations under undrawn letters of credit). In addition, at December 29, 2001, the Company had outstanding Capital Lease Obligations of approximately $353 million. At December 29, 2001, the Company also had outstanding approximately $800 million of consolidated Pari Passu Indebtedness. The Indenture limits through certain financial tests the amount of additional Indebtedness, including Senior Indebtedness and Pari Passu Indebtedness, that the Company and its Subsidiary Guarantors can incur. See "-- Certain
Covenants -- Limitation on Indebtedness."

     "Designated Senior Indebtedness" means (i) any Senior Indebtedness outstanding under the Credit Agreement; (ii) any Senior Indebtedness in respect of the Senior Notes; and (iii) any other Senior Indebtedness, the principal amount of which is $50 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness.

     "Senior Indebtedness" of the Company or any Subsidiary Guarantor means (i) all Indebtedness of the Company or such Subsidiary Guarantor under the Credit Agreement or any related loan documentation, including, without limitation, obligations to pay principal and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), premium, if any, reimbursement obligations under letters of credit, fees, expenses and indemnities, and all obligations under Interest Rate Agreements or Currency Agreements with respect thereto, whether outstanding on the date of the Indenture or thereafter incurred, (ii) the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other Obligations with respect to, any other Indebtedness of the Company or such Subsidiary Guarantor permitted to be incurred by the Company or such Subsidiary Guarantor under the terms of the Indenture (including, without limitation, the Senior Notes), whether outstanding on the date of the Indenture or thereafter incurred, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes and (iii) all Obligations of the Company or such Subsidiary Guarantor with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (A) any liability for federal, state, local or other taxes owed or owing by the Company or any Subsidiary Guarantor, (B) the Existing Senior Subordinated Notes or the Convertible Senior Subordinated Notes,
(C) any Indebtedness of the Company or any Subsidiary Guarantor to any of its Restricted Subsidiaries or other Affiliates, (D) any trade payables or (E) any Indebtedness that is incurred in violation of the Indenture.

CERTAIN COVENANTS

     The Indenture contains the following covenants, among others:

     Limitation on Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, create, assume, or directly or indirectly guarantee or in any other manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing, the Company and the Subsidiary Guarantors may incur Indebtedness if, at the time of such event (and after giving effect on a pro forma basis to (i) the incurrence of such Indebtedness and (if applicable) the application of the proceeds therefrom, including to refinance other Indebtedness; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and (iii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period as if such acquisition or disposition had occurred at the beginning of such four-quarter period), the Consolidated Fixed Charge Coverage Ratio of the Company for the four full fiscal quarters immediately preceding such event, taken as one period and calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition (whether by means of purchase, merger or otherwise) also had occurred on such date, with such pro forma adjustments as may be determined in accordance with GAAP and the rules, regulations and guidelines of the Commission (including without limitation Article 11 of Regulation S-X), would have been at least equal to 2.25 to 1.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly:

          (i) declare or pay any dividend on, or make any distribution to, the holders of, any Capital Stock of the Company or of any Restricted Subsidiary (other than dividends or distributions payable (x) solely in shares of Qualified Capital Stock of the Company or such Restricted Subsidiary or in options, warrants or other rights to purchase such Qualified Capital Stock or (y) by a Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary);

          (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Company or any Restricted Subsidiary or any options, warrants or other rights to acquire such Capital Stock held by any Person (other than the Company or any Wholly Owned Restricted Subsidiary of the Company);

          (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness or Pari Passu Indebtedness of the Company or any Subsidiary Guarantor; or

          (iv) make any Investment (other than any Permitted Investment) in any Person

(such payments described in clauses (i) through (iv) and not excepted therefrom are collectively referred to herein as "Restricted Payments") unless at the time of and immediately after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the provisions described under "-- Certain Covenants -- Limitation on Indebtedness" and (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries on or after July 25, 1997, is less than the sum of (a) 50% of the aggregate cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from the first day of the quarter beginning after July 25, 1997 to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (b) 100% of the aggregate net cash proceeds received by the Company as capital contributions or from the issue or sale since July 25, 1997 of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Redeemable Capital Stock or debt securities that have been converted into Redeemable Capital Stock), plus (c) any cash received by the Company after July 25, 1997 as a dividend or
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

distribution from any of its Unrestricted Subsidiaries less the cost of disposition and taxes, if any (but in each case excluding any such amounts included in Consolidated Net Income); plus (d) $50 million.

     (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (with respect to clauses
(ii), (iii), (iv) and (vi) below) at the time of and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above;

          (ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock of the Company (other than Redeemable Capital Stock, unless the redemption provisions of such Redeemable Capital Stock prohibit the redemption thereof prior to the date on which the Capital Stock to be acquired or retired was, by its terms, required to be redeemed);

          (iii) the purchase, redemption, defeasance or other acquisition or retirement for value of any Pari Passu Indebtedness or Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock of the Company (other than Redeemable Capital Stock, unless the redemption provisions of such Redeemable Capital Stock prohibit the redemption thereof prior to the Stated Maturity of the Subordinated Indebtedness to be acquired or retired);

          (iv) the purchase, redemption, defeasance or other acquisition or retirement for value of any Pari Passu Indebtedness or Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence or sale (other than to a Restricted Subsidiary) of, new Pari Passu Indebtedness or Subordinated Indebtedness of the Company so long as (A) the principal amount of such new Pari Passu Indebtedness or Subordinated Indebtedness does not exceed the principal amount (or, if such Pari Passu Indebtedness or Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Pari Passu Indebtedness or Subordinated Indebtedness being so purchased, redeemed, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Pari Passu Indebtedness or Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of reasonable expenses of the Company incurred in connection with such refinancing, (B) such new Pari Passu Indebtedness or Subordinated Indebtedness is pari passu or subordinated to the notes to the same extent as such Pari Passu Indebtedness or Subordinated Indebtedness so purchased, redeemed, defeased, acquired or retired and (C) such new Pari Passu Indebtedness or Subordinated Indebtedness has an Average Life longer than the Average Life of the notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the notes;

          (v) the payment of a dividend on the Company's Capital Stock (other than Redeemable Capital Stock) of up to $0.08 per quarter per share (or up to $0.32 per annum per share, provided that dividend payments may not be cumulated for more than four consecutive quarters); and

          (vi) the purchase, redemption or other acquisition or retirement for value of shares of Common Stock of the Company issued pursuant to non-qualified options granted under stock option plans of the Company, in order to pay withholding taxes due as a result of income recognized upon the exercise of such options; provided that (1) the Company is permitted, by the terms of such plans, to effect such purchase, redemption or other acquisition or retirement for value of such shares and (2) the aggregate consideration paid by the Company for such shares so purchased, redeemed or otherwise acquired or retired for value does not exceed $2 million during any fiscal year of the Company.

     The actions described in clauses (ii), (iii), (v) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a).

     Limitation on Layering Indebtedness. The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Company or such Restricted Subsidiary, as the case may be, and senior in any respect in right of payment to the notes or such Restricted Subsidiary's Note Guarantee.

     Limitation on Liens Securing Pari Passu Indebtedness or Subordinated Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Pari Passu Indebtedness or Subordinated Indebtedness of the Company on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Pari Passu Indebtedness of the Company, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien and (y) in the case of any Lien securing Subordinated Indebtedness of the Company, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

     (b) The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Indebtedness of such Restricted Subsidiary that is pari passu or subordinate in right of payment to the Note Guarantee of such Restricted Subsidiary, on or with respect to any such Restricted Subsidiary's properties or assets, including any shares of stock or Indebtedness of any Subsidiary of such Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Indebtedness of the Restricted Subsidiary that is pari passu in right of payment to the Note Guarantee of such Restricted Subsidiary, such Note Guarantee is secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien and (y) in the case of any Lien securing Indebtedness of the Restricted Subsidiary that is subordinate in right of payment to the Note Guarantee of such Restricted Subsidiary, such Note Guarantee is secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

     Limitation on Transactions With Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (other than the Company, a Wholly Owned Restricted Subsidiary or (in connection with a Qualified TIPS Transaction) a Qualified Finance Subsidiary) (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the Disinterested Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, both an Officers' Certificate referred to in clause (a) and an opinion as to the fairness of such Affiliate Transaction to the Company or the relevant Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing with total assets in excess of $1.0 billion; provided, however, that this covenant shall not apply to fees, compensation and employee benefits, including bonuses, retirement plans and stock options, paid to or established for directors and officers of the Company or any Restricted Subsidiary in the ordinary course of business and approved by a majority of the Disinterested Directors.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries, (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, (iv) grant Liens in favor of holders of notes or (v) guarantee the notes, except in each case for such encumbrances or restrictions existing under or by reason of (a) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture, (b) the Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increase, supplements, refunding, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increase, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Agreement in effect on the date of the Indenture, (c) the Indenture and the notes, (d) applicable law,
(e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the property or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (f) by reason of customary non-assignment provisions in existing and future leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired and (h) restrictions incurred by the Company or any Restricted Subsidiary in connection with any Permitted Receivables Financing.

     Purchase of Notes upon a Change of Control Triggering Event. If a Change of Control Triggering Event shall occur at any time, then each holder of notes shall have the right, to the extent not inconsistent with the Company's bylaws as in effect on the date of the Indenture, to require the Company to purchase such holder's notes in whole or in part in integral multiples of $1,000 at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Purchase Offer") and the other procedures set forth in the Indenture. Reference is made to "-- Certain Definitions" for the definitions of "Change of Control," "Change of Control Triggering Event," "Rating Agencies," "Rating Decline" and "Investment Grade." The foregoing rights under the notes are triggered only upon the occurrence of both a Change of Control and a Rating Decline.

     Upon the occurrence of a Change of Control Triggering Event and prior to the mailing of the notice to holders provided for in the Indenture, the Company covenants to either (x) repay in full all Indebtedness under the Credit Agreement or offer to repay in full all such Indebtedness and to repay the Indebtedness of each of the Banks that has accepted such offer or (y) obtain any requisite consent under the Credit Agreement to permit the purchase of the notes pursuant to a Change of Control Purchase Offer as provided for in the Indenture or take any other action as may be required under the Credit Agreement to permit such purchase. The Company shall first comply with such covenants before it shall be required to purchase the notes pursuant to the Indenture.

     Within 30 days following the occurrence of any Change of Control Triggering Event, the Company shall notify the Trustee and give written notice of such Change of Control Triggering Event to each holder of notes, by first-class mail, postage prepaid, at the address appearing in the security register, stating, among other things, the Change of Control Purchase Price and the Change of Control Purchase Date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the Change of Control

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Purchase Price, any notes accepted for payment of the Change of Control Purchase
Price pursuant to the Change of Control Purchase Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of notes must follow to accept a Change of Control Purchase Offer or to withdraw such acceptance.

     If a Change of Control Triggering Event were to occur, we cannot assure you that the Company would have sufficient funds to pay the Change of Control Purchase Price for all the notes tendered by the holders. The Company's Credit Agreement and indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on the Company's ability to repurchase notes or may provide that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a Change of Control Triggering Event occurs at a time when the Company is prohibited from repurchasing the notes, we could seek the consent of our then existing lenders and note holders to the repurchase of the notes or could attempt to refinance the borrowings that contain the prohibition. If the Company does not obtain such a consent or repay the borrowings, it would remain prohibited from repurchasing the notes. In that case, failure to repurchase tendered notes would constitute an Event of Default under the Indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time.

     Our bylaws contain a provision which limits the Company's ability to "adopt or maintain a poison pill, shareholder rights plan, rights agreement or any other form of 'poison pill' which is designed to or which has the effect of making acquisitions of large holdings of the Corporation's shares of stock more difficult or expensive . . . unless such a plan is first approved by a majority shareholder vote" and prohibits the amendment, alteration, deletion or modification of such bylaw by the Board of Directors without prior shareholder approval. This bylaw provision raises a question as to whether the provisions of the Indenture described above (the "Change of Control Provisions") constitute a "poison pill," "shareholder rights plan, rights agreement or any other form of 'poison pill' (collectively, a "Poison Pill") within the meaning of this provision. See "Risk Factors -- We may not have the ability to raise funds necessary to finance the change of control offer required by the Indenture. In addition, our bylaws may not permit us to make the change of control payment even if we do have the funds." Although the matter is not free from doubt, the Company believes that a court, properly presented with the facts, should conclude that the Change of Control Provisions of the Indenture do not constitute a Poison Pill within the meaning of the bylaw provision, and accordingly are not inconsistent therewith. If the Change of Control Provisions were found to be inconsistent with the bylaw provision, the Company would not be able to make or consummate the Change of Control Purchase Offer or pay the Change of Control Purchase Price when due.

     One of the events which constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the notes elect to require the Company to purchase the notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

     The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Purchase Offer.

     Limitation on Sale of Assets. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless the Company or such Restricted Subsidiary, as the case may be, receives Permitted Consideration at the time of such Asset Sale at least equal to the Fair Market Value (as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of.

     Within 370 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary must apply such Net Proceeds (i) to permanently reduce Senior Indebtedness of the Company or one or more Restricted Subsidiaries (and to correspondingly reduce commitments with respect thereto),
(ii) to offer to repurchase and repurchase the Existing Senior Subordinated
Notes to the extent
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required by the indentures governing such Existing Senior Subordinated Notes, or
(iii) to make capital expenditures or acquire long-term assets used or useful in its businesses or in businesses similar or related to the businesses of the Company immediately prior to the date of the Indenture. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15 million, the Company will be required to make an offer to all holders of notes and holders of other Pari Passu Indebtedness (other than holders of the Existing Senior Subordinated Notes) containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds (on a pro rata basis if the amount available for such repayment, purchase or redemption is less than the aggregate amount of (x) the principal amount of the notes tendered in such Asset Sale Offer and (y) the principal amount of such Pari Passu Indebtedness tendered in such Asset Sale Offer), at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. The Company may use any remaining Excess Proceeds for general corporate purposes (subject to the restrictions of the Indenture). Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     Notwithstanding the foregoing provisions of the prior paragraph, the Company and its Restricted Subsidiaries may sell or dispose of property, whether in the form of assets or capital stock of a Restricted Subsidiary, in the aggregate amount not exceeding $15 million in any year and any notes received by the Company or its Restricted Subsidiaries as consideration in any disposition made pursuant to such $15 million exclusion from the provisions of this covenant shall not be taken into account in determining whether the $75 million limitation set forth in the definition of "Permitted Consideration" has been met.

     Limitation on Issuances and Sales of Capital Stock of Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless
(a) such transfer, conveyance, sale or other disposition is of all of the Capital Stock of such Restricted Subsidiary owned by the Company and its Restricted Subsidiaries and (b) such transaction is made in accordance with the provisions of "-- Certain Covenants -- Limitation on Sale of Assets," provided that 85% of the proceeds from such a sale of Capital Stock of any Restricted Subsidiary that is a Significant Subsidiary shall consist of cash or Temporary Cash Investments. Notwithstanding the foregoing or the provisions of any other covenant, the Company or any Restricted Subsidiary may sell Qualified Capital Stock of any Restricted Subsidiary in a Public Equity Offering, provided that
(i) 100% of the Net Proceeds from such Public Equity Offering shall be in cash and shall be applied as provided in the provisions of "Certain
Covenants -- Limitation on Sale of Assets" and (ii) the Tangible Assets of such Restricted Subsidiary do not exceed 10% of the Consolidated Tangible Assets of the Company, determined as of the last day of the quarter ending immediately before the commencement of such Public Equity Offering.

     Additional Guarantees. If (x) the Company or any of its Restricted Subsidiaries shall acquire or form a Restricted Subsidiary or (y) any existing majority-owned Restricted Subsidiary shall, after the date of the Indenture, guarantee any Pari Passu Indebtedness or Subordinated Indebtedness of the Company or any Subsidiary Guarantor, the Company will cause any such Restricted Subsidiary (other than an Investee Store or Joint Venture, provided that such Investee Store or Joint Venture does not guarantee the Pari Passu Indebtedness of any other Person) that is or becomes a Wholly Owned Restricted Subsidiary or that guarantees any Pari Passu Indebtedness or Subordinated Indebtedness of the Company or any Subsidiary Guarantor to (i) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to such Trustee pursuant to which such Restricted Subsidiary shall guarantee all of the obligations of the Company with respect to the notes issued under the Indenture on a senior subordinated basis and (ii) deliver to such Trustee an Opinion of Counsel reasonably satisfactory to such Trustee to the effect

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that a supplemental indenture has been duly executed and delivered by such
Restricted Subsidiary and is in compliance with the terms of the Indenture.

     Rule 144A Information Requirement. The Company has agreed to furnish to the holders or beneficial holders of notes and prospective purchasers of notes designated by the holders of notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Company either exchanges all of the notes for the exchange notes or has registered all of the notes for resale under the Securities Act.

     Reports. The Indenture provides that whether or not required by the rules and regulations of the Commission, including the reporting requirements of
Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, the Company will furnish to the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report on the consolidated financial statements required by Form 10-K by the Company's independent certified public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing.

     Payments for Consent. The Indenture prevents the Company and any of its Restricted Subsidiaries from, directly or indirectly, paying or causing to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     Termination of Certain Covenants In Event of Investment Grade Rating. In the event that each of the Rating Categories assigned to the notes by the Rating Agencies is Investment Grade, the provisions of "-- Limitation on Indebtedness," "-- Limitation on Restricted Payments," "-- Limitation on Issuances and Sales of Capital Stock of Subsidiaries," "-- Limitation on Transactions With Affiliates" and "-- Limitation on Sale of Assets" and the net worth requirement set forth in clause (iii) of "-- Consolidation, Merger, Sale of Assets" shall cease to apply to the Company and its Restricted Subsidiaries from and after the date on which the second of the Rating Agencies notifies the Company of the assignment of such Rating Category. Notwithstanding the foregoing, if the Rating Category assigned by either Rating Agency to the notes should subsequently decline below Investment Grade, the foregoing covenants and such maintenance of net worth requirement shall be reinstituted as and from the date of such rating decline.

CONSOLIDATION, MERGER, SALE OF ASSETS

     The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto (i) either (A) the Company shall be the surviving or continuing corporation, or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall, in any case, expressly

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assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company, under the notes and the Indenture, and the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes an obligation of the Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary, the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) will have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; (iv) immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "-- Certain Covenants -- Limitation on Indebtedness" above; (v) each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have confirmed, by supplemental indenture to the Indenture, that its respective Note Guarantees with respect to the notes shall apply to such Person's obligations under the Indenture and the notes; (vi) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of "-- Certain Covenants -- Limitation on Liens Securing Pari Passu Indebtedness or Subordinated Indebtedness" are complied with; and (vii) the Company shall have delivered, or caused to be delivered, to the Trustee with respect to the Indenture, in form and substance satisfactory to such Trustee, an Officers' Certificate and an opinion of counsel, each to the effect that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereto, if required, comply with the provisions in clauses (i) through (vii) of this paragraph and that all conditions precedent herein provided for relating to such transaction have been complied with.

     In the event of any consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction described in, and complying with, the conditions listed in the immediately preceding paragraph in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, as the case may be, and the Company shall be discharged from all obligations and covenants under the Indenture and the notes; provided that, in the case of a transfer by lease, the predecessor shall not be released from its obligations with respect to the payment of principal (premium, if any) and interest on the notes.

EVENTS OF DEFAULT

     An Event of Default will occur under the Indenture if any of the following events occurs:

          (i) there shall be a default in the payment of any interest on the notes when such interest becomes due and payable, and continuance of such default for a period of 30 days;

          (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any notes at its Maturity;

          (iii) (A) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Subsidiary Guarantor under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in the immediately preceding clauses (i) or (ii) or in clauses (B) or (C) of this clause
     (iii)), and such default or breach shall continue for a period of 60 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes; (B) there shall be a default in the performance or breach of the provisions described in "-- Consolidation, Merger, Sale of Assets" or "-- Certain
     Covenants -- Limitation on Asset Sales"; or (C) the Company shall have failed to comply with the provisions of "-- Certain

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     Covenants -- Purchase of Notes Upon a Change of Control Triggering Event"
     for any reason, including the inconsistency of such covenant with the Company's bylaws as in effect on the date of the Indenture;

          (iv)(A) any default in the payment of the principal of any Indebtedness shall have occurred under any agreements, indentures or instruments under which the Company or any Restricted Subsidiary of the Company then has outstanding Indebtedness in excess of $50 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived or (B) an event of default as defined in any of the agreements, indentures or instruments described in clause (A) of this clause (iv) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

          (v) any Person entitled to take the actions described below in this clause (v), after the occurrence of any event of default on Indebtedness in excess of $50 million in the aggregate of the Company or any Restricted Subsidiary, shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Restricted Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off) to retain in satisfaction of any Indebtedness, or to collect on, seize, dispose of or apply, any such assets of the Company or any Restricted Subsidiary (including funds on deposit or held pursuant to lock-box and other similar arrangements), pursuant to the terms of such Indebtedness or in accordance with applicable law;

          (vi) any Note Guarantee of any Significant Subsidiary individually or any other Subsidiaries if such Restricted Subsidiaries in the aggregate represent 15% or more of the assets of the Company and its Restricted Subsidiaries on a consolidated basis with respect to such notes shall for any reason cease to be, or be asserted in writing by the Company, any Subsidiary Guarantor or any other Restricted Subsidiary of the Company, as applicable, not to be, in full force and effect, enforceable in accordance with its terms, except pursuant to the release of any such Note Guarantee in accordance with the Indenture;

          (vii) one or more judgments, orders or decrees for the payment of money in excess of $50 million (net of amounts covered by insurance, bond or similar instrument), either individually or in the aggregate, shall be entered against the Company or any Restricted Subsidiary of the Company or any of their respective properties and shall not be discharged and either
     (A) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (B) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

          (viii) there shall have been the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Company or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

          (ix) (A) the Company or any Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (B) the Company or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company or such Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (C) the Company or any Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (D) the Company or any Significant Subsidiary (x) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the
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     Company or such Significant Subsidiary or of any substantial part of its property, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due or (E) the Company or any Significant Subsidiary takes any corporate action in furtherance of any such actions in this clause (ix).

     If an Event of Default (other than as specified in clauses (viii) or (ix) of the immediately preceding paragraph) shall occur and be continuing with respect to the notes, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount then outstanding of such notes, by notice to the Trustee and to the Company, may declare such notes due and payable immediately. Upon such declaration, all amounts payable in respect of such notes shall be immediately due and payable. If an Event of Default specified in clause
(viii) or (ix) of the immediately preceding paragraph occurs and is continuing, then all of the outstanding notes under the Indenture shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee thereunder or any holder of such notes.

     After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount outstanding of notes, by written notice to the Company and such Trustee, may annul such declaration if (a) the Company has paid or deposited with such Trustee a sum sufficient to pay (i) all sums paid or advanced by such Trustee under the Indenture and the reasonable compensation, expenses, disbursements, and advances of such Trustee, its agents and counsel, (ii) all overdue interest on all of the notes, and (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and (b) all Events of Default, other than the non-payment of principal of such notes which have become due solely by such declaration of acceleration, have been cured or waived.

     The holders of a majority in aggregate principal amount of the notes outstanding may, on behalf of the holders of all of such notes, waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any such note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each such outstanding note.

     The Company is also required to notify the Trustee within ten days of the occurrence of any Default.

     The Trust Indenture Act contains limitations on the rights of the Trustee, acting as trustee with respect to the notes, should it become a creditor of the Company or any Subsidiary Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Such Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     The Company may, at its option and at any time, elect to have the obligations of the Company and any Subsidiary Guarantor discharged with respect to any notes issued under the Indenture ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged all obligations represented by such notes, except for (i) the rights of holders of such outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due or on the redemption date with respect to the notes, as the case may be, (ii) the Company's obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for note payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to such notes. In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any Note Guarantee, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to such notes.

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     In order to exercise either defeasance or covenant defeasance with respect to the notes under the Indenture (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of such notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the notes outstanding on the Stated Maturity thereof or on an optional redemption date (such date being referred to as the "Defeasance Redemption Date"), as the case may be, if in the case of a Defeasance Redemption Date prior to electing to exercise either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding notes on such Defeasance Redemption Date; (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (viii) and (ix) under the first paragraph under "-- Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the notes or any Subsidiary Guarantor over the other creditors of the Company or any Subsidiary Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Subsidiary Guarantor or others; and
(vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect (except for surviving rights of registration of transfer or exchange of the notes issued thereunder, as expressly provided for in the Indenture) as to all outstanding notes issued thereunder when (i) either (A) all notes issued under the Indenture and theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment funds have been deposited in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all notes issued under the Indenture and not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year, and either the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with such Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness in respect of such notes, for principal of, premium and Additional Interest, if any, and interest to the date of deposit; (ii) the Company or any Subsidiary Guarantor has paid all other sums payable by the Company and any Subsidiary Guarantor under the Indenture; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent to the satisfaction and discharge of the Indenture, as specified therein, have been complied with and that such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound.

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MODIFICATION AND AMENDMENTS

     Modifications and amendments of the Indenture may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the holders of a majority in aggregate outstanding principal amount of the notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby (i) change the Stated Maturity or the principal of, or any installment of interest on, any note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof;
(ii) amend, change or modify the obligation of the Company to make and consummate a Change of Control Purchase Offer in the event of a Change of Control Triggering Event or modify any of the provisions or definitions with respect thereto; (iii) reduce the percentage in principal amount of outstanding notes, the consent of whose holders is required for any modification or amendment to the Indenture, or the consent of whose holders is required for any waiver thereof; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby; (v) except as otherwise permitted under "-- Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Subsidiary Guarantor of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture in any manner which subordinates the notes in right of payment to other Indebtedness of the Company or which subordinates any Note Guarantee in right of payment to other Indebtedness of the Subsidiary Guarantor issuing such Note Guarantee.

     The holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition.

     "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 5% or more of such Person's Capital Stock or any executive officer or director of any such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback), other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "Certain Covenants -- Purchase of Notes Upon a Change of Control Triggering Event" and/or the provisions described above under the caption "Certain Covenants -- Consolidation, Merger or Sale of Assets" and not by the provisions of "-- Certain Covenants -- Limitation on Sale of Assets"), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, whether in a single transaction or a series of related transactions, in either case, (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, or by a Restricted Subsidiary

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to any other Restricted Subsidiary in which the Company holds a larger proportionate Equity Interest, will not be deemed to be an Asset Sale.

     "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (A) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (B) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

     "Banks" means the banks and other financial institutions from time to time that are lenders under the Credit Agreement.

     "Borrowing Base Amount" means, as to the Company, 90% of Net Property and Equipment, determined on a consolidated basis in accordance with GAAP.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

     "Capital Stock" of any Person means any and all shares, interest, partnership interests, participations or other equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the date of the Indenture, including, without limitation, all common stock and preferred stock.

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors then in office; (iii) the Company consolidates with or merges with or into any Person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities or other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "-- Certain
Covenants -- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments") and
(B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is
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

exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the surviving corporation; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "-- Consolidation, Merger, Sale of Assets."

     "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

     "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

     "Consolidated" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP consistently applied.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) Consolidated Net Income, plus, without duplication, Consolidated Interest Expense, Consolidated Income Tax Expense, Consolidated Non-Cash Charges and Excluded Non-Cash Charges (less the amount of all cash payments made by the Company or any of its Restricted Subsidiaries during such period to the extent such payments relate to Excluded Non-Cash Charges that were added back in determining the sum contemplated by this clause (a) for such period or any prior period; provided that this parenthetical shall not apply with respect to each fiscal quarter in the four quarter period ended July 14,
2001) deducted in computing Consolidated Net Income, in each case, for such period, of the Company and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) Consolidated Interest Expense for such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate and (ii) in making such computation, Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Income Tax Expense" means for any period the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a Consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, without duplication, for any period, the sum of (A) the interest expense of the Company and its Restricted Subsidiaries for such period, as determined on a Consolidated basis in accordance with GAAP including, without limitation, (i) amortization of debt discount, (ii) the net cost under Interest Rate Agreements (including amortization of discount), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (B) the aggregate amount for such period of dividends on any Redeemable Capital Stock or Preferred Stock of the Company and its Restricted Subsidiaries, (C) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid, or accrued by such Person during such period and (D) all capitalized interest of the Company and its Restricted Subsidiaries in each case under each of (A) through
(D) determined on a Consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, for any period, the Consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined on a Consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (ii) up to $20 million of any charges taken with respect to the "Premium Sales" litigation matters, which are

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described under (4) in Item 3 (Legal Proceedings) of the Company's Annual Report
on Form 10-K for fiscal year 1996 plus up to an additional $2,500,000 with respect to fees and expenses of the Company's counsel in connection with such litigation matters, (iii) Excluded Non-Cash Charges (less the amount of all cash payments made by the Company or any of its Restricted Subsidiaries during such period to the extent such payments relate to Excluded Non-Cash Charges that were added back in determining the sum contemplated by clause (A) of the definition of "Consolidated Fixed Charge Coverage Ratio"), (iv) the portion of net income (or loss) of the Company and its Restricted Subsidiaries determined on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company or any Restricted Subsidiary; (v) net income (or loss) of any Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination,
(vi) net gains or losses (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business and (vii) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders.

     "Consolidated Net Sales" means, for any period, the consolidated net sales of the Company and its Restricted Subsidiaries for such period, as determined in accordance with GAAP.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common equity holders of such Person and its Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Redeemable Capital Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (b) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (c) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Consolidated Non-Cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash charges of the Company and its Restricted Subsidiaries for such period, as determined on a Consolidated basis in accordance with GAAP (excluding any non-cash charges which require an accrual or reserve for any future period and any Excluded Non-Cash Charges).

     "Consolidated Tangible Assets" means the total of all the assets appearing on the Consolidated balance sheet of the Company and its majority-owned or Wholly Owned Restricted Subsidiaries less (i) intangible assets including, without limitation, items such as goodwill, trademarks, trade names, patents and unamortized debt discount and (ii) appropriate adjustments on account of minority interests of other persons holding stock in any majority-owned Restricted Subsidiary of the Company.

     "Consolidated Total Assets" means, with respect to the Company, the total of all assets appearing on the Consolidated balance sheet of the Company and its majority-owned or Wholly Owned Restricted Subsidiaries, as determined on a Consolidated basis in accordance with GAAP.

     "Convertible Senior Subordinated Notes" means the 5- 1/4% Convertible Senior Subordinated Notes due 2009 of the Company.

     "Credit Agreement" means the credit agreement dated as of July 25, 1997 among the Company, the Banks, the Agents listed therein and The Chase Manhattan Bank, as Administrative Agent, as such agreement may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions,

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substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

     "Currency Agreements" means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

     "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     "Equity Interest" of any Person means any shares, interests, participations or other equivalents (however designated) in such Person's equity, and shall in any event include any Capital Stock issued by, or partnership or membership interests in, such Person.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Excluded Non-Cash Charges" means all non-cash charges with respect to (A) write-downs of the carrying value in the Company's financial statements of certain retail and distribution facilities and related assets in connection with the proposed or actual disposition of such facilities or discontinuance of operations at such facilities or (B) other consolidation and restructuring of facilities and operations.

     "Existing Senior Subordinated Notes" means (A) the 10- 1/2% Senior Subordinated Notes due 2004 of the Company and (B) the 10- 5/8 Series B Senior Subordinated Notes due 2007 of the Company.

     "Fair Market Value" means, with respect to any asset or property, a price which could be negotiated in an arm's length transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, as in effect on July 25, 1997.

     "Guaranteed Debt" means, with respect to any Person, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness contained herein guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss, provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

     "Indebtedness" means, with respect to any Person, without duplication, (i) all liabilities of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness of such Person created or arising under any conditional sale or other title

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retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all Capital Lease Obligations of such Person, (v) all obligations under Interest Rate Agreements or Currency Agreements of such Person, (vi) Indebtedness referred to in clauses (i) through (v) above of other Persons, and all dividends of other Persons the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured
by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person (other than guarantees of preferred trust securities or similar securities issued by a Qualified Finance Subsidiary),
(viii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends,
(ix) Qualified Subordinated Indebtedness and (x) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (i) through (ix) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value is to be determined in good faith by the Board of Directors of the issuer of such Redeemable Capital Stock.

     "Interest Rate Agreements" means any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect against or manage exposure to fluctuations in interest rates in respect of Indebtedness.

     "Investee Store" means a Person in which the Company or any of its Restricted Subsidiaries has invested equity capital, to which it has made loans or for which it has guaranteed loans, in accordance with the business practice of the Company and its Restricted Subsidiaries of making equity investments in, making loans to or guaranteeing loans made to Persons for the purpose of assisting any such Person in acquiring, remodeling, refurbishing, expanding or operating one or more retail grocery stores.

     "Investment" means, with respect to any Person, directly or indirectly, any advance (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of the Company and its Restricted Subsidiaries), loan or other extension of credit (including by way of guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisitions or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or assets issued or owned by any other Person. The Company shall be deemed to make an Investment in an amount equal to the greater of the book value (as determined in accordance with GAAP) and Fair Market Value of the net assets of any Restricted Subsidiary (or, if neither the Company nor any of its Restricted Subsidiaries has theretofore made an Investment in such Restricted Subsidiary, in an amount equal to the Investments being made) at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or any Restricted Subsidiary shall be deemed an Investment valued at the greater of its book value (as determined in accordance with GAAP) and its Fair Market Value at the time of such transfer.

     "Investment Grade" means BBB or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's or in the event S&P or Moody's shall cease rating the notes and the Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.

     "Joint Venture" means any Person in which the Company or any of its Restricted Subsidiaries owns 30% or more of the Voting Stock (other than as a result of a Public Equity Offering).

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     "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

     "Maturity" when used with respect to the notes means the date on which the principal of the notes becomes due and payable as therein provided or as provided in the Indenture pursuant to which such notes were issued, whether at Stated Maturity or on a redemption date or pursuant to a Change of Control Purchase Offer or an Asset Sale Offer, and whether by declaration of acceleration, call for redemption, purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. or any successor rating agency.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), any relocation expenses incurred as a result thereof, any taxes paid or payable by the Company or any of its Restricted Subsidiaries as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the assets or assets that were the subject of such Asset Sale and any reserve for adjustment or indemnity in respect of the sale price of such asset or assets in each case established in accordance with GAAP.

     "Net Property and Equipment" means, with respect to the Company, the Consolidated property and equipment of the Company, net of accumulated depreciation, determined in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender, (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Series C notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Note Guarantee" means any guarantee by a Subsidiary Guarantor of the Company's obligations under the Indenture.

     "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Pari Passu Indebtedness" means (a) with respect to the notes, Indebtedness which ranks pari passu in right of payment to the notes, and (b) with respect to any Note Guarantee, Indebtedness which ranks pari passu in right of payment to such Note Guarantee.

     "Permitted Consideration" means consideration consisting of any combination of the following: (i) cash or Temporary Cash Investments, (ii) assets used or intended for use in the Company's business as conducted on the date of the Indenture, (iii) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (iv) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received); provided that the

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aggregate amount of such notes or other obligations received by the Company and its Restricted Subsidiaries pursuant to (ii) through (iv) above after July 25, 1997 and held or carried at any date of determination shall not exceed $75 million.

     "Permitted Indebtedness" means any of the following Indebtedness of the Company or any Restricted Subsidiary, as the case may be:

          (i) Indebtedness of the Company and guarantees of the Subsidiary Guarantors under the Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $850 million less mandatory repayments actually made in respect of any term Indebtedness thereunder after the date of the Indenture (other than amounts refinanced as permitted under the definition of the Credit Agreement) or (y) the Borrowing Base Amount less mandatory repayments (other than amounts refinanced as permitted under the definition of the Credit Agreement) actually made in respect of any term Indebtedness thereunder after July 25, 1997;

          (ii) Indebtedness of the Company under uncommitted bank lines of credit; provided, however, that the aggregate principal amount of Indebtedness incurred pursuant to clauses (i), (ii) and (x) of this definition of "Permitted Indebtedness" does not exceed the greater of (x) $850 million less mandatory repayments actually made in respect of any term Indebtedness under the Credit Agreement after the date of the Indenture (other than amounts refinanced as permitted under clause (xii) hereof) or
     (y) the Borrowing Base Amount less mandatory repayments actually made in respect of any term Indebtedness under the Credit Agreement after July 25, 1997 (other than amounts refinanced as permitted under clause (xii) hereof);

          (iii) Indebtedness of the Company evidenced by the notes and the Note Guarantees with respect thereto under the Indenture;

          (iv) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture;

          (v) obligations of the Company or any Restricted Subsidiary entered into in the ordinary course of business (a) pursuant to Interest Rate Agreements designed to protect against or manage exposure to fluctuations in interest rates in respect of Indebtedness or retailer notes receivables, which, if related to Indebtedness or such retailer notes receivables, do not exceed the aggregate notional principal amount of such Indebtedness to which such Interest Rate Agreements relate, or (b) under any Currency Agreements in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates which, if related to Indebtedness, do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

          (vi) Indebtedness of the Company owing to a Wholly Owned Restricted Subsidiary or of any Restricted Subsidiary owing to the Company or any Wholly Owned Restricted Subsidiary; provided that any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or another Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company or Restricted Subsidiary, as the case may be, not permitted by this clause (vi);

          (vii) Indebtedness in respect of letters of credit, surety bonds and performance bonds provided in the ordinary course of business;

          (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten business days of its incurrence;

          (ix) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

          (x) Indebtedness of the Company evidenced by commercial paper issued by the Company; provided, however, that the aggregate principal amount of Indebtedness incurred pursuant to clauses (i),

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     (ii) and (x) of this definition of "Permitted Indebtedness" does not exceed the greater of (x) $850 million less mandatory repayments actually made in respect of any term Indebtedness under the Credit Agreement after the date of the Indenture (other than amounts refinanced as permitted under clause
     (xii) hereof) or (y) the Borrowing Base Amount less mandatory repayments actually made in respect of any term Indebtedness under the Credit
     Agreement after July 25, 1997 (other than amounts refinanced as permitted under clause (xii) hereof);

          (xi) Indebtedness of the Company pursuant to guarantees by the Company or any Subsidiary Guarantor in connection with any Permitted Receivables Financing; provided, however, that such Indebtedness shall not exceed 20% of the book value of the Transferred Receivables or in the case of receivables arising from direct financing leases, 30% of the book value thereof;

          (xii) any renewals, extensions, substitutions, refunding, refinancings or replacements (each, a "refinancing") of any Indebtedness described in clauses (ii), (iii), (iv) and (x) of this definition of "Permitted Indebtedness," including any successive refinancings, so long as (A) the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing to an amount greater than such principal amount plus the lesser of (x) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (y) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of reasonable expenses of the Company or any Subsidiary, as the case may be, incurred in connection with such refinancing, (B) in the case of any refinancing of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made pari passu with or subordinated to the notes to the same extent as the Indebtedness being refinanced and (C) such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness.

     "Permitted Investment" means (i) Investment in any Wholly Owned Restricted Subsidiary or any Investment in any Person by the Company or any Wholly Owned Restricted Subsidiary as a result of which such Person becomes a Wholly Owned Restricted Subsidiary or any Investment in the Company by a Wholly Owned Restricted Subsidiary; (ii) intercompany Indebtedness to the extent permitted under clause (vi) of the definition of "Permitted Indebtedness"; (iii) Temporary Cash Investments; (iv) sales of goods and services on trade credit terms consistent with the Company's past practices or otherwise consistent with trade credit terms in common use in the industry; (v) Investments in direct financing leases for equipment and real estate owned or leased by the Company and leased to its customers in the ordinary course of business consistent with past practice; (vi) Investments in Joint Ventures related to the Company's expansion of its retail operations, not to exceed $50 million at any one time outstanding;
(vii) Investments in Investee Stores either in the form of equity, loans or other extensions of credit; provided that any such Investment may only be made if the amount thereof, when added to the aggregate outstanding amount of Permitted Investments in Investee Stores (excluding for purposes of this clause
(vii) any Investments made pursuant to clause (v)), after giving effect to any loan repayments or returns of capital in respect of any Permitted Investment in Investee Stores, does not exceed 12.5% of Consolidated Total Assets at the time of determination; (viii) Investments in a Qualified Finance Subsidiary in connection with a Qualified TIPS Transaction; (ix) other Investments made since July 25, 1997, in addition to those permitted under (i) through (viii) above, in an aggregate amount not to exceed $10 million and (x) any substitutions or replacements of any Investment so long as the aggregate amount of such Investment is not increased by such substitution or replacement.

     "Permitted Liens" means, with respect to any Person:

          (a) any Lien existing as of the date of the Indenture;

          (b) any Lien arising by reason of (1) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (2) taxes, assessments, governmental charges or levies not yet delinquent or which are being contested in good faith; (3) security for payment of workers' compensation or other insurance; (4) security for the performance of tenders, leases
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     (including, without limitation, statutory and common law landlord's liens)
     and contracts (other than contracts for the payment of money); (5) zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights of way, utilities, sewers, electric lines, telephone or telegraph lines, and other similar purposes, provisions, covenants, conditions, waivers and restrictions on the use of property or minor irregularities of title (and, with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or any Restricted Subsidiary or the value of such property for the purpose of such business;
     (6) deposits to secure public or statutory obligations; (7) operation of law in favor of growers, dealers and suppliers of fresh fruits and vegetables, carriers, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; (8) the grant by the Company to licensees, pursuant to security agreements, of security interests in trademarks and goodwill, patents and trade secrets of the Company to secure the damages, if any, of such licensees, resulting from the rejection of the license of such licensees in a bankruptcy, reorganization or similar proceeding with respect to the Company; or (9) security for surety or appeal bonds;

          (c) any Lien on any property or assets of a Restricted Subsidiary in favor of the Company or any Wholly Owned Restricted Subsidiary;

          (d) any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that such Lien does not extend to any assets of the Company or any Restricted Subsidiary other than the assets acquired in the transaction resulting in such Acquired Indebtedness being incurred by the Company or Restricted Subsidiary, as the case may be;

          (e) any Lien to secure the performance of bids, trade contracts, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Restricted Subsidiary;

          (f) any Lien securing any Interest Rate Agreements or Currency Agreements permitted to be incurred pursuant to clause (v) of the definition of "Permitted Indebtedness" or any collateral for the Indebtedness to which such Interest Rate Agreements or Currency Agreements relate;

          (g) any Lien securing the notes;

          (h) any Lien on an asset securing Indebtedness (including Capital Lease Obligations) incurred or assumed for the purpose of financing all or any part of the cost of acquiring or constructing such asset; provided that such Lien covers only such asset and attaches concurrently or within 180 days after the acquisition or completion of construction thereof;

          (i) any Lien on real or personal property securing Capital Lease obligations of the Company or any Restricted Subsidiary as lessee with respect to such real or personal property to the extent such Indebtedness can be incurred pursuant to "Certain Covenants -- Limitation on Indebtedness" other than as Permitted Indebtedness;

          (j) any Lien on a Financing Receivable or other receivable that is transferred in a Permitted Receivables Financing;

          (k) any Lien consisting of any pledge to any Person of Indebtedness owed by any Restricted Subsidiary to the Company or to any Wholly Owned Restricted Subsidiary; provided, that (i) such Restricted Subsidiary is a Subsidiary Guarantor and (ii) the principal amount pledged does not exceed the Indebtedness secured by such pledge;

          (l) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clause (a) so long as no additional collateral is granted as security thereby.

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     "Permitted Receivables Financing" means any transaction involving the transfer (by way of sale, pledge or otherwise) by the Company or any of its Restricted Subsidiaries of receivables to any other Person, provided that after giving effect to such transaction the sum of (i) the aggregate uncollected balances of the receivables so transferred ("Transferred Receivables") plus (ii) the aggregate amount of all collections on Transferred Receivables theretofore received by the seller but not yet remitted to the purchaser, in each case at the date of determination, would not exceed $600 million.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred stock whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

     "Public Equity Offering" means a primary or secondary public offering of equity securities of the Company or any Restricted Subsidiary of the Company, in each case pursuant to an effective registration statement under the Securities Act with net cash proceeds of at least $50 million.

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

     "Qualified Finance Subsidiary" means a Subsidiary of the Company constituting a "finance subsidiary," within the meaning of Rule 3a-5 under the Investment Company Act of 1940, as amended, formed for the purpose of engaging in a Qualified TIPS Transaction.

     "Qualified TIPS Transaction" means an issuance by a Qualified Finance Subsidiary of preferred trust securities or similar securities in respect of which any dividends, liquidation preference or other obligations under such securities are guaranteed by the Company to the extent required by the Investment Company Act of 1940, as amended, or customary transactions of such type.

     "Qualified Subordinated Indebtedness" means Subordinated Indebtedness of the Company to a Qualified Finance Subsidiary incurred in connection with a Qualified TIPS Transaction.

     "Rating Agency" means any of (i) S&P, (ii) Moody's or (iii) if S&P or Moody's or both shall not make a rating of the notes publicly available, a security rating agency or agencies, as the case may be, nationally recognized in the United States, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be, and, in each case, any successors thereto.

     "Rating Category" means (i) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
(iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the notes has decreased by one or more gradation, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Rating Decline" means the occurrence on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention of the Company or Persons controlling the Company to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of the following: (i) if the notes are rated by either Rating Agency as Investment Grade immediately prior to the beginning of such period, the rating of the notes by both Rating Agencies shall be below Investment Grade; or
(ii) if the notes are rated below Investment Grade by both Rating Agencies immediately prior to the beginning of such period,

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

the rating of the notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

     "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not (x) an Unrestricted Subsidiary or (y) a Qualified Finance Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Notes" means the 10- 1/8% Senior Notes, due April 1, 2008, of the Company.

     "Significant Subsidiary" of the Company means any Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill Inc., a New York corporation, or any successor rating agency.

     "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon means the dates specified in such Indebtedness as the fixed date on which the principal of or premiums on such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company subordinated in right of payment to the notes.

     "Subsidiary" means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Restricted Subsidiaries, or by the Company and one or more other Restricted Subsidiaries.

     "Subsidiary Guarantor" means, in each case as applicable, each Wholly Owned Restricted Subsidiary of the Company and each such subsidiary's Wholly Owned Restricted Subsidiaries as of the date of the Indenture and any Wholly Owned Restricted Subsidiary that is required pursuant to the "Additional Guarantees" covenant, on or after the date of the Indenture, to execute a Note Guarantee pursuant to the Indenture until a successor replaces any such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

     "Tangible Assets" means the total of all the assets appearing on the Consolidated balance sheet of a majority-owned or Wholly Owned Restricted Subsidiary of the Company less the following: (1) intangible assets including, without limitation, items such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense; and (2) appropriate adjustments on account of minority interests of other Persons holding stock in any such majority-owned Restricted Subsidiary of the Company.

     "Temporary Cash Investments" means (i) any evidence of Indebtedness issued by the United States, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States; (ii) any certificate of deposit issued by, or time deposit of, a financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million, whose debt has a rating, at the time of which any investment therein is made, of "A" (or higher) according to Moody's or "A" (or higher) according to S&P; (iii) commercial paper issued by a corporation (other than an Affiliate or Restricted Subsidiary of the Company) organized and existing under the laws of the United States with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1 (or higher) according to S&P;
(iv) any money market deposit accounts issued or offered by a financial institution that is a member of the Federal Reserve System having capital and surplus in excess of $500 million; (v) short term tax-exempt bonds with a rating, at the time as of which any investment is made therein, of "Aa3" (or higher) according to Moody's or "AA-" (or higher)
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according to S&P, (vi) shares in a mutual fund, the investment objectives and policies of which require it to invest substantially in the investments of the type described in clause (i) through (v); and (vii) repurchase and reverse repurchase obligations with the term of not more than seven days for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii); provided that in the case of clauses (i), (ii), (iii) and (v), such investment matures within one year from the date of acquisition thereof.

     "Transferred Receivables" has the meaning specified in the definition of "Permitted Receivables Financing" set forth herein.

     "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any of its Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; (v) has at least one member of its board of directors who is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer who is not a director or executive officer of the Company or any of its Restricted Subsidiaries; and (vi) does not directly or through any of its Subsidiaries own any Capital Stock of, or own or hold any Lien on any property of, the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants -- Limitations on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Certain
Covenants -- Limitations on Indebtedness," the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain
Covenants -- Limitation on Indebtedness" and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" means stock or securities of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock (other than directors, qualifying shares) of which is owned by the Company or another Wholly Owned Restricted Subsidiary.

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                         BOOK-ENTRY; DELIVERY AND FORM

     We will issue the exchange notes in the form of a Global Note. The Global Note will be deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The DTC will be the initial depositary.

     Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

     - securities brokers and dealers;

     - banks;

     - trust companies;

     - clearing corporations; and

     - certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the Global Note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

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     We will make payments of the principal of, and interest on, the notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

     Unless and until it is exchanged in whole or in part for definitive notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositories for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

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     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the Global notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the Global Notes. The definitive notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the date that this registration statement is declared effective by the SEC, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify you against liabilities under the Securities Act.

     By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that my have a material adverse effect on us, which notice
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we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material United States federal income and estate tax considerations relating to the exchange of the old notes for the exchange notes in this exchange offer and relevant to the ownership and disposition of the exchange notes by holders thereof, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated under the Internal Revenue Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     This summary assumes that the notes are held as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders' particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

     - holders subject to the alternative minimum tax;

     - banks, insurance companies, or other financial institutions;

     - tax-exempt organizations;

     - dealers in securities or commodities;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - holders whose "functional currency" is not the United States dollar;

     - persons that will hold the notes as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction; or

     - persons deemed to sell the notes under the constructive sale provisions of the Internal Revenue Code.

     If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

     THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

THE EXCHANGE

     The exchange of the old notes for the exchange notes will not be treated as an "exchange" for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes will not be a taxable event to
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holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the old notes for which they were exchanged and the same tax consequences to holders as the old notes for which they were exchanged have to holders, including, without limitation, the same issue price, adjusted tax basis and holding period. Therefore, references to "notes" apply equally to the exchange notes and the old notes.

CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of the United States federal tax consequences that will apply to you if you are a U.S. Holder of the notes. Certain consequences to "non-U.S. Holders" of the notes are described under "-- Consequences to Non-U.S. Holders" below. "U.S. Holder" means a beneficial owner of a note that is:

     - a citizen or resident of the United States, as determined for federal income tax purposes;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

  PAYMENTS OF INTEREST

     Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

     We intend to take the position that the stated redemption price at maturity of the notes did not exceed the issue price of the notes by more than a statutorily defined de minimis amount and, therefore, that the notes were not issued with original issue discount ("OID"). We cannot assure you, however, that the Series C notes were not issued with OID for the reasons described below.

     The "issue price" of a note is the first price at which a substantial amount of such notes is sold for money, excluding sales to underwriters, placement agents or wholesalers. The "stated redemption price at maturity" of a note is the amount payable at maturity (other than qualified stated interest).

     In connection with the initial issuance of the Series C notes, a delayed draw special payment was made to compensate purchasers of such notes for agreeing to a delayed closing date. The Internal Revenue Service may take a position that the issue price of the Series C notes equals the initial offering price reduced by the delayed draw special payment, and, accordingly, the Series C notes were issued with OID. We have not obtained any ruling from the IRS or any opinion of counsel on this matter. If the Series C notes were deemed by the Internal Revenue Service to be issued with OID, such OID would be equal to the difference between their issue price and their stated redemption price at maturity.

     Generally, if the Series C notes were treated as being issued with OID, a holder of the Series C notes, or of the exchange notes received for the Series C notes exchanged in the exchange offer, would be required to include the OID in ordinary income for U.S. federal income tax purposes as it accrues. The OID will accrue daily in accordance with a constant yield method based on a compounding of interest. The OID allocable to any accrual period will equal the product of the adjusted issue price of the Series C notes, or of the exchange notes received for the Series C notes exchanged in the exchange offer, at the beginning of such period and the notes' yield to maturity, less any qualified stated interest allocable to that accrual period. The "adjusted issue price" of the Series C notes, or of the exchange notes received for the Series C notes exchanged in the exchange offer, as of the beginning of any accrual period will equal the issue price of such notes increased by OID, if any, previously includable in income and decreased by any payments under such notes (other than qualified stated interest). Because OID will accrue and be includable in income at least annually and no payments other than qualified stated interest will be made under the Series C notes, or the exchange notes received for the Series C notes exchanged in the exchange offer, the adjusted issue price of such notes would
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increase throughout their life if the notes were deemed issued with OID. OID includable in income, if any, will therefore increase for each successive accrual period.

     The remainder of this summary assumes that the Series C notes were not issued with OID.

  MARKET DISCOUNT

     If a U.S. Holder acquires a note at a cost that is less than its issue price, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

     Under the market discount rules of the Internal Revenue Code, you are required to treat any gain on the sale, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

     In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

     With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service. A U.S. Holder's tax basis in a note will be increased by the amount of market discount included in the holder's income under the election.

  AMORTIZABLE BOND PREMIUM

     If a U.S. Holder purchases a note for an amount in excess of the stated redemption price at maturity, the holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to the excess. Generally, a U.S. Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the note (where the note is not redeemable prior to its maturity date). A U.S. Holder who elects to amortize bond premium must reduce the holder's tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service.

  DISPOSITION OF NOTES

     Upon the sale, exchange, redemption or other disposition of a note, you generally will recognize taxable gain or loss equal to the difference between
(i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) your adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder, increased by market discount previously included in income in respect of the note and reduced by (a) any amortizable bond premium in respect of the note which has been taken into account and (b) any principal payments received by such Holder.

     Gain or loss recognized on the disposition of a note generally will be capital gain or loss, except as described under "Market Discount" above, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than 12 months. In the case of a non-

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corporate U.S. holder, long-term capital gain is subject to tax at a reduced rate. The deductibility of capital losses by U.S. Holders is subject to limitations.

  ADDITIONAL INTEREST

     We intend to take the position for United States federal income tax purposes that any payments of Additional Interest, as described above under "Exchange Offer -- Additional Interest," should be taxable to you as Additional Interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that Additional Interest will have to be paid is a "remote" or "incidental" contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of Additional Interest.

     If we do fail to register the exchange notes for sale to the public, you should consult your tax advisor concerning the appropriate tax treatment of the payment of Additional Interest on the notes.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal and interest on and the proceeds of certain sales of notes unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that payments to you are subject to backup withholding.

     Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of the United States federal tax consequences that will apply to you if you are a non-U.S. Holder of notes. The term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

     Special rules may apply to certain non-United States holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

  PAYMENTS OF INTEREST

     United States federal income or withholding taxes will not apply to any payment to you of interest on a note provided that:

     - you do not actually or constructively own 10% or more (within the meaning of section 871(h)(3) of the Internal Revenue Code) of the total combined voting power of all classes of our stock that are entitled to vote;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Internal Revenue Code; and

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     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an Internal Revenue Service Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, that it has received Internal Revenue Service Form W-8BEN from you or from another qualifying financial institution intermediary, and provides a copy of the Internal Revenue Service Form W-8BEN. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

     If you cannot satisfy the requirements described above, payments of interest will be subject to a 30% United States federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Internal Revenue Code, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

  SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF NOTES

     Any gain realized upon the sale, exchange or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to United States federal income tax unless:

     - that gain is effectively connected with your conduct of a trade or business in the United States;

     - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

     - you are subject to Internal Revenue Code provisions applicable to certain United States expatriates.

     A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States.

  UNITED STATES FEDERAL ESTATE TAX

     The United States federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively (within the meaning of the Internal Revenue Code and the Treasury Regulations) 10% or more of the total combined voting power of all classes of our voting stock and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

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  INFORMATION REPORTING AND BACKUP WITHHOLDING

     The amount of interest paid to you on the note and the amount of tax withheld, if any, will generally be reported to you and the Internal Revenue Service. You will generally not be subject to backup withholding with respect to payments that we make to you provided that you have made appropriate certifications as to your foreign status, or you otherwise establish an exemption.

     You will generally not be subject to backup withholding or information reporting with respect to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury Regulation), provided that such broker:

     - derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

     - is not a controlled foreign corporation for United States federal income tax purposes, and

     - is not a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

     You will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of a note effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. You will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a note effected by the United States office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

     Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes offered hereby will be passed upon for us by Latham & Watkins, San Francisco, California and McAfee & Taft, Oklahoma City, Oklahoma.

                              INDEPENDENT AUDITORS

     Our consolidated financial statements as of December 29, 2001 and December 30, 2000 and for each of the three years in the period ended December 29, 2001 included in and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference.

                             AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 001-08140). You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of these materials at prescribed rates by writing to the SEC's Public Reference Section at the address set forth above, or by calling
(800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus.

                           INCORPORATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the
SEC:

FLEMING SEC FILINGS (FILE NO. 001-08140)                          FILED ON
----------------------------------------                          --------
Annual Report on Form 10-K..................................      March 6, 2002

     We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of the exchange offer.

     Our trademarks, service marks and trade names include "Fleming," "FlexPro," "FlexStar," "FlexMate," "Piggly Wiggly," "Sentry," "Super 1 Foods," "Festival Foods," "Jubilee Foods," "Jamboree Foods," "MEGAMARKET," "Shop 'N Kart," "American Family," "ABCO Desert Market," "Big Star," "Big T," "Buy for Less," "County Pride Markets," "Rainbow Foods," "Red Fox," "Shop N Bag," "Super Duper," "Super Foods," "Super Thrift," "Thriftway," "Value King," "PWPETRO," "Piggly Wiggly xpress," "Big Bear" and "Big Dollar." This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Statements of Operations for the years ended
  December 25, 1999, December 30, 2000, and December 29,
  2001......................................................   F-2
Consolidated Balance Sheets at December 30, 2000 and
  December 29, 2001.........................................   F-3
Consolidated Statements of Cash Flows for the years ended
  December 25, 1999, December 30, 2000, and December 29,
  2001......................................................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 25, 1999, December 30, 2000, and
  December 29, 2001.........................................   F-5
Notes to Consolidated Financial Statements for the years
  ended December 25, 1999, December 30, 2000, and December
  29, 2001..................................................   F-6
Independent Auditors' Report................................  F-35

                            FLEMING COMPANIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED DECEMBER 25, 1999, DECEMBER 30, 2000 AND DECEMBER 29, 2001

                                                            1999           2000           2001
                                                        ------------   ------------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.............................................  $14,272,036    $14,443,815    $15,627,744
Costs and expenses (income):
  Cost of sales.......................................   12,834,869     13,096,915     14,437,841
  Selling and administrative..........................    1,261,631      1,186,919        960,590
  Interest expense....................................      165,180        174,569        165,534
  Interest income.....................................      (40,318)       (32,662)       (25,586)
  Equity investment results...........................       10,243          8,034          1,533
  Impairment/restructuring charge (credit)............      103,012        212,845        (23,595)
  Litigation charge (credit)..........................           --         (1,916)        48,628
                                                        -----------    -----------    -----------
          Total costs and expenses....................   14,334,617     14,644,704     15,564,945
                                                        -----------    -----------    -----------
Income (loss) before taxes............................      (62,581)      (200,889)        62,799
Taxes on income (loss)................................      (17,853)       (78,747)        36,022
                                                        -----------    -----------    -----------
Net income (loss) before extraordinary charge.........      (44,728)      (122,142)        26,777
Extraordinary charge, net of tax......................           --             --         (3,469)
                                                        -----------    -----------    -----------
Net income (loss).....................................  $   (44,728)   $  (122,142)   $    23,308
                                                        ===========    ===========    ===========
Basic net income (loss) per share:
  Before extraordinary charge.........................  $     (1.17)   $     (3.15)   $      0.63
  Extraordinary charge, net of tax....................           --             --          (0.08)
                                                        -----------    -----------    -----------
  Net income (loss)...................................  $     (1.17)   $     (3.15)   $      0.55
                                                        ===========    ===========    ===========
Diluted net income (loss) per share:
  Before extraordinary charge.........................  $     (1.17)   $     (3.15)   $      0.60
  Extraordinary charge, net of tax....................           --             --          (0.08)
                                                        -----------    -----------    -----------
  Net income (loss)...................................  $     (1.17)   $     (3.15)   $      0.52
                                                        ===========    ===========    ===========
Weighted average shares outstanding
  Basic...............................................       38,305         38,716         42,588
                                                        ===========    ===========    ===========
  Diluted.............................................       38,305         38,716         44,924
                                                        ===========    ===========    ===========

                See notes to consolidated financial statements.

                            FLEMING COMPANIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                   AT DECEMBER 30, 2000 AND DECEMBER 29, 2001

                                                                 2000         2001
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $   30,380   $   17,325
  Receivables, net..........................................     509,045      588,269
  Inventories...............................................     831,265    1,014,695
  Assets held for sale......................................     165,800       30,066
  Other current assets......................................      86,583       89,716
                                                              ----------   ----------
          Total current assets..............................   1,623,073    1,740,071
Investments and notes receivable, net.......................     104,467      105,651
Investment in direct financing leases.......................     102,011       83,118
Property and equipment:
  Land......................................................      40,242       39,644
  Buildings.................................................     356,376      373,510
  Fixtures and equipment....................................     565,472      653,009
  Leasehold improvements....................................     210,970      219,058
  Leased assets under capital leases........................     197,370      203,497
  Construction in progress..................................      57,039      135,781
                                                              ----------   ----------
                                                               1,427,469    1,624,499
Less accumulated depreciation and amortization..............    (653,973)    (704,844)
                                                              ----------   ----------
          Net property and equipment........................     773,496      919,655
Other assets................................................     255,445      252,008
Goodwill, net...............................................     544,319      554,190
                                                              ----------   ----------
TOTAL ASSETS................................................  $3,402,811   $3,654,693
                                                              ==========   ==========

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  943,279   $  971,791
  Current maturities of long-term debt......................      38,171       29,865
  Current obligations under capital leases..................      21,666       21,410
  Other current liabilities.................................     229,272      242,061
                                                              ----------   ----------
          Total current liabilities.........................   1,232,388    1,265,127
Long-term debt..............................................   1,232,400    1,427,929
Long-term obligations under capital leases..................     377,239      331,836
Other liabilities...........................................     133,592      131,582
Commitments and contingencies
Shareholders' equity:
  Common stock, $2.50 par value, authorized -- 100,000
     shares, issued and outstanding -- 39,618 and 44,438
     shares.................................................      99,044      111,095
  Capital in excess of par value............................     513,645      567,720
  Reinvested earnings (deficit).............................    (144,468)    (121,160)
  Accumulated other comprehensive income -- additional
     minimum pension liability..............................     (41,029)     (59,436)
                                                              ----------   ----------
          Total shareholders' equity........................     427,192      498,219
                                                              ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $3,402,811   $3,654,693
                                                              ==========   ==========

                See notes to consolidated financial statements.

                            FLEMING COMPANIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 25, 1999, DECEMBER 30, 2000 AND DECEMBER 29, 2001

                                                                1999        2000        2001
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $ (44,728)  $(122,142)  $  23,308
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    157,510     169,190     166,406
    Amortization costs in interest expense..................      4,869       4,917       6,809
    Credit losses...........................................     25,394      28,872      37,795
    Deferred income taxes...................................      3,357     (65,538)     36,165
    Equity investment results...............................     10,243       8,034       1,533
    Impairment/restructuring and related charges, net of
      impairment credit (not in other lines)................    135,346     288,408      19,199
    Cash payments on impairment/
      restructuring and related charges.....................    (57,340)   (118,190)    (68,141)
    Change in assets and liabilities, excluding effect of
      acquisitions:
      Receivables...........................................    (55,692)    (26,005)   (104,458)
      Inventories...........................................    (22,049)     65,639    (139,032)
      Accounts payable......................................     35,744     (49,121)     21,714
      Other assets and liabilities..........................    (70,112)    (63,198)    (40,140)
    Other adjustments, net..................................     (4,925)      5,779       6,697
                                                              ---------   ---------   ---------
Net cash provided by (used in) operating activities.........    117,617     126,645     (32,145)
                                                              ---------   ---------   ---------
Cash flows from investing activities:
  Collections on notes receivable...........................     34,798      32,943      30,691
  Notes receivable funded...................................    (43,859)    (35,841)    (21,879)
  Businesses acquired.......................................    (78,440)     (7,320)   (121,373)
  Proceeds from sale of businesses..........................      7,042      45,693     120,947
  Purchase of property and equipment........................   (166,339)   (150,837)   (238,413)
  Proceeds from sale of property and equipment..............     35,487      50,957      24,693
  Investments in customers..................................     (8,115)         --          --
  Proceeds from sale of investments.........................      2,745       3,552       5,115
  Other investing activities................................      3,337      12,949      10,460
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (213,344)    (47,904)   (189,759)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from long-term borrowings........................    191,000     185,000     793,742
  Principal payments on long-term debt......................    (71,178)   (219,519)   (597,389)
  Principal payments on capital lease obligations...........    (21,533)    (20,888)    (20,903)
  Sale of common stock......................................      1,267       4,051      59,794
  Payments on cost of debt..................................        (31)       (571)    (25,775)
  Dividends paid............................................     (3,082)     (3,117)     (3,410)
  Other financing activities................................         --          --       2,790
                                                              ---------   ---------   ---------
Net cash provided by (used in) financing activities.........     96,443     (55,044)    208,849
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........        716      23,697     (13,055)
Cash and cash equivalents, beginning of year................      5,967       6,683      30,380
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of year......................  $   6,683   $  30,380   $  17,325
                                                              =========   =========   =========

                See notes to consolidated financial statements.

                            FLEMING COMPANIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 25, 1999, DECEMBER 30, 2000 AND DECEMBER 29, 2001

                                                                                                           ACCUMULATED
                                       COMMON STOCK            CAPITAL IN    REINVESTED                       OTHER
                               ----------------------------    EXCESS OF      EARNINGS    COMPREHENSIVE   COMPREHENSIVE    ESOP
                                TOTAL     SHARES    AMOUNT     PAR VALUE     (DEFICIT)       INCOME          INCOME        NOTE
                               --------   ------   --------   ------------   ----------   -------------   -------------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at December 27,
  1998.......................  $569,931   38,542   $ 96,356     $509,602     $  23,155                      $(57,133)     $(2,049)
Comprehensive income
  Net loss...................   (44,728)                                       (44,728)     $ (44,728)
  Other comprehensive income,
    net of tax
    Minimum pension liability
      adjustment (net of
      $21,049 of taxes)......    31,573                                                        31,573         31,573
                                                                                            ---------
  Comprehensive income.......                                                               $ (13,155)
                                                                                            =========
Incentive stock and stock
  ownership plans............     4,955      314        785        4,170
Cash dividends, $0.08 per
  share......................    (3,078)                          (2,325)         (753)
ESOP note payments...........     2,049                                                                                     2,049
                               --------   ------   --------     --------     ---------                      --------      -------
Balance at December 25,
  1999.......................   560,702   38,856     97,141      511,447       (22,326)                      (25,560)          --
Comprehensive income
  Net loss...................  (122,142)                                      (122,142)     $(122,142)
  Other comprehensive income,
    net of tax
    Minimum pension liability
      adjustment (net of
      $10,312 of taxes)......   (15,469)                                                      (15,469)       (15,469)
                                                                                            ---------
  Comprehensive income.......                                                               $(137,611)
                                                                                            =========
Incentive stock and stock
  ownership plans............     7,210      762      1,903        5,307
Cash dividends, $0.08 per
  share......................    (3,109)                          (3,109)
                               --------   ------   --------     --------     ---------                      --------      -------
Balance at December 30,
  2000.......................   427,192   39,618     99,044      513,645      (144,468)                      (41,029)          --
Comprehensive income
  Net income.................    23,308                                         23,308      $  23,308
  Other comprehensive income
    Minimum pension liability
      adjustment (net of
      $12,271 of taxes)......   (18,407)                                                      (18,407)       (18,407)
                                                                                            ---------
  Comprehensive income.......                                                               $   4,901
                                                                                            =========
Stock sale...................    47,479    3,850      9,626       37,853
Incentive stock and stock
  ownership plans............    22,122      970      2,425       19,697
Cash dividends, $0.08 per
  share......................    (3,475)                          (3,475)
                               --------   ------   --------     --------     ---------                      --------      -------
Balance at December 29,
  2001.......................  $498,219   44,438   $111,095     $567,720     $(121,160)                     $(59,436)     $    --
                               ========   ======   ========     ========     =========                      ========      =======

                See notes to consolidated financial statements.

                            FLEMING COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED DECEMBER 25, 1999, DECEMBER 30, 2000 AND DECEMBER 29, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations: Fleming is an industry leader in the distribution of consumable goods, and also has a growing presence in operating "price impact" supermarkets. Our activities encompass two major businesses: distribution and retail operations.

     Fiscal Year: Our fiscal year ends on the last Saturday in December. Fiscal 1999 was 52 weeks; 2000 was 53 weeks; 2001 was 52 weeks. The impact of the additional week in 2000 is not material to the results of operations or financial position.

     Basis of Presentation: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include all subsidiaries. Material intercompany items have been eliminated. The equity method of accounting is usually used for investments in certain entities in which we have an investment in common stock of between 20% and 50% or such investment is temporary. Under the equity method, original investments are recorded at cost and adjusted by our share of earnings or losses of these entities and for declines in estimated realizable values deemed to be other than temporary.

     Reclassifications: Certain reclassifications have been made to prior year amounts to conform to current year classifications.

     Revenue Recognition: Sales are recognized at the point of sale for retail sales and upon shipment of the product for distribution sales, net of anticipated returns, which have not been significant. Net sales include retail services income and net rental income which have consistently been less than 1% of total net sales.

     Advertising: Advertising costs are expensed the first time the advertising occurs and amounted to $59 million, $42 million and $29 million in 1999, 2000 and 2001, respectively. Advertising is incurred primarily by the retail segment and is included in selling and administrative expenses.

     Taxes on Income: Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities.

     Basic and Diluted Net Income (Loss) Per Share: Both basic and diluted per share amounts are computed based on net income (loss) divided by weighted average shares as appropriate for each calculation subject to anti-dilution limitations.

     Cash and Cash Equivalents: Cash equivalents consist of liquid investments readily convertible to cash with an original maturity of three months or less. The carrying amount for cash equivalents is a reasonable estimate of fair value.

     Receivables: Receivables include the current portion of customer notes receivable of $27 million in 2000 and $30 million in 2001. Receivables are shown net of allowance for doubtful accounts of $34 million in 2000 and $40 million in 2001. We extend credit to our retail customers which are located over a broad geographic base. Regional concentrations of credit risk are limited. Interest income on impaired loans is recognized only when payments are received.

     Inventories: Inventories are valued at the lower of cost or market. Grocery and certain perishable inventories, aggregating approximately 70% and 75% of total inventories in 2000 and 2001, respectively, are valued on a last-in, first-out (LIFO) method. The cost for the remaining inventories is determined by the

                            FLEMING COMPANIES, INC.

first-in, first-out (FIFO) method. Current replacement cost of LIFO inventories was greater than the carrying amounts by approximately $58 million ($13 million of which is recorded in assets held for sale in current assets) at year-end 2000, and $46 million at year-end 2001. In 2000 and 2001, the liquidation of certain LIFO layers related to business closings decreased cost of sales by approximately $7 million and $17 million, respectively.

     Property and Equipment: Property and equipment are recorded at cost or, for leased assets under capital leases, at the present value of minimum lease payments. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful asset lives using the straight-line method. The estimated useful lives used in computing depreciation and amortization are: buildings and major improvements -- 20 to 40 years; warehouse, transportation and other equipment -- 3 to 10 years; and data processing equipment and software -- 3 to 10 years.

     Goodwill: The excess of purchase price over the fair value of net assets of businesses acquired prior to June 30, 2001 is amortized on the straight-line method over periods not exceeding 40 years. Goodwill is shown net of accumulated amortization of $193 million and $180 million in 2000 and 2001, respectively. We made several small acquisitions in 2001, and we are still finalizing the allocations of the purchase price.

     The Financial Accounting Standards Board (FASB) issued SFAS No.
142 -- Goodwill and Other Intangible Assets. One of the provisions of this standard is to require use of a non-amortization approach to account for purchased goodwill and other indefinite intangibles. Under that approach, goodwill and intangible assets with indefinite lives would not be amortized to earnings over a period of time. Instead, these amounts would be reviewed for impairment and expensed against earnings only in the periods in which the recorded values are more than implied fair value. We are currently testing for impairment and expect to have such testing defined by the end of the first quarter of 2002; the tests will be performed by the end of the second quarter of 2002. Goodwill amortization in 2001 was $21.2 million.

     Impairment: Asset impairments are recorded when the carrying amount of assets are not recoverable. Impairment is assessed and measured, by asset type, as follows: notes receivable -- expected cash collections plus the fair value of the collateral for each note; and, long-lived assets, goodwill and other intangibles -- estimate of the future cash flows expected to result from the use of the asset and its eventual disposition aggregated to the operating unit level for distribution and store level for retail.

     Financial Instruments: Interest rate hedge transactions and other financial instruments have been utilized to manage our debt portfolio and interest rate exposure. The methods and assumptions used to estimate the fair value of significant financial instruments are discussed in the Investments and Notes Receivable and Long-Term Debt footnotes.

     Stock-Based Compensation: We apply APB Opinion No. 25 -- Accounting for Stock Issued to Employees and related Interpretations in accounting for our plans.

     Comprehensive Income: Comprehensive income is reflected in the Consolidated Statements of Shareholders' Equity. Other comprehensive income is comprised of minimum pension liability adjustments. The cumulative effect of other comprehensive income, net of taxes, is reflected in the Shareholders' Equity section of the Consolidated Balance Sheets.

IMPAIRMENT/RESTRUCTURING CHARGE (CREDIT) AND RELATED COSTS

     In December 1998, we announced the implementation of a strategic plan designed to improve the competitiveness of the retailers we serve and improve our performance by building stronger operations that can better support long-term growth. The four major initiatives of the strategic plan were to consolidate distribution operations, grow distribution sales, improve retail performance, and reduce overhead and operating expenses, in part by centralizing the procurement and other functions in the Dallas, Texas area.

                            FLEMING COMPANIES, INC.

Additionally, in 2000, we decided to reposition certain retail operations into our price impact format and sell or close the remaining conventional retail chains. By mid-2001, we had sold or closed all of our conventional retail stores.

     The plan, including the decision to sell or close our conventional retail chains in 2000, took three years to implement and is finished. Any remaining charges represent exit costs that cannot be expensed until incurred and are expected to be minimal.

     The pre-tax charge for 1999 was $137 million. After tax, the expense for 1999 was $92 million or $2.39 per share. The $137 million charge in 1999 was included on several lines of the Consolidated Statements of Operations as follows: $18 million was included in cost of sales and was primarily related to inventory valuation adjustments; $16 million was included in selling and administrative expense and equity investment results as disposition related costs recognized on a periodic basis; and the remaining $103 million was included in the impairment/restructuring charge line. The 1999 charge consisted of the following components:

     - Impairment of assets of $62 million. The impairment components were $36 million for goodwill and $26 million for other long-lived assets relating to planned disposals and closures. Of the goodwill charge of $36 million, $22 million related to the 1994 "Scrivner" acquisition with the remaining amount related to two retail acquisitions.

     - Restructuring charges of $41 million. The restructuring charges consisted primarily of severance related expenses and estimated pension withdrawal liabilities for the divested or closed operating units announced during 1999. The restructuring charges also consisted of operating lease liabilities and professional fees incurred related to the restructuring process.

     - Other disposition and related costs of $34 million. These costs consisted primarily of inventory markdowns for clearance for closed operations, impairment of an investment, disposition related costs recognized on a periodic basis and other costs.

     The 1999 charge relates to our business segments as follows: $48 million relates to the distribution segment and $70 million relates to the retail segment with the balance relating to support services expenses.

     The pre-tax charge for 2000 was $309 million. After tax, the expense for 2000 was $183 million or $4.72 per share. The $309 million charge in 2000 was included on several lines of the Consolidated Statements of Operations as follows: $2 million was included in net sales related primarily to rent income impairment due to division closings; $57 million was included in cost of sales and was primarily related to inventory valuation adjustments, moving and training costs relating to procurement and product handling associates, and additional depreciation and amortization on assets to be disposed of but not yet held for sale; $37 million was included in selling and administrative expense and equity investment results as disposition related costs recognized on a periodic basis (such as moving and training costs related to the consolidation of certain administrative functions); and the remaining $213 million was included in the impairment/restructuring charge (credit) line. The charge for 2000 consisted of the following components:

     - Impairment of assets of $91 million. The impairment components were $3 million for goodwill and $88 million for other long-lived assets relating to planned disposals and closures. All of the goodwill charge was related to a three-store retail acquisition.

     - Restructuring charges of $122 million. The restructuring charges consisted partly of severance related expenses and estimated pension withdrawal liabilities for the closings of York and Philadelphia which were announced during the first quarter of 2000 as part of an effort to grow in the northeast by consolidating distribution operations and expanding the Maryland facility. The charge included severance related expenses due to the consolidation of certain administrative departments announced during the second quarter of 2000. Additionally, the charge included severance related expenses, estimated pension withdrawal liabilities and operating lease liabilities for the divestiture and closing of

                            FLEMING COMPANIES, INC.

       certain conventional retail stores evaluated during the second and third quarters of 2000. The restructuring charges also consisted of professional fees incurred related to the restructuring process.

     - Other disposition and related costs of $96 million. These costs consisted primarily of inventory markdowns for clearance for closed operations, additional depreciation and amortization on assets to be disposed of but not yet held for sale, disposition related costs recognized on a periodic basis and other costs.

     The charge for 2000 related to our business segments as follows: $99 million relates to the distribution segment and $164 million relates to the retail segment with the balance relating to support services expenses.

     The pre-tax charge for 2001 was $24 million. After tax, the expense for 2001 was $25 million (which reflects the tax expense impact of goodwill permanent differences from the sale of certain retail stores) or $0.55 per share. The $24 million charge in 2001 was included on several lines of the Consolidated Statements of Operations as follows: $3 million recovery was included in net sales related primarily to gains on the sale of conventional retail stores; $33 million charge was included in cost of sales and was primarily related to inventory markdowns for clearance of closed operations; $18 million charge was included in selling and administrative expense from disposition related costs recognized on a periodic basis (such as occupancy costs); and the remaining $24 million recovery was included in the impairment/restructuring charge (credit) line for the recovery of previously recorded asset impairment resulting from the sale of some retail stores. The charge for 2001 consisted of the following components:

     - Net impairment recovery of $41 million. The components included recovering, through sales of the related operations, previously recorded goodwill impairment of $15 million and long-lived asset impairment of $29 million. The original impairments were measured in accordance with SFAS 121 for assets to be held and used in 1998. This method does not allow an upward adjustment to a new carrying amount. In 2000, we decided to sell these operations. This recovery of asset impairment was recorded in a manner similar to how the original charges were recorded. Also included was impairment expense of $3 million related to other long-lived assets.

     - Restructuring charges of $17 million. The restructuring charges consisted primarily of severance related expenses for the sold or closed operating units, adjustments to pension withdrawal liabilities and professional fees incurred related to the restructuring process.

     - Other disposition and related costs of $48 million. These costs consisted primarily of inventory markdowns for clearance for closed operations, disposition related costs recognized on a periodic basis and other costs, offset partially by gains on sales of conventional retail stores.

     The net charge for 2001 related to our business segments as follows: $24 million charge relates to the distribution segment and $8 million recovery relates to the retail segment with the balance relating to support services expenses.

                            FLEMING COMPANIES, INC.

     The charges related to workforce reductions are as follows:

                                                               AMOUNT    HEADCOUNT
                                                              --------   ---------
                                                               ($'S IN THOUSANDS)
1999 ACTIVITY:
     Beginning Liability....................................  $ 21,983     1,260
     Charge.................................................    12,029     1,350
     Terminations...........................................   (24,410)   (1,950)
                                                              --------    ------
     Ending Liability.......................................     9,602       660
2000 ACTIVITY:
     Charge.................................................    53,906     5,610
     Terminations...........................................   (26,180)   (1,860)
                                                              --------    ------
     Ending Liability.......................................    37,328     4,410
2001 ACTIVITY:
     Charge.................................................    13,952       400
     Terminations...........................................   (33,189)   (4,730)
                                                              --------    ------
     Ending Liability.......................................  $ 18,091        80
                                                              ========    ======

     The ending liability of $18 million consists of $14 million in union pension withdrawal liabilities with the balance related to severance, most of which relates to associates already severed and being paid. The breakdown of the 400 headcount reduction recorded for 2001 is: 300 from the distribution segment; 50 from the retail segment; and 50 from support services.

     Additionally, the strategic plan includes charges related to lease obligations which will be utilized as operating units or retail stores close, but ultimately reduced over remaining lease terms. The charges and utilization have been recorded to-date as follows:

                                                                    AMOUNT
                                                              ------------------
                                                              ($'S IN THOUSANDS)
1999 ACTIVITY:
     Beginning Liability....................................       $ 27,716
     Charge.................................................         15,074
     Utilized...............................................        (10,281)
                                                                   --------
     Ending Liability.......................................         32,509
2000 ACTIVITY:
     Charge.................................................         37,149
     Utilized...............................................        (48,880)
                                                                   --------
     Ending Liability.......................................         20,778
2001 ACTIVITY:
     Charge.................................................          2,685
     Utilized...............................................        (21,132)
                                                                   --------
     Ending Liability.......................................       $  2,331
                                                                   ========

     Asset impairments were recognized in accordance with SFAS No.
121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and such assets were written down to their estimated fair values based on estimated proceeds of operating units to be sold or discounted cash flow

                            FLEMING COMPANIES, INC.

projections. The operating costs of operating units to be sold or closed are treated as normal operations during the period they remain in use. Salaries, wages and benefits of employees at these operating units are charged to operations during the time such employees are actively employed. Depreciation expense is continued for assets that we are unable to remove from operations.

     Assets held for sale, reflected on the balance sheet, consisted of $22 million of distribution operating units and $144 million of retail stores as of year-end 2000 and $18 million of distribution operating units and $12 million of retail stores as of year-end 2001. Gains on the sale of facilities, which were included in net sales, totaled approximately $6 million for 1999, $9 million for 2000 and $5 million in 2001.

LITIGATION CHARGES

     In 2001, we recorded litigation settlements and other related pre-tax expenses totaling $49 million related to settlement agreements regarding Storehouse Markets, Inc., et al., Don's United Super, et. al., Coddington Enterprises, Inc., et. al, J&A Foods, Inc. et. al., R&D Foods, Inc. et. al., and Robandee United Super, Inc., et. al., and other cases. In 2000, we recorded a $2 million pre-tax gain in settlements relating to other cases. See Contingencies footnote for further discussion regarding these litigation charges.

PER SHARE RESULTS

                                                         1999       2000       2001
                                                       --------   ---------   -------
                                                               (IN THOUSANDS,
                                                         EXCEPT PER SHARE AMOUNTS)
Numerator:
Basic and diluted earnings (loss) before
  extraordinary charge...............................  $(44,728)  $(122,142)  $26,777
                                                       ========   =========   =======
Denominator:
Weighted average shares for basic earnings per
  share..............................................    38,305      38,716    42,588
Effect of dilutive securities:
  Employee stock options.............................        --          --     1,936
  Restricted stock compensation......................        --          --       400
                                                       --------   ---------   -------
     Dilutive potential common shares................        --          --     2,336
                                                       --------   ---------   -------
Weighted average shares for diluted earnings per
  share..............................................    38,305      38,716    44,924
                                                       ========   =========   =======
Basic earnings (loss) per share before extraordinary
  charge.............................................  $  (1.17)  $   (3.15)  $  0.63
                                                       ========   =========   =======
Diluted earnings (loss) per share before
  extraordinary charge...............................  $  (1.17)  $   (3.15)  $  0.60
                                                       ========   =========   =======

     We did not reflect 0.4 million weighted average potential shares for the 1999 diluted calculation or 1.2 million weighted average potential shares for the 2000 diluted calculation because they would be antidilutive. In 2001, we did not reflect 3.9 million of weighted average shares or add back after-tax interest expense of $4.1 million related to convertible debt due to antidilution. Other options with exercise prices exceeding market prices in both 1999 and 2000 consisted of 3.6 million potential shares of common stock that were not included in the computation of diluted earnings per share because the effect would be antidilutive.

SEGMENT INFORMATION

     Considering the customer types and the processes for meeting the needs of customers, senior management manages the business as two reportable segments: distribution and retail operations.

     The distribution segment sells food and non-food products (e.g., food, general merchandise, health and beauty care, and Fleming Brands) to supermarkets, convenience stores, supercenters, discount stores, limited

                            FLEMING COMPANIES, INC.

assortment stores, drug stores, specialty stores and other stores across the U.S. We also offer a variety of retail support services to independently-owned and company-owned retail stores. The aggregation is based primarily on the common customer base and the interdependent marketing and distribution efforts.

     Our senior management utilizes more than one measurement and multiple views of data to assess segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with our consolidated financial statements and, accordingly, are reported on the same basis herein. Some of our operations have been centralized into support services. Support services now includes procurement and certain administrative costs. These costs, previously incurred by the segments, are not comparable to the current cost structure of support services making it impractical to revise prior year amounts to match the 2001 presentation; therefore, prior period amounts have not been restated. Interest expense, interest income, equity investments, LIFO adjustments, support services expenses, other unusual charges and income taxes are managed separately by senior management and those items are not allocated to the business segments. Intersegment transactions are reflected at cost.

     The following table sets forth the composition of the segments' and total company's net sales, operating earnings, depreciation and amortization, capital expenditures and identifiable assets.

                                                           1999      2000      2001
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
NET SALES
  Distribution..........................................  $12,718   $12,926   $14,490
  Intersegment elimination..............................   (2,165)   (1,757)   (1,223)
                                                          -------   -------   -------
  Net distribution......................................   10,553    11,169    13,267
  Retail................................................    3,719     3,275     2,361
                                                          -------   -------   -------
Total...................................................  $14,272   $14,444   $15,628
                                                          =======   =======   =======
OPERATING EARNINGS
  Distribution..........................................  $   290   $   297   $   395
  Retail................................................       (2)       62        57
  Support Services......................................     (112)     (199)     (223)
                                                          -------   -------   -------
  Total operating earnings..............................      176       160       229
  Interest expense......................................     (165)     (175)     (166)
  Interest income.......................................       40        33        26
  Equity investment results.............................      (10)       (8)       (2)
  Impairment/restructuring charge (credit)..............     (103)     (213)       24
  Litigation charge (credit)............................       --         2       (48)
                                                          -------   -------   -------
Income (loss) before taxes..............................  $   (62)  $  (201)  $    63
                                                          =======   =======   =======
DEPRECIATION AND AMORTIZATION
  Distribution..........................................  $    88   $   105   $   113
  Retail................................................       64        57        50
  Support Services......................................       10        12        10
                                                          -------   -------   -------
Total...................................................  $   162   $   174   $   173

                            FLEMING COMPANIES, INC.

                                                           1999      2000      2001
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
                                                          =======   =======   =======
CAPITAL EXPENDITURES
  Distribution..........................................  $    53   $    99   $   165
  Retail................................................      112        45        68
  Support Services......................................        1         7         5
                                                          -------   -------   -------
Total...................................................  $   166   $   151   $   238
                                                          =======   =======   =======
Identifiable Assets
  Distribution..........................................  $ 2,546   $ 2,499   $ 2,838
  Retail................................................      848       681       609
  Support Services......................................      179       223       208
                                                          -------   -------   -------
Total...................................................  $ 3,573   $ 3,403   $ 3,655
                                                          =======   =======   =======

     Kmart is our largest customer, representing approximately 10% of our total sales in 2000 and 20% in 2001. No other single customer represented more than 2% of our net sales in 2000 or 2001.

INCOME TAXES

     Components of taxes on income (loss) are as follows:

                                                          1999       2000      2001
                                                        --------   --------   -------
                                                               (IN THOUSANDS)
Current:
  Federal.............................................  $(17,287)  $(23,291)  $   643
  State...............................................    (3,924)    10,082    (3,104)
                                                        --------   --------   -------
Total current.........................................   (21,211)   (13,209)   (2,461)
                                                        --------   --------   -------
Deferred:
  Federal.............................................     2,552    (41,123)   26,048
  State...............................................       806    (24,415)   10,117
                                                        --------   --------   -------
Total deferred........................................     3,358    (65,538)   36,165
                                                        --------   --------   -------
Taxes on income (loss)................................  $(17,853)  $(78,747)  $33,704
                                                        ========   ========   =======

     Taxes on income in the above table includes a tax benefit of $2.3 million in 2001 which is reported net in the extraordinary charge from the early retirement of debt in the consolidated statement of operations.

                            FLEMING COMPANIES, INC.

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                                         1999       2000       2001
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Depreciation and amortization........................  $ (9,603)  $(39,106)  $ 41,263
Asset valuations and reserves........................   (18,114)    29,495    (12,368)
Associate benefits...................................    31,700     (7,187)    11,962
Credit losses........................................    (4,527)     1,924     (6,571)
Equity investment results............................      (172)     8,837     (1,291)
Lease transactions...................................     7,996     (4,887)    28,269
Inventory............................................     7,019      4,313      4,791
Acquired loss carryforwards..........................     4,929         67         --
Capital losses.......................................    (4,825)       452      5,815
Note sales...........................................      (139)       (41)       105
Net operating loss carryforwards.....................        --    (62,951)   (45,478)
Other................................................   (10,753)     3,936     10,328
Prepaid expenses.....................................      (153)      (390)      (660)
                                                       --------   --------   --------
Deferred tax expense (benefit).......................  $  3,358   $(65,538)  $ 36,165
                                                       ========   ========   ========

     Temporary differences that give rise to deferred tax assets and liabilities as of year-end 2000 and 2001 are as follows:

                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Depreciation and amortization.............................  $ 57,740   $ 71,053
  Asset valuations and reserves.............................    21,772     59,983
  Associate benefits........................................    81,172    140,439
  Credit losses.............................................    24,927     30,401
  Equity investment results.................................     2,522      3,140
  Lease transactions........................................    45,208     50,163
  Inventory.................................................    26,918     34,656
  Capital losses............................................     8,152      6,972
  Note sales................................................     3,017      3,017
  Net operating loss carryforwards..........................    62,951    108,429
  Other.....................................................    25,941     30,848
  Prepaid expenses..........................................       400      1,683
                                                              --------   --------
Total deferred tax assets...................................   360,720    540,784

                            FLEMING COMPANIES, INC.

                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                              --------   --------
Deferred tax liabilities:
  Depreciation and amortization.............................    47,734    102,310
  Asset valuations and reserves.............................     5,480     31,324
  Associate benefits........................................    38,639     97,596
  Credit losses.............................................    18,162     17,064
  Equity investment results.................................     4,857      4,185
  Lease transactions........................................     1,528     34,753
  Inventory.................................................    61,757     74,285
  Capital losses............................................       320      4,954
  Note sales................................................     2,253      2,358
  Other.....................................................    12,400     27,635
  Prepaid expenses..........................................     3,277      3,900
                                                              --------   --------
Total deferred tax liabilities..............................   196,407    400,364
                                                              --------   --------
Net deferred tax asset......................................  $164,313   $140,420
                                                              ========   ========

     The change in net deferred tax asset from 2000 to 2001 is allocated $36.2 million to deferred income tax expense and $12.3 million benefit to stockholders' equity.

     We have federal net operating loss carryforwards of approximately $215 million and state net operating loss carryforwards of approximately $393 million that are due to expire at various times through the year 2022. We also have charitable contribution carryforwards of approximately $2.5 million that will begin to expire in 2005. We believe it is more likely than not that all of our deferred tax assets will be realized.

     The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                              1999   2000   2001
                                                              ----   ----   ----
Statutory rate..............................................  35.0%  35.0%  35.0%
State income taxes, net of federal tax benefit..............   5.1    5.4    4.9
Acquisition-related differences.............................    --   (0.5)  (0.2)
Other.......................................................  (3.1)   2.5    0.7
                                                              ----   ----   ----
Effective rate on operations................................  37.0   42.4   40.4
Impairment/restructuring and related charge (credit)........  (8.5)  (3.2)  17.0
                                                              ----   ----   ----
Effective rate after impairment/restructuring and related
  charge (credit)...........................................  28.5%  39.2%  57.4%
                                                              ====   ====   ====

                            FLEMING COMPANIES, INC.

INVESTMENTS AND NOTES RECEIVABLE

     Investments and notes receivable consist of the following:

                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
Investments in and advances to customers....................  $  7,452   $  4,506
Notes receivable from customers.............................    85,522     88,288
Other investments and receivables...........................    11,493     12,857
                                                              --------   --------
Investments and notes receivable............................  $104,467   $105,651
                                                              ========   ========

     Investments and notes receivable are shown net of reserves of $26 million and $31 million in 2000 and 2001, respectively. Sales to customers accounted for under the equity method were approximately $0.3 billion, $0.2 billion and $0.1 billion in 1999, 2000 and 2001, respectively. Receivables include $4 million and $5 million in 2000 and 2001, respectively, due from customers accounted for under the equity method.

     We extend long-term credit to certain retail customers. Loans are primarily collateralized by inventory and fixtures. Interest rates are above prime with terms up to 10 years.

     Impaired notes receivable (including current portion) are as follows:

                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
Impaired notes with related allowances......................  $ 45,711   $ 55,377
Credit loss allowance on impaired notes.....................   (20,101)   (19,061)
Impaired notes with no related allowances...................     4,793     12,721
                                                              --------   --------
Net impaired notes receivable...............................  $ 30,403   $ 49,037
                                                              ========   ========

     Average investments in impaired notes were as follows: 1999 -- $65 million; 2000 -- $52 million; and 2001 -- $70 million.

     Activity in the allowance for credit losses is as follows:

                                                         1999       2000       2001
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Balance, beginning of year...........................  $ 47,232   $ 55,528   $ 59,718
Charged to costs and expenses........................    25,394     28,872     37,795
Uncollectible accounts written off, net of
  recoveries.........................................   (17,098)   (24,682)   (25,860)
                                                       --------   --------   --------
Balance, end of year.................................  $ 55,528   $ 59,718   $ 71,653
                                                       ========   ========   ========

     The ending balance of allowance for credit losses includes amounts related to current receivables of $32 million, $34 million and $40 million for the years 1999, 2000 and 2001, respectively. We sold certain notes receivable at face value with limited recourse in years prior to 1998. The outstanding balance at year-end 2001 on all notes sold is $2 million, for which we are contingently liable if the notes become uncollectible.

                            FLEMING COMPANIES, INC.

LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                 2000         2001
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
10 1/8% senior notes due 2008...............................  $       --   $  345,870
10 5/8% senior notes due 2001...............................     300,000
10 1/2% senior subordinated notes due 2004..................     250,000      250,000
10 5/8% senior subordinated notes due 2007..................     250,000      400,000
5 1/4% convertible senior subordinated notes due 2009.......                  150,000
Revolving credit, average interest rates of 7.7% for 2000
  and 5.8% for 2001, due 2003...............................     300,000      200,000
Term loans, due 2001 to 2004, average interest rates of 7.8%
  for 2000 and 6.7% for 2001................................     154,421      118,637
Other debt (including discounts)............................      16,150       (6,713)
                                                              ----------   ----------
                                                               1,270,571    1,457,794
Less current maturities.....................................     (38,171)     (29,865)
                                                              ----------   ----------
Long-term debt..............................................  $1,232,400   $1,427,929
                                                              ==========   ==========

     Five-year maturities: Aggregate maturities of long-term debt for the next five years are approximately as follows: $30 million in 2002, $240 million in 2003, $299 million in 2004, $0 in 2005, and $0 in 2006.

     On March 15, 2001, we issued $355 million of 10 1/8% senior notes that mature on March 15, 2008. Most of the net proceeds were used to redeem all of the $300 million 10 5/8% senior notes due 2001, including an amount to cover accrued interest and the redemption premium. In connection with this redemption, we recognized a $3.5 million after-tax extraordinary charge from early retirement of debt during the first quarter of 2001. The balance of the net proceeds was used to pay down outstanding revolver loans. The new senior notes are unsecured senior obligations, ranking the same as all other existing and future senior indebtedness and senior in right of payment to our senior subordinated notes. The senior notes are effectively subordinated to secured senior indebtedness with respect to assets securing such indebtedness, including loans under our senior secured credit facility. The 10 1/8% senior notes are guaranteed by substantially all of our subsidiaries (see Subsidiary Guarantee of Senior Notes and Senior Subordinated Notes below). See Derivatives below for an explanation of the mark-to-market adjustment to record these notes at fair value.

     On October 15, 2001, we sold an additional $150 million of our existing
10 5/8% senior subordinated notes due 2007. The proceeds were used to pay down our revolver loans. The senior subordinated notes consist of two issues: $250 million of 10 1/2% notes due December 1, 2004 and $400 million of 10 5/8% notes due July 31, 2007. The subordinated notes are general unsecured obligations, subordinated in right of payment to all existing and future senior indebtedness, and senior to or of equal rank with all of our existing and future subordinated indebtedness.

     On March 15, 2001, we issued $150 million of 5 1/4% convertible senior subordinated notes that mature on March 15, 2009 and have a conversion price of $30.27 per share. The net proceeds were used to pay down outstanding revolver loans. The convertible notes are general unsecured obligations, subordinated in right of payment to all existing and future senior indebtedness, and rank senior to or of equal rank with all of our existing and future subordinated indebtedness.

     In July 1997, we developed a senior secured credit facility which consists of a $600 million revolving credit facility, with a final maturity of July 25, 2003, and an amortizing term loan with a maturity of July 25,

                            FLEMING COMPANIES, INC.

2004. The term loan was originally $250 million but has been paid down to $119 million at December 29, 2001. Up to $300 million of the revolver may be used for issuing letters of credit. Borrowings and letters of credit issued under the new credit facility may be used for general corporate purposes and are secured by a first priority security interest in the accounts receivable and inventories of Fleming and our subsidiaries and in the capital stock or other equity interests we own in our subsidiaries. In addition, this credit facility is guaranteed by substantially all subsidiaries. The stated interest rate on borrowings under the credit agreement is equal to a referenced index interest rate, normally the London interbank offered interest rate ("LIBOR"), plus a margin. The level of the margin is dependent on credit ratings on our senior secured bank debt.

     The credit agreement and the indentures under which other debt instruments were issued contain customary covenants associated with similar facilities. The credit agreement currently contains the following more significant financial covenants: maintenance of a fixed charge coverage ratio of at least 1.7 to 1, based on adjusted earnings, as defined, before interest, taxes, depreciation and amortization and net rent expense and maintenance of a ratio of inventory-plus-accounts receivable to funded bank debt (including letters of credit) of at least 1.4 to 1. The credit agreement, senior notes and senior subordinated notes contain a limitation on restricted payments, including dividends, based on a formula tied to net earnings and equity issuances. Under our most restrictive covenant, these payments are limited to $61 million at year-end 2001. Under the credit agreement, new issues of certain kinds of debt must have a maturity after January 2005. Covenants contained in our indentures under which other debt instruments were issued are generally less restrictive than those of the credit agreement. We are in compliance with all financial covenants under the credit agreement and its indentures.

     The credit facility may be terminated in the event of a defined change of control. Under the indentures, noteholders may require us to repurchase notes in the event of a defined change of control coupled with a defined decline in credit ratings.

     At year-end 2001, borrowings under the credit facility totaled $119 million in term loans and $200 million of revolver borrowings, and $53 million of letters of credit had been issued. Letters of credit are needed primarily for insurance reserves associated with our normal risk management activities. To the extent that any of these letters of credit would be drawn, payments would be financed by borrowings under the credit agreement.

     At year-end 2001, we would have been allowed to borrow an additional $347 million under the revolving credit facility contained in the credit agreement based on the actual borrowings and letters of credit outstanding.

     The other debt in the table above included $17 million of medium term notes at year-end 2000. These notes were paid off during the first quarter of 2001. The remaining balance for year-end 2000 and 2001 consists primarily of discounts on various debt instruments.

     Weighted Average Interest Rates: The weighted average interest rate for total debt (including capital lease obligations) was 9.5% and 8.7% for 2000 and 2001, respectively.

                            FLEMING COMPANIES, INC.

Interest Expense:  Components of interest expense are as follows:

                                                         1999       2000       2001
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Interest costs incurred:
  Long-term debt.....................................  $127,271   $135,474   $134,473
  Capital lease obligations..........................    36,768     39,609     37,491
  Other..............................................     2,258      1,537      1,520
                                                       --------   --------   --------
  Total incurred.....................................   166,297    176,620    173,484
Less interest capitalized............................    (1,117)    (2,051)    (7,950)
                                                       --------   --------   --------
Interest expense.....................................  $165,180   $174,569   $165,534
                                                       ========   ========   ========

     Derivatives: In July 2001, we entered into three interest rate swap agreements with a combined notional amount of $200 million. The swaps were tied to our 10 5/8% senior subordinated notes due 2007. The maturity, call dates, and call premiums mirrored those of the notes. The swaps were designed for us to receive a fixed rate of 10 5/8% and pay a floating rate based on a spread plus the 3-month LIBOR. The floating rates reset quarterly beginning July 31, 2001. We documented and designated these swaps to qualify as fair value hedges. On October 26, 2001, we unwound all outstanding swap agreements and in turn received $9 million in cash. Of which, $1 million was interest we earned on the swap since the prior payment date, and the remaining $8 million was recorded as a deferred gain that is being amortized to reduce interest expense over the remaining life of the related subordinated notes.

     In November and December 2001, we entered into five new interest rate swap agreements with a combined notional amount of $210 million. These swaps are tied to our 10 1/8% senior notes due 2008. The maturity, call dates, and call premiums mirror those of the notes. The swaps are designed for us to receive a fixed rate of 10 1/8% and pay a floating rate based on a spread plus the 3-month LIBOR. The floating rates reset quarterly beginning January 1, 2002. We have documented and designated these swaps to qualify as fair value hedges. For the year ended December 29, 2001, in accordance with Statement of Financial Accounting Standards No. 133, the mark-to-market value of these swaps was recorded as a long-term liability of $9 million offset by a change in fair value to the senior subordinated notes due 2008.

     We adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on December 31, 2000. In accordance with SFAS 133, on the date we enter into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow, foreign currency, or net investment in foreign operations). If a derivative does not qualify in a hedging relationship, the derivative is recorded at fair value and changes in its fair value are reported currently in earnings. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions.

     For all qualifying and highly effective fair value hedges, the changes in the fair value of a derivative and the loss or gain on the hedged asset or liability relating to the risk being hedged are recorded currently in earnings. These amounts are recorded to interest income and provide offset of one another. For the year ended December 29, 2001, there was no net earnings impact relating to our active fair value hedges.

     Fair Value of Financial Instruments: The fair value of long-term debt was determined using valuation techniques that considered market prices for actively traded debt, and cash flows discounted at current market rates for management's best estimate for instruments without quoted market prices. At year-end 2001, the fair value of the total debt (excluding capital leases) was lower than the carrying value by $32 million, or 2.2%. The fair value was lower for two reasons. First, the interest rates on the senior subordinated notes, which were set in 1997, were below market levels at year-end 2001. Second, our 5 1/4% convertible senior subordinated

                            FLEMING COMPANIES, INC.

notes that mature on March 15, 2009 have an implied trading value based on the price of our common stock. The market price for our stock on December 28, 2001 was below the price used to determine the bond conversion price, causing the bonds to trade at a discount.

     The fair value of notes receivable is comparable to the carrying value because of the variable interest rates charged on certain notes and because of the allowance for credit losses.

     Subsidiary Guarantee of Senior Notes and Senior Subordinated Notes: The senior notes, convertible senior subordinated notes, and senior subordinated notes are guaranteed by substantially all of Fleming's wholly-owned direct and indirect subsidiaries. The guarantees are joint and several, full, complete and unconditional. There are currently no restrictions on the ability of the subsidiary guarantors to transfer funds to Fleming (the parent) in the form of cash dividends, loans or advances.

     The following condensed consolidating financial information depicts, in separate columns, the parent company, those subsidiaries which are guarantors, those subsidiaries which are non-guarantors, elimination adjustments and the consolidated total. The financial information may not necessarily be indicative of the results of operations or financial position had the subsidiaries been operated as independent entities.

               CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
                               DECEMBER 30, 2000

                                        PARENT                     NON-
                                       COMPANY     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ----------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
                                                 ASSETS
Current assets:
  Cash and cash equivalents.........  $   22,487    $  6,753     $ 1,140      $      --      $   30,380
  Receivables, net..................     406,203     101,884         958             --         509,045
  Inventories.......................     635,227     192,499       3,539             --         831,265
  Other current assets..............     247,400       4,943          40             --         252,383
                                      ----------    --------     -------      ---------      ----------
       Total current assets.........   1,311,317     306,079       5,677             --       1,623,073
Investment in subsidiaries..........      65,475       5,356          --        (70,831)             --
Intercompany receivables............     372,356          --          --       (372,356)             --
Property and equipment, net.........     481,360     285,117       7,019             --         773,496
Goodwill, net.......................     411,094     129,440       3,785             --         544,319
Other assets........................     405,969      42,918      13,036             --         461,923
                                      ----------    --------     -------      ---------      ----------
                                      $3,047,571    $768,910     $29,517      $(443,187)     $3,402,811
                                      ==========    ========     =======      =========      ==========

                                    LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................  $  821,407    $120,145     $ 1,727      $      --      $  943,279
  Intercompany payables.............          --     339,688      32,668       (372,356)             --
  Other current liabilities.........     244,524      43,275       1,310             --         289,109
                                      ----------    --------     -------      ---------      ----------
     Total current liabilities......   1,065,931     503,108      35,705       (372,356)      1,232,388
Obligations under capital leases....     214,611     162,628          --             --         377,239
Long-term debt and other
  liabilities.......................   1,339,837      26,096          59             --       1,365,992
Equity (deficit)....................     427,192      77,078      (6,247)       (70,831)        427,192
                                      ----------    --------     -------      ---------      ----------
                                      $3,047,571    $768,910     $29,517      $(443,187)     $3,402,811
                                      ==========    ========     =======      =========      ==========

                               DECEMBER 29, 2001

                                        PARENT                     NON-
                                       COMPANY     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ----------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
                                                 ASSETS
Current assets:
  Cash and cash equivalents.........  $   10,175    $  6,876     $   274      $      --      $   17,325
  Receivables, net..................     483,007     105,250          12             --         588,269
  Inventories.......................     816,309     198,386          --             --       1,014,695
  Other current assets..............     114,733       4,950          99             --         119,782
                                      ----------    --------     -------      ---------      ----------
       Total current assets.........   1,424,224     315,462         385             --       1,740,071
Investment in subsidiaries..........      93,241       5,356          --        (98,597)             --
Intercompany receivables............     470,545          --          --       (470,545)             --
Property and equipment, net.........     622,647     287,826       9,182             --         919,655
Goodwill, net.......................     401,180     153,010          --             --         554,190
Other assets........................     379,503      47,861      13,413             --         440,777
                                      ----------    --------     -------      ---------      ----------
                                      $3,391,340    $809,515     $22,980      $(569,142)     $3,654,693
                                      ==========    ========     =======      =========      ==========

                                    LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................  $  861,445    $109,311     $ 1,035      $      --      $  971,791
  Intercompany payables.............          --     443,066      27,479       (470,545)             --
  Other current liabilities.........     264,743      27,880         713             --         293,336
                                      ----------    --------     -------      ---------      ----------
       Total current liabilities....   1,126,188     580,257      29,227       (470,545)      1,265,127
Obligations under capital leases....     213,293     118,543          --             --         331,836
Long-term debt and other
  liabilities.......................   1,553,640       5,871          --             --       1,559,511
Equity (deficit)....................     498,219     104,844      (6,247)       (98,597)        498,219
                                      ----------    --------     -------      ---------      ----------
                                      $3,391,340    $809,515     $22,980      $(569,142)     $3,654,693
                                      ==========    ========     =======      =========      ==========

            CONDENSED CONSOLIDATING OPERATING STATEMENT INFORMATION

                                                   52 WEEKS ENDED DECEMBER 25, 1999
                                  -------------------------------------------------------------------
                                    PARENT                      NON-
                                    COMPANY     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                  -----------   ----------   ----------   ------------   ------------
                                                            (IN THOUSANDS)
Net sales.......................  $13,624,272   $1,043,109    $141,700     $(537,045)    $14,272,036
Costs and expenses:
  Cost of sales.................   12,434,048      821,782     116,084      (537,045)     12,834,869
  Selling and administrative....    1,012,393      224,572      24,666            --       1,261,631
  Other.........................      112,593       19,400       3,112            --         135,105
  Impairment/restructuring
     charge.....................      101,058        1,954          --            --         103,012
  Equity loss from
     subsidiaries...............       16,896           --          --       (16,896)             --
                                  -----------   ----------    --------     ---------     -----------
     Total costs and expenses...   13,676,988    1,067,708     143,862      (553,941)     14,334,617
                                  -----------   ----------    --------     ---------     -----------
Loss before taxes...............      (52,716)     (24,599)     (2,162)       16,896         (62,581)
Taxes on loss...................       (7,988)      (8,949)       (916)           --         (17,853)
                                  -----------   ----------    --------     ---------     -----------
Net loss........................  $   (44,728)  $  (15,650)   $ (1,246)    $  16,896     $   (44,728)
                                  ===========   ==========    ========     =========     ===========

                                                  53 WEEKS ENDED DECEMBER 30, 2000
                                 -------------------------------------------------------------------
                                   PARENT                      NON-
                                   COMPANY     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                 -----------   ----------   ----------   ------------   ------------
                                                           (IN THOUSANDS)
Net sales......................  $12,013,293   $3,768,333    $70,022     $(1,407,833)   $14,443,815
Costs and expenses:
  Cost of sales................   11,349,595    3,102,660     52,493      (1,407,833)    13,096,915
  Selling and administrative...      575,408      591,144     18,451              --      1,185,003
  Other........................      100,721       46,796      2,424              --        149,941
  Impairment/restructuring
     charge....................      155,813       56,971         61              --        212,845
  Equity loss from
     subsidiaries..............       20,108           --         --         (20,108)            --
                                 -----------   ----------    -------     -----------    -----------
     Total costs and
       expenses................   12,201,645    3,797,571     73,429      (1,427,941)    14,644,704
                                 -----------   ----------    -------     -----------    -----------
Loss before taxes..............     (188,352)     (29,238)    (3,407)         20,108       (200,889)
Taxes on loss..................      (66,210)     (11,095)    (1,442)             --        (78,747)
                                 -----------   ----------    -------     -----------    -----------
Net loss.......................  $  (122,142)  $  (18,143)   $(1,965)    $    20,108    $  (122,142)
                                 ===========   ==========    =======     ===========    ===========

                                                  52 WEEKS ENDED DECEMBER 29, 2001
                                 -------------------------------------------------------------------
                                   PARENT                      NON-
                                   COMPANY     GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                 -----------   ----------   ----------   ------------   ------------
                                                           (IN THOUSANDS)
Net sales......................  $13,098,853   $3,625,313    $49,873     $(1,146,295)   $15,627,744
Costs and expenses:
  Cost of sales................   12,451,554    3,096,974     35,608      (1,146,295)    14,437,841
  Selling and administrative...      442,511      501,579     16,500              --        960,590
  Other........................      146,641       45,570     (2,102)             --        190,109
  Impairment/restructuring
     charge....................        8,513      (32,108)        --              --        (23,595)
  Equity income from
     subsidiaries..............       (7,667)          --         --           7,667             --
                                 -----------   ----------    -------     -----------    -----------
     Total costs and
       expenses................   13,041,552    3,612,015     50,006      (1,138,628)    15,564,945
                                 -----------   ----------    -------     -----------    -----------
Income (loss) before taxes.....       57,301       13,298       (133)         (7,667)        62,799
Taxes on income (loss).........       30,524        5,553        (55)             --         36,022
                                 -----------   ----------    -------     -----------    -----------
Income (loss) before
  extraordinary charge.........  $    26,777   $    7,745    $   (78)    $    (7,667)   $    26,777
                                 ===========   ==========    =======     ===========    ===========

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION

                                                      52 WEEKS ENDED DECEMBER 25, 1999
                                      -----------------------------------------------------------------
                                       PARENT                     NON-
                                       COMPANY    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ---------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
Net cash provided by operating
  activities........................  $  86,780    $25,659       $5,178        $  --         $117,617
                                      ---------    -------       ------        -----         --------
Cash flows from investing
  activities:
  Purchases of property and
     equipment......................   (121,414)   (42,482)      (2,443)          --         (166,339)
  Other.............................    (51,214)     4,209           --           --          (47,005)
                                      ---------    -------       ------        -----         --------
Net cash used in investing
  activities........................   (172,628)   (38,273)      (2,443)          --         (213,344)
                                      ---------    -------       ------        -----         --------
Cash flows from financing
  activities:
  Repayments on capital lease
     obligations....................    (18,101)    (3,112)        (320)          --          (21,533)
  Advances (to) from parent.........    (76,668)    78,853       (2,185)          --               --
  Other.............................    117,976         --           --           --          117,976
                                      ---------    -------       ------        -----         --------
Net cash provided by (used in)
  financing activities..............     23,207     75,741       (2,505)          --           96,443
                                      ---------    -------       ------        -----         --------
Net increase (decrease) in cash and
  cash equivalents..................    (62,641)    63,127          230           --              716
Cash and cash equivalents at
  beginning of year.................      7,838     (1,820)         (51)          --            5,967
                                      ---------    -------       ------        -----         --------
Cash and cash equivalents at end of
  year..............................  $ (54,803)   $61,307       $  179        $  --         $  6,683
                                      =========    =======       ======        =====         ========

                                                       53 WEEKS ENDED DECEMBER 30, 2000
                                       ----------------------------------------------------------------
                                        PARENT                    NON-
                                       COMPANY    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       --------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
Net cash provided by operating
  activities.........................  $ 40,039    $ 86,008     $    598       $  --        $ 126,645
                                       --------    --------     --------       -----        ---------
Cash flows from investing activities:
  Purchases of property and
     equipment.......................   (75,354)    (60,221)     (15,262)         --         (150,837)
  Other..............................   101,247       1,686           --          --          102,933
                                       --------    --------     --------       -----        ---------
Net cash provided by (used in)
  investing activities...............    25,893     (58,535)     (15,262)         --          (47,904)
                                       --------    --------     --------       -----        ---------
Cash flows from financing activities:
  Repayments on capital lease
     obligations.....................   (15,398)     (5,490)          --          --          (20,888)
  Advances (to) from parent..........    60,912     (76,537)      15,625          --               --
  Other..............................   (34,156)         --           --          --          (34,156)
                                       --------    --------     --------       -----        ---------
Net cash provided by (used in)
  financing activities...............    11,358     (82,027)      15,625          --          (55,044)
                                       --------    --------     --------       -----        ---------
Net increase (decrease) in cash and
  cash equivalents...................    77,290     (54,554)         961          --           23,697
Cash and cash equivalents at
  beginning of year..................   (54,803)     61,307          179          --            6,683
                                       --------    --------     --------       -----        ---------
Cash and cash equivalents at end of
  year...............................  $ 22,487    $  6,753     $  1,140       $  --        $  30,380
                                       ========    ========     ========       =====        =========

                                                      52 WEEKS ENDED DECEMBER 29, 2001
                                      -----------------------------------------------------------------
                                       PARENT                     NON-
                                       COMPANY    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      ---------   ----------   ----------   ------------   ------------
                                                               (IN THOUSANDS)
Net cash provided by (used in)
  operating activities..............  $  22,909    $(56,131)    $ 3,077        $  --        $ (30,145)
                                      ---------    --------     -------        -----        ---------
Cash flows from investing
  activities:
  Purchases of property and
     equipment......................   (140,503)    (89,780)     (8,130)          --         (238,413)
  Other.............................     42,224       4,350          80           --           46,654
                                      ---------    --------     -------        -----        ---------
Net cash used in investing
  activities........................    (98,279)    (85,430)     (8,050)          --         (191,759)
                                      ---------    --------     -------        -----        ---------
Cash flows from financing
  activities:
  Repayments on capital lease
     obligations....................    (11,798)     (9,105)         --           --          (20,903)
  Advances (to) from parent.........   (154,896)    150,789       4,107           --               --
  Other.............................    229,752          --          --           --          229,752
                                      ---------    --------     -------        -----        ---------
Net cash provided by financing
  activities........................     63,058     141,684       4,107           --          208,849
                                      ---------    --------     -------        -----        ---------
Net increase (decrease) in cash and
  cash equivalents..................    (12,312)        123        (866)          --          (13,055)
Cash and cash equivalents at
  beginning of year.................     22,487       6,753       1,140           --           30,380
                                      ---------    --------     -------        -----        ---------
Cash and cash equivalents at end of
  year..............................  $  10,175    $  6,876     $   274        $  --        $  17,325
                                      =========    ========     =======        =====        =========

LEASE AGREEMENTS

     Capital And Operating Leases: We lease certain distribution facilities with terms generally ranging from 20 to 35 years, while lease terms for other operating facilities range from 1 to 15 years. The leases normally provide for minimum annual rentals plus executory costs and usually include provisions for one to five renewal options of five years each.

     We lease company-owned store facilities with terms generally ranging from 15 to 20 years. These agreements normally provide for contingent rentals based on sales performance in excess of specified minimums. The leases usually include provisions for one to four renewal options of two to five years each. Certain equipment is leased under agreements ranging from two to eight years with no renewal options.

     Accumulated amortization related to leased assets under capital leases was $38 million at year-end 2000 and 2001.

     Future minimum lease payment obligations for leased assets under capital leases as of year-end 2001 are set forth below:

                                                                  LEASE
YEARS                                                          OBLIGATIONS
-----                                                         --------------
                                                              (IN THOUSANDS)
2002........................................................     $ 32,631
2003........................................................       32,537
2004........................................................       32,304
2005........................................................       32,610
2006........................................................       30,139
Later.......................................................      103,426
                                                                 --------
Total minimum lease payments................................      263,647
Less estimated executory costs..............................      (33,502)
                                                                 --------
Net minimum lease payments..................................      230,145
Less interest...............................................      (48,740)
                                                                 --------
Present value of net minimum lease payments.................      181,405
Less current obligations....................................       (8,994)
                                                                 --------
Long-term obligations.......................................     $172,411
                                                                 ========

     Direct Financing Leases: We lease retail store facilities with terms generally ranging from 15 to 20 years which are subsequently subleased to customers. Most leases provide for a percentage rental based on sales performance in excess of specified minimum rentals. The leases usually contain provisions for one to four renewal options of five years each. The sublease to the customer is normally for an initial five-year term with automatic five-year renewals at our discretion, which corresponds to the length of the initial term of the prime lease.

     The following table shows the future minimum rentals receivable under direct financing leases and future minimum lease payment obligations under capital leases in effect at year-end 2001:

                                                              LEASE RENTALS      LEASE
YEARS                                                          RECEIVABLE     OBLIGATIONS
-----                                                         -------------   -----------
                                                                    (IN THOUSANDS)
2002........................................................    $ 27,630       $ 29,214
2003........................................................      20,825         28,256
2004........................................................      17,704         27,438
2005........................................................      15,185         26,913
2006........................................................      13,762         24,998
Later.......................................................      41,885         83,356
                                                                --------       --------
Total minimum lease payments................................     136,991        220,175
Less estimated executory costs..............................     (11,345)       (14,884)
                                                                --------       --------
Net minimum lease payments..................................     125,646        205,291
Less interest...............................................     (30,500)       (33,450)
                                                                --------       --------
Present value of net minimum lease payments.................      95,146        171,841
Less current portion........................................     (12,028)       (12,416)
                                                                --------       --------
Long-term portion...........................................    $ 83,118       $159,425
                                                                ========       ========

     The following table shows the composition of annual net rental expense under noncancelable operating leases and subleases with initial terms of one year or greater:

                                                         1999       2000       2001
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Operating activity:
  Rental expense.....................................  $112,530   $ 90,018   $ 75,765
  Contingent rentals.................................     1,329        902        392
  Less sublease income...............................    (9,868)    (9,014)    (5,233)
                                                       --------   --------   --------
                                                        103,991     81,906     70,924
                                                       --------   --------   --------
Financing activity:
  Rental expense.....................................    47,337     54,847     63,524
  Less sublease income...............................   (68,442)   (66,757)   (80,041)
                                                       --------   --------   --------
                                                        (21,105)   (11,910)   (16,517)
                                                       --------   --------   --------
Net rental expense...................................  $ 82,886   $ 69,996   $ 54,407
                                                       ========   ========   ========

     We reflect net financing activity, as shown above, as a component of net sales.

     Future minimum lease payments required at year-end 2001 under operating leases that have initial noncancelable lease terms exceeding one year are presented in the following table:

                                            FACILITY   FACILITIES   EQUIPMENT     NET
YEARS                                       RENTALS    SUBLEASED     RENTALS    RENTALS
-----                                       --------   ----------   ---------   --------
                                                           (IN THOUSANDS)
2002......................................  $151,237   $ (78,435)    $12,271    $ 85,073
2003......................................   135,470     (67,580)      6,651      74,541
2004......................................   121,137     (56,004)      3,647      68,780
2005......................................   108,084     (50,617)      1,841      59,308
2006......................................    91,644     (43,125)      1,236      49,755
Later.....................................   259,093    (115,048)         --     144,045
                                            --------   ---------     -------    --------
Total lease payments......................  $866,665   $(410,809)    $25,646    $481,502
                                            ========   =========     =======    ========

     Contingent rental income and contingent rental expense are not material.

SHAREHOLDERS' EQUITY

     Fleming offers a Dividend Reinvestment and Stock Purchase Plan which provides shareholders the opportunity to automatically reinvest their dividends in common stock at a 5% discount from market value. Shareholders also may purchase shares at market value by making cash payments up to $5,000 per calendar quarter. Such programs resulted in issuing 31,000 and 17,000 new shares in 2000 and 2001, respectively.

     We primarily issue shares of restricted stock to key employees under plans approved by the stockholders. Periods of restriction and/or performance goals are established for each award.

     The fair value of the restricted stock at the time of the grant is recorded as unearned compensation -- restricted stock which is netted against capital in excess of par within shareholders' equity. Compensation is amortized to expense when earned. At year-end 2001, 289,546 shares remained available for award under all plans. Subsequent to year-end, approximately 5,000 shares were granted.

     Information regarding restricted stock balances is as follows (in thousands):

                                                               2000     2001
                                                              ------   ------
Awarded restricted shares outstanding.......................     746      637
                                                              ======   ======
Unearned compensation -- restricted stock...................  $1,232   $2,893
                                                              ======   ======

     We may grant stock options to key employees through stock option plans, providing for the grant of incentive stock options and non-qualified stock options. The stock options have a maximum term of 10 years and have time and/or performance based vesting requirements. At year-end 2001, there were approximately 274,325 shares available for grant under the unrestricted stock option plans. Subsequent to year-end, approximately 7,000 stock options were granted.

     To induce two senior executive officers to join Fleming as associates, we granted an aggregate of 200,000 nonqualified stock options in 2001 and 100,000 nonqualified stock options subsequent to 2001. These options are not granted pursuant to a shareholder-approved plan, but the terms of the options are comparable to award agreements issued under our shareholder-approved plans.

     Stock option transactions for the three years ended December 29, 2001 are as follows:

                                                          WEIGHTED AVERAGE
                                                 SHARES    EXERCISE PRICE     PRICE RANGE
                                                 ------   ----------------   --------------
                                                           (SHARES IN THOUSANDS)
Outstanding, year-end 1998.....................  2,410         $19.35        $ 9.72 - 38.38
  Granted......................................  2,339           9.80        $ 7.53 - 12.25
  Canceled and forfeited.......................   (968)         16.53        $ 7.53 - 38.38
                                                 -----         ------        --------------
Outstanding, year-end 1999.....................  3,781         $14.19        $ 7.53 - 38.38
  Granted......................................  1,586          12.79        $ 8.94 - 17.22
  Exercised....................................    (59)          9.69        $ 7.53 - 11.72
  Canceled and forfeited.......................   (897)         18.13        $ 7.53 - 37.06
                                                 -----         ------        --------------
Outstanding, year-end 2000.....................  4,411         $12.94        $ 7.53 - 38.38
  Granted......................................  2,135          23.80        $11.22 - 35.98
  Exercised....................................   (695)         13.96        $ 7.53 - 24.94
  Canceled and forfeited.......................   (753)         15.11        $ 7.53 - 28.38
                                                 -----         ------        --------------
Outstanding, year-end 2001.....................  5,098         $17.04        $ 7.53 - 38.38
                                                 =====         ======        ==============

     Information regarding options outstanding at year-end 2001 is as follows:

                                                                  ALL        CURRENTLY
                                                              OUTSTANDING   EXERCISABLE
                                                                OPTIONS       OPTIONS
                                                              -----------   -----------
                                                                (SHARES IN THOUSANDS)
Option price $28.38 - $35.98:
  Number of options.........................................       137             2
  Weighted average exercise price...........................     31.22         28.38
  Weighted average remaining life in years..................         9            --
Option price $19.55 - $26.46:
  Number of options.........................................     2,227           126
  Weighted average exercise price...........................     23.53         24.33
  Weighted average remaining life in years..................         9            --
Option price $7.53 - $17.50:
  Number of options.........................................     2,733         1,299
  Weighted average exercise price...........................     11.03         10.70
  Weighted average remaining life in years..................         8            --

     In the event of a change of control, all awards will vest immediately.

     We apply APB Opinion No. 25 -- Accounting for Stock Issued to Employees, and related Interpretations in accounting for our plans. Total compensation cost recognized in income for stock based employee compensation awards was $1.4 million, $3.2 million and $5.1 million for 1999, 2000 and 2001, respectively. If compensation cost had been recognized for the stock-based compensation plans based on fair values of the awards at the grant dates consistent with the method of SFAS No. 123 -- Accounting for Stock-Based Compensation, reported net earnings (loss) and earnings (loss) per share would have been $(46.6) million and $(1.22) for 1999, $(124.7) million and $(3.22) for 2000, and $21.8 million and $.51 for 2001, respectively. The weighted average fair value on the date of grant of the individual options granted during 1999, 2000 and 2001 was estimated at $5.08, $7.90 and $12.93, respectively.

     Significant assumptions used to estimate the fair values of awards using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 2000 and 2001 are: risk-free interest rate -- 3.62% to 6.83%; expected lives of options -- 10 years; expected volatility -- 30% to 50%; and expected dividend yield of 0.2% to 0.9%.

     In 2001, we issued a warrant for the purchase of additional common stock in connection with a private placement sale. The warrant represents the right to purchase up to $50 million worth of additional shares of our common stock, based on a per share exercise price equal to the average closing price of our common stock on the New York Stock Exchange for the 30 consecutive trading days immediately preceding the applicable exercise date. The warrant expires on March 22, 2002 and has been included in our diluted weighted average shares calculation.

ASSOCIATE RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

     Fleming sponsors pension and postretirement benefit plans for substantially all non-union and some union associates.

     Benefit calculations for our defined benefit pension plans are primarily a function of years of service and final average earnings at the time of retirement. Final average earnings are the average of the highest five years of compensation during the last 10 years of employment. We fund these plans by contributing the actuarially computed amounts that meet funding requirements. Substantially all the plans' assets are invested in listed securities, short-term investments, bonds and real estate.

     We also have unfunded nonqualified supplemental retirement plans for selected associates.

     We offer a comprehensive major medical plan to eligible retired associates who meet certain age and years of service requirements. This unfunded defined benefit plan generally provides medical benefits until Medicare insurance commences.

     The following table provides a reconciliation of benefit obligations, plan assets and funded status of the plans mentioned above.

                                                                            OTHER
                                              PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                            --------------------   -----------------------
                                              2000       2001         2000         2001
                                            --------   ---------   ----------   ----------
                                                            (IN THOUSANDS)
Change in benefit obligation:
Balance at beginning of year..............  $375,603   $ 405,404    $ 15,213     $ 13,093
Service cost..............................     9,940       9,021         124          114
Interest cost.............................    28,924      30,400         964          877
Plan participants' contributions..........        --          --         773          889
Actuarial gain/loss.......................    20,118       6,075         604        1,516
Amendments................................        --         224          --           --
Benefits paid.............................   (29,181)    (29,830)     (4,585)      (4,577)
                                            --------   ---------    --------     --------
Balance at end of year....................  $405,404   $ 421,294    $ 13,093     $ 11,912

                                                                            OTHER
                                              PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                            --------------------   -----------------------
                                              2000       2001         2000         2001
                                            --------   ---------   ----------   ----------
                                                            (IN THOUSANDS)
                                            ========   =========    ========     ========
Change in plan assets:
Fair value at beginning of year...........  $331,862   $ 320,248    $     --     $     --
Actual return on assets...................   (10,968)     (6,365)         --           --
Employer contribution.....................    28,535      24,448       4,585        4,577
Benefits paid.............................   (29,181)    (29,830)     (4,585)      (4,577)
                                            --------   ---------    --------     --------
Fair value at end of year.................  $320,248   $ 308,501    $     --     $     --
                                            ========   =========    ========     ========
Funded status.............................  $(85,156)  $(112,793)   $(13,093)    $(11,912)
Unrecognized actuarial loss...............   109,585     139,984       5,937        7,104
Unrecognized prior service cost...........       899         912          --           --
Unrecognized net transition asset.........       (53)         60          --           --
                                            --------   ---------    --------     --------
Net amount recognized.....................  $ 25,275   $  28,163    $ (7,156)    $ (4,808)
                                            ========   =========    ========     ========
Amounts recognized in the consolidated
  balance sheet:
Prepaid benefit cost......................  $  8,302   $   9,331    $     --     $     --
Accrued benefit liability.................   (52,181)    (81,039)     (7,156)      (4,808)
Intangible asset..........................       773         812          --           --
Accumulated other comprehensive income....    68,381      99,059          --           --
                                            --------   ---------    --------     --------
Net amount recognized.....................  $ 25,275   $  28,163    $ (7,156)    $ (4,808)
                                            ========   =========    ========     ========

     The following assumptions were used for the plans mentioned above.

                                                                                OTHER
                                                               PENSION     POSTRETIREMENT
                                                              BENEFITS        BENEFITS
                                                             -----------   ---------------
                                                             2000   2001    2000     2001
                                                             ----   ----   ------   ------
Discount rate..............................................  7.50%  7.50%   7.50%    7.50%
Expected return on plan assets.............................  9.00%  9.00%     --       --
Rate of compensation increase..............................  4.50%  4.00%     --       --

     Net periodic pension and other postretirement benefit costs include the following components:

                                                                                OTHER
                                             PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                      ------------------------------   ------------------------
                                        1999       2000       2001      1999     2000     2001
                                      --------   --------   --------   ------   ------   ------
                                                           (IN THOUSANDS)
Service cost........................  $ 14,163   $  9,940   $  9,021   $  177   $  124   $  113
Interest cost.......................    26,511     28,924     30,400    1,020      964      877
Expected return on plan assets......   (29,257)   (29,527)   (28,259)      --       --       --
Amortization of actuarial loss......    11,134      4,429     10,301      222      231      349
Amortization of prior service
  cost..............................       291        292        210       --       --       --
Amortization of net transition
  asset.............................      (268)      (268)      (113)      --       --       --
                                      --------   --------   --------   ------   ------   ------
Net periodic benefit cost...........  $ 22,574   $ 13,790   $ 21,560   $1,419   $1,319   $1,339
                                      ========   ========   ========   ======   ======   ======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $405 million, $370 million, and $320 million, respectively, as of December 30, 2000, and $421 million, $387 million and $309 million, respectively, as of December 29, 2001.

     For measurement purposes in 2000 and 2001, a 9.0% annual rate of increase in the per capita cost of covered medical care benefits was assumed. For the year 2000, the rate was assumed to remain constant for both the measurement year and following year, then grade down by 0.5% per year until reaching 5.0%, then remain constant thereafter. For the 2000 and 2001 measurement years, the ultimate trend rate was realized at the year 2009.

     The effect of a one-percentage point increase in assumed medical cost trend rates would have increased the accumulated postretirement benefit obligation as of December 31, 2001 from $11.9 to $12.6 million, and increased the total of the service cost and interest cost components of the net periodic cost from $0.99 million to $1.04 million. The effect of a one-percentage point decrease in assumed medical cost trend rates would have decreased the accumulated postretirement benefit obligation as of December 31, 2001 from $11.9 to $11.3 million, and decreased the total of the service cost and interest cost components of the net periodic cost from $0.99 million to $0.95 million.

     In some of the retail operations, contributory profit sharing plans were maintained for associates who meet certain types of employment and length of service requirements. These plans were discontinued at the beginning of 2000. Contributions under these defined contribution plans were made at the discretion of the Board of Directors and totaled $3 million in 1999.

     Beginning in 2000, we changed our benefit plans to offer a matching 401(k) plan to associates in addition to the pension plan previously offered. The pension plan was continued, but with a reduced benefit formula. The new plan was also offered to an increased number of associates. Under the plan, we annually commit to a minimum funding into the plan, match 100% of the first 2% of the employee's contribution, and match 25% of the next 4% of the employee's contribution for a maximum match contribution of 3% of the employee's base salary.

     At the end of 2001, associates participating in the Fleming Pension Plan were given a one-time choice between two retirement programs. Option one offered the current retirement program, where employees continue to earn benefits in the Fleming Pension Plan and have the Fleming Matching Contribution in the 401(k) Plan. Option two offered a new retirement program where the employees' pension benefit is frozen as of the end of 2001, begin receiving a Fleming Retirement Contribution to the 401(k) Plan, and continue to receive the Fleming Matching Contribution to the 401(k) Plan. The future benefits between option one and option two will vary among associates based on pay, current and future service with Fleming, participation rate in the 401(k) Plan, and age. Balances at retirement may be different depending on future service with Fleming, pay increases, and investment returns. Associates hired after December 1, 2000 automatically receive option two, thus, there will be no new associates participating in the Fleming Pension Plan.

     Certain associates have pension and health care benefits provided under collectively bargained multi-employer agreements. Expenses for these benefits were $77 million, $76 million and $60 million for 1999, 2000 and 2001, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION

                                                         1999       2000       2001
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Acquisitions:
  Fair value of assets acquired......................  $ 78,607   $ 18,529   $141,143
  Less:
  Liabilities assumed or created.....................        --     11,181     19,512
  Cash acquired......................................       167         28        258
                                                       --------   --------   --------
     Cash paid, net of cash acquired.................  $ 78,440   $  7,320   $121,373
                                                       ========   ========   ========
Cash paid during the year for:
  Interest, net of amounts capitalized...............  $165,676   $175,246   $149,332
                                                       ========   ========   ========
  Income taxes, net of refunds.......................  $ 14,863   $(71,529)  $(18,378)
                                                       ========   ========   ========
Property and equipment additions by capital leases...  $ 45,220   $ 47,010   $ 14,721
                                                       ========   ========   ========

CONTINGENCIES

     In accordance with applicable accounting standards, we record a charge reflecting contingent liabilities when we determine that a material loss is "probable" and either "quantifiable" or "reasonably estimable." Additionally, we disclose material loss contingencies when the likelihood of a material loss is deemed to be greater than "remote" but less than "probable." Set forth below is information regarding certain material litigation loss contingencies that were settled in 2001.

     Stockholder Class Action Suit. In February 2000, the court dismissed the plaintiffs' amended complaint with prejudice and in September 2001 the Tenth Circuit affirmed the district court decision. In October 2001, the Tenth Circuit denied the plaintiffs' petition for a full bench rehearing. The plaintiffs did not request a review of the judgment of the lower courts to the United States Supreme Court. As a result, all appeals by the plaintiffs are exhausted and the judgment of the courts, as outlined above, will stand unchanged.

     Noteholder Class Action Suit. On May 25, 2001, the noteholder plaintiffs and we executed a settlement agreement and such settlement became final on September 5, 2001. The settlement agreement includes a full release of Fleming from liability to the plaintiffs in this case and Fleming and its insurer paid $2.5 million.

     Don's United Super (and related cases). On September 6, 2001, the parties executed a settlement agreement in the Don's United Super, Coddington Enterprises, Inc., J&A Foods, Inc., R&D Foods, Inc., and Robandee United Super, Inc. cases. The settlement agreement includes a full release of Fleming from liability to the plaintiffs in these cases and we recorded a $21 million after-tax charge in the second quarter of 2001 to reflect the total estimated cost of the settlement and other related expenses.

     Storehouse Markets. On July 9, 2001, the parties executed a settlement agreement that was subsequently approved by the court on September 10, 2001. The settlement agreement resolved all claims between the parties in exchange for a total payment of $16 million by us and our insurer.

     Welsh. On December 31, 2001, the parties executed a settlement agreement that resolved all claims in this case between the parties. Fleming is not required to pay any amounts to the plaintiffs pursuant to this settlement.

     In the ordinary course of our business, various legal actions, governmental proceedings and other claims are pending or threatened or may be instituted or asserted in the future against Fleming and its subsidiaries. For some of these matters, Fleming has indemnifications from its vendors. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of the matters could be decided unfavorably to Fleming or the subsidiary involved. Although the amount of liability, if any, at December 29, 2001 with respect to these matters cannot be ascertained, Fleming believes that any resulting liability should not materially affect the consolidated financial position or results of operations for Fleming and its subsidiaries.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Fleming Companies, Inc.

     We have audited the accompanying consolidated balance sheets of Fleming Companies, Inc. and subsidiaries as of December 30, 2000 and December 29, 2001, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Fleming Companies, Inc. and subsidiaries at December 30, 2000, and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          DELOITTE & TOUCHE LLP

Dallas, Texas
February 13, 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 (FLEMING LOGO)

                            FLEMING COMPANIES, INC.

                  OFFER TO EXCHANGE UP TO $400,000,000 OF ITS
              10-5/8% SERIES D SENIOR SUBORDINATED NOTES DUE 2007,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                                   FOR UP TO
                $250,000,000 OF ITS OUTSTANDING 10-5/8% SERIES B
                       SENIOR SUBORDINATED NOTES DUE 2007
                                   AND UP TO
                $150,000,000 OF ITS OUTSTANDING 10-5/8% SERIES C
                       SENIOR SUBORDINATED NOTES DUE 2007

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                 March 15, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------